As filed with the Securities and Exchange Commission on October 30, 2014.

Registration No. 333-198860

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

The Joint Corp.

(Exact name of Registrant as specified in its charter)

Delaware	6794	90-0544160
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

16767 N. Perimeter Drive, Suite 240
Scottsdale, AZ 85260
(480) 245-5960
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John B. Richards
Chief Executive Officer
16767 N. Perimeter Drive, Suite 240
Scottsdale, AZ 85260
(480) 245-5960
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig P. Colmar, Esq. Michael Bonn, Esq. Johnson and Colmar 2201 Waukegan Road, Suite 260 Bannockburn, Illinois 60015 (312) 922-1980	Ivan K. Blumenthal, Esq. Merav Gershtenman, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, New York 10017 (212) 935-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion

Preliminary Prospectus dated October 30, 2014

3,000,000 Shares of Common Stock

This is the initial public offering of shares of our common stock. We are offering all of the shares of common stock offered by this prospectus.

We expect the public offering price to be between $9.00 and $11.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares of common stock will be listed on The NASDAQ Global Market under the symbol “JYNT.” No assurance can be given that our application will be approved.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will be reporting in accordance with the reduced public company reporting requirements permitted thereby. See “Implications of Being an Emerging Growth Company” on page 11.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting” beginning on page 79.

We have granted a 45-day option to the underwriters to purchase up to an additional 450,000 shares from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

Delivery of the shares will be made on or about            , 2014.

Joint Book Runners

Roth Capital Partners	Feltl and Company

Co-Manager

Sanders Morris Harris

The date of this prospectus is            , 2014.

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus or in any free writing prospectus that we may authorize to be delivered or made available to you. Neither the delivery of this prospectus nor the sale of our common stock means that the information contained in this prospectus or any free writing prospectus is correct after the date of this prospectus or such free writing prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy the shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Important Introductory Information” and our financial statements and the notes relating to the financial statements included elsewhere in this prospectus. We present EBITDA as a supplemental measure to help us describe our operating performance. EBITDA is a non-GAAP financial measure commonly used in our industry and should not be construed as an alternative to net (loss) income (as determined in accordance with generally accepted accounting principles in the United States, or GAAP) or as a better indicator of operating performance. Other companies in our industry may calculate EBITDA differently than we do. Please refer to note (1) to “Summary Financial Data” for a reconciliation of our net (loss) income to EBITDA and a more thorough discussion of our use of EBITDA in this prospectus.

Our Company

We are a rapidly-growing franchisor of chiropractic clinics that operates on a non-insurance, cash-based model. We seek to be the leading provider of chiropractic care in the markets we serve and to become the most recognized brand in our industry through the rapid and focused expansion of chiropractic clinics in key markets throughout North America and abroad.

Our mission is to improve quality of life through routine chiropractic care. We seek to accomplish this by making quality care readily available and affordable. We have created a growing network of 225 modern, consumer-friendly chiropractic clinics operated by franchisees that employ only licensed chiropractors. We believe we have priced our services below industry standard pricing for similar services and below most insurance co-payment levels. We believe we can translate our demonstrated franchisee growth and our senior management’s experience in developing other well-known specialty retail concepts to successfully develop and profitably operate company-owned clinics.

Our locations have been selected to be visible, accessible and convenient. We offer a welcoming, consumer-friendly experience that attempts to redefine the chiropractic doctor/patient relationship. Our clinics are open longer hours than many of our competitors and our patients do not need appointments. We operate a “cash” business. We do not accept insurance and we do not provide Medicare covered services. Our independence from third-party reimbursement and related administrative requirements makes us attractive to chiropractic doctors who desire to focus their practice principally on patient care and to minimize the administrative burdens of traditional insurance reimbursement-based practices. We believe that increasing awareness of the availability of our pricing at a significant discount to the cost of traditional chiropractic adjustments and, in most cases, below the level of insurance co-payment amounts, will aid in driving patients to our brand. In addition, we believe that our commitment to affordable pricing will not only attract existing consumers of chiropractic services, but will also appeal to the growing market of consumers who seek alternative or non-invasive wellness care. We have attracted an average of between 540 and 948 new patients per year to our clinics between 2010 and 2013, as compared to the 2013 average of 364 new patients per year for the chiropractic industry.

Since acquiring the predecessor to our company in March, 2010, we have grown from eight franchised clinics in operation to 215 franchised clinics in operation as of June 30, 2014, with another 250 franchises granted through a network of regional developers and independent franchise operators. All 215 Joint clinics open as of June 30, 2014, are operated by franchisees and we do not directly own or operate any of these clinics. In the six months ended June 30, 2014, our franchised clinics registered 948,304 patient visits and generated system-wide revenues of $19,773,084, which refers to the aggregate revenues of our franchisees. We receive a royalty of 7.0% of gross revenues from franchised clinics and 4.0% of gross revenues from clinics franchised through regional developers. We also collect a national marketing fee of 1.0% of gross revenues of all franchised clinics. We receive a franchise fee of $29,000 for franchises we sell directly and a franchise fee of $14,500 for franchises sold through regional developers.

Our franchisees have demonstrated sustained increases in average monthly sales and patient visits per clinic, which we believe demonstrates our ability to increase sales and our growing brand equity. For the

14 clinics that opened in 2011, we increased sales throughout our system from $650,170 in 2011 to $2,823,895 in 2012 (a 334.3% increase) and to $4,223,254 in 2013 (a 49.6% increase), and increased patient visits from 34,056 in 2011 to 142,045 in 2012 (a 317.1% increase) and 197,452 in 2013 (a 39.0% increase).

Sales — Clinics Opened in 2011

Patient Visits(1) — Clinics Opened in 2011

(1)	Includes repeat visits and does not indicate total number of patients.

For the 53 clinics that opened in 2012, we increased sales from $2,140,814 in 2012 to $9,591,917 in 2013, and increased patient visits from 116,752 in 2012 to 468,467 in 2013.

Sales — Clinics Opened in 2012

Patient Visits(1) — Clinics Opened in 2012

(1)	Includes repeat visits and does not indicate total number of patients.

As part of our branding strategy, we deliver convenient, appointment-free chiropractic adjustments in a casual, inviting, consumer-oriented environment at prices that are between 56% and 70% lower than the average cost for comparable procedures offered by traditional chiropractors, according to First Research. To increase convenience and value for our patients, our clinics offer a variety of customizable membership and wellness plans which feature discounted pricing even as compared with our single-visit pricing schedules. These flexible plans are designed to attract patients and encourage repeat visits and routine usage.

Our goal is to locate our clinics in highly visible convenience-oriented retail centers. Our clinics are, on average, approximately 1,000 – 1,200 square feet, and feature an open floor plan that contains a well-appointed reception area and an average of three treatment tables. Our clinics’ layout and interior design is modern, comfortable and consistent across our system. This aids in building brand awareness and patient loyalty, and provides our patients with a comfortable, upscale service experience that distinguishes us from the clinical atmosphere often encountered at traditional chiropractic clinics and medical offices.

Our consumer-focused service model targets the non-acute treatment market, which we believe to be the largest segment of the chiropractic services market. As our model does not focus on the treatment of severe, acute injury, we do not require expensive and invasive diagnostic tools such as MRIs and X-rays. Instead, we refer patients who present with acute symptoms to alternate healthcare providers, including traditional chiropractors. We seek to drive patient flow to our clinics not only by building brand awareness through conveniently located, highly visible locations but also by using traditional retail-oriented marketing and customer acquisition techniques. Many of our patients are referrals from existing patients. We intend to maximize our operational efficiencies, drive usage and grow brand awareness through the expansion of our presence into a national infrastructure that leverages our size and local market density.

All of our 215 clinics are currently operated by franchisees. Of these, 40 franchises have been awarded directly by us while 175 franchises were awarded pursuant to our regional developer program in which we sold licenses to third parties to develop franchises in particular geographic areas. Our future growth strategy will increasingly focus on opening clinics that are directly owned and operated by us, while continuing to grow through the sale of additional franchises.

For the year ended December 31, 2013, we had net income after taxes of $155,635. For the six month period ended June 30, 2014, we had a net loss of $261,646. For the same periods, our revenue as a percentage of franchises’ revenue was 26.7% and 16.4% respectively.

Our Industry

The chiropractic industry in the United States is large, growing, and highly fragmented. According to First Research, expenditures for chiropractic services in the U.S. were $11.0 billion in 2013 and are expected to grow at approximately 3.0% annually between 2014 and 2018. In addition, according to a January 2014 IBISWorld report, approximately $4.7 billion of the total chiropractic market comes from out-of-pocket, or cash, payments by patients. Among the factors driving this growth are healthcare cost pressures, the aging population and technological advances that are expected to shift services from inpatient facilities and hospitals to outpatient settings. We believe that the demand for chiropractic services will continue to expand as a result of growing awareness of the benefits of regular maintenance therapy.

According to Chiropractic Care, a United States market report by Strategy.com, between approximately 6% and 9% of the United States population regularly uses chiropractic. According to the American Chiropractic Association, 80% of Americans experience back pain at least once in their lifetime. Most chiropractic services are provided by sole practitioners in medical-office settings. The chiropractic industry differs from the broader healthcare services industry in that it is more heavily consumer-driven, market-responsive and price sensitive, as the result of many treatment options falling outside the bounds of traditional insurance reimbursable services and fee schedules.

According to a report issued by First Research in March 2014, expenditures for chiropractic services in the United States were approximately $11.0 billion in 2013, which represents less than 1% of all healthcare expenditures, and in 2013 the top 50 companies delivering chiropractic services in the United States generated less than 10.0% of all industry revenue. In addition, according to Chiropractic Economics, in 2013, 40.0% of all chiropractic expenditures were paid by insurance, with only 17.1% of chiropractic costs financed by government programs, including Medicare and Medicaid. We believe these characteristics are evidence of an underserved market with potential consumer demand that is favorable for an efficient, low-cost, consumer-oriented provider.

Our competitors include single doctors’ offices as well as multiple-unit clinic operations, including several multi-unit franchisors. Many of these competitors operate on an insurance reimbursement model although they typically accept cash payment as well. See, “Business — Our Industry” and “Competition.”

Our Competitive Strengths

We believe the following competitive strengths have contributed significantly to our initial success and will position us for future growth:

Price and convenience.  We believe that our strongest competitive advantages are our price and convenience. We offer a much less expensive alternative to traditional providers of chiropractic services by focusing on non-acute care and by not participating in insurance or Medicare reimbursement. We can do this because our clinics are not burdened with the operating expenses required to perform certain diagnostic procedures and to process reimbursement claims. Our model allows us to pass these savings on to our patients. According to Chiropractic Economics, the average price for a chiropractic adjustment involving spinal manipulation in the United States is between $50 and $75. By comparison, our average price is $22, or between 56% and 70% lower than the average price.

To underscore our focus on convenience, we also offer our patients the opportunity to visit our clinics without an appointment and receive prompt attention. Finally, we offer extended hours of operation, including weekends, which is not typical among our competitors.

Retail, consumer-driven approach.  We utilize strong, recognizable brand and retail approaches to stimulate awareness and drive patients to our clinics. We strive to locate clinics in highly visible retail centers. Our model provides our patients with the flexibility to see a chiropractor when they want because we do not schedule appointments and most of our clinics maintain extended hours and offer patient care six or seven days per week.

Our chiropractors can focus on patient service.  We believe the time and money our chiropractors save by not having to attend to administrative duties related to insurance reimbursement processing allows them increased opportunities to:

•	see more patients;
•	establish and reinforce chiropractor/patient relationships; and
•	educate patients on the benefits of chiropractic maintenance therapy.

We believe this approach has resulted in broad acceptance, strong brand recognition and favorable patient experiences. This is evidenced by our growth in patient visits. From 2012 to 2013, our patient visits grew from 440,636 to 1,113,714, or 152.8%. As of June 30, 2014, our patient visits were 948,304, representing an annualized growth of over 70.0% from 2013.

Our approach to chiropractic practices has also made us an attractive alternative to chiropractic doctors who desire to spend more time treating patients than they are enabled to do in traditional practices with greater overhead, personnel, and administrative burdens. We believe that our model will aid us in recruiting chiropractors to work in our clinics.

Proven track record of opening franchised clinics and growing sales.  We have grown our franchised clinic revenue base every month since we acquired our predecessor company in March 2010, increasing total monthly sales from $113,198 in June 2010 to $3,773,953 in June 2014. During this period we increased the number of clinics in operation from eight to 215. During this same period, we increased average annualized sales per clinic from $137,087 to $350,771.

Monthly Sales June 2010 – June 2014

Same store sales growth is a measure commonly used in the retail industry. It is important because it excludes sales growth from new locations, thus illustrating a retailer’s growth capacity from existing units. Same store sales growth measures the annual sales increase for each store that has been open for at least one year. Same store sales growth for our clinics that opened in 2011 (which we refer to as age class 2011) was 99.1% in 2012, 49.6% in 2013, and 21.2% through June 30, 2014. The following table presents same store sales growth data for our clinics that opened in 2011, which is the only age class for which we have at least two full years of data. Although our age class 2011 clinics consist of only 14 clinics, we believe that they are representative of the same store sales growth that we expect from new clinics as they grow to maturity.

Same Store Sales Growth %
(Stores opened in 2011)

*	Through June 30, 2014

Strong and proven management team.  Our strategic vision and results-oriented culture are directed by our senior management team led by our Chief Executive Officer John B. Richards, who previously served as president of Starbucks North America when it expanded from 500 to 3,000 units. Mr. Richards was also Chief Executive Officer of Elizabeth Arden Red Door Salons. Together with Mr. Richards, our senior management team is also guided by David Orwasher, who has served as our Chief Operating Officer since January 2014 and who previously served as a vice president of Starbucks, working directly with Mr. Richards during the same period. John Leonesio, the founder of Massage Envy, who grew that company from inception through the opening of over 300 franchises, serves as non-executive Chairman of our Board of Directors. Mr. Leonesio was our Chief Executive Officer from the commencement of our operations through the opening of 160 clinics across 22 states. Our senior management will direct a team of dedicated leaders who are focused on executing our business plan and implementing our growth strategy. Messrs. Richards, Orwasher and Leonesio have had collective responsibility for building, opening or franchising a total of over 7,000 retail units. We believe that our management team’s experience in operating, franchising, developing systems and rapidly expanding retail operations will be a key driver of our growth and will position us well for achieving our long-term strategy.

Our Growth Strategy

Our goal is not only to capture a significant share of the existing market but also to expand the market for non-acute chiropractic care. We intend to accomplish this through the rapid and focused geographic expansion of our affordable service offering by the introduction of corporate clinics and the continuation of our franchising program. We propose to employ a variety of growth tactics including:

•	opening company-owned clinics;
•	the opportunistic acquisition of existing franchises;
•	continued clinic revenue and royalty income growth;
•	opening franchised clinics in development;
•	the sale of additional franchises and conversion of existing chiropractic practices to our model;
•	reacquiring regional developer licenses; and
•	improving margins and leveraging infrastructure.

Development of company-owned clinics.  Development of company-owned clinics will be our principal focus, and we will use a significant amount of the proceeds from this offering to pursue this strategy. We believe we can leverage the experience we have gained in supporting our demonstrated franchisee growth and our senior management’s experience in rapidly and effectively growing other well-known high velocity specialty retail concepts to successfully develop and profitably operate company-owned clinics. Since commencing operations as a franchisor of chiropractic clinics, we have gained significant experience in identifying the business systems and practices that are required to profitably operate our clinics, validate our model and demonstrate proof of concept. See, “Use of Proceeds” and “Business — Our Growth Strategy.”

We believe our direct control over company-owned clinics will enable us to more effectively apply these operating standards than in our franchised clinics. We intend to develop company-owned clinics in geographic clusters where we are able to increase efficiencies through a consolidated real estate penetration strategy, leverage cooperative advertisement and marketing and attain general corporate and administrative operating efficiencies. Our management has done this before, and we believe that their experience in this area readily translates to our business model.

We currently have no company-owned clinics and, pending completion of this offering, we have taken no steps toward identifying specific locations, commencing negotiations with landlords or hiring operators for company-owned clinics, other than to have researched the market potential for new company-owned clinics, which we believe to be significant. See “Risk Factors — Risks Related to Our Business — Our long-term success is highly dependent on our ability to open new, primarily company-owned clinics, and is subject to many unpredictable factors.”

Acquiring existing franchisees.  We believe that we can accelerate the development of company-owned clinics through the selective acquisition of existing franchised clinics. Our management team has developed a template for the acquisition of existing franchised clinics, their conversion to company-owned clinics and their integration into a company-owned clinic system. We have begun the process of developing a pipeline of existing franchisees whose clinics may be available for purchase and we intend to use a portion of the proceeds of this offering for acquisitions. We have not entered into any agreement for any specific acquisition at this time.

Increasing revenues from existing franchisees.  We have a history of increasing revenues from existing franchises. Our revenues from existing franchises have increased by an average of 27.30% percent for each of the past 14 calendar quarters through June 30, 2014. We believe that the experience we have gained operations, management and marketing, together with increasing awareness of our brand has contributed to revenue growth. We believe that our ability to leverage cooperative and general media advertising will continue to grow as the number and density of our clinics increases.

Opening clinics in development.  In addition to the 225 clinics our franchisees are currently operating, we have sold licenses and granted franchises either directly or through our regional developers for an additional 250 clinics that are in various stages of development. We will continue to provide support to our franchisees and regional developers to open these clinics and to achieve sustainable profitability as soon as possible.

Selling additional franchises.  We intend to continue to sell franchises. We believe that, to secure leadership in our industry and to maximize opportunities in identified markets, it is important to gain brand equity and consumer awareness as rapidly as possible, consistent with a disciplined approach to opening clinics. This same strategy has been used by numerous high-velocity retail concepts, including Starbucks Coffee Company. We believe that continued sales of franchises in selected markets complements our plan to open company-owned clinics, particularly in specialized or unique operating environments, and that a growth strategy that includes both franchised and company-owned clinics has advantages over either approach by itself. These advantages include:

•	increasing our availability to patients;
•	accelerating our speed to market and our competitive advantages;
•	enhancing our value to present franchisees who may realize benefits from clinic density and cooperative advertising;
•	enhancing our desirability to potential new franchisees; and
•	presenting an exit strategy to franchisees, who may view us as a potential acquirer of their franchised clinics at such time as they may choose to sell.

Reacquiring regional developer licenses.  We intend to selectively pursue the reacquisition of regional developer licenses. We believe that by repurchasing regional developer licenses we can increase our profitability through capturing the regional developers’ royalty stream on franchises within their region. In addition, to the extent that we reacquire a given regional developer license, we will be freed from contractual restraints that may be present in that regional developer license on our ability to open company-owned clinics in that region. Although we have not agreed to repurchase any specific regional developer licenses, we believe that we can successfully pursue this repurchase opportunity, and we intend to use a portion of the proceeds of this offering for the reacquisition of regional developer licenses.

Continue to improve margins and leverage infrastructure.  As we continue to grow, we expect to drive greater efficiencies in our development and marketing organizations and leverage our technology and existing support infrastructure. We believe we will be able control corporate costs over time to enhance margins as general and administrative expenses grow at a slower rate than our clinic base and revenues. At the clinic level, we expect to drive margins and labor efficiencies through continued revenue growth as our clinic base matures and the average number of patient visits increases. In addition, we will consider introducing selected branded products such as nutraceuticals or dietary supplements and related additional services.

Risks Associated with Our Business

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Below is a summary of some of the principal risks we face:

•	we may not be able to successfully implement our growth strategy if we or our franchisees are unable to locate and secure appropriate sites for clinic locations, obtain favorable lease terms, hire and retain suitable chiropractors and staff to serve our patients, and attract patients to our clinics;
•	we have limited experience operating company-owned clinics, and we may not be able to duplicate the success of some of our franchisees;
•	we may not be able to acquire operating clinics from existing franchisees or acquire operating clinics on attractive terms;
•	we may not be able to continue to sell franchises to qualified franchisees;
•	we may not be able to identify, recruit and train enough qualified chiropractors to staff our clinics;
•	new clinics may not be profitable, and we may not be able to maintain or improve revenues and franchise fees from existing franchised clinics;
•	the chiropractic industry is highly competitive, with many well-established competitors;
•	we may face negative publicity or damage to our reputation, which could arise from concerns expressed by opponents of chiropractic and by chiropractors operating under historically traditional service models;
•	legislation and regulations, as well as new medical procedures and techniques could reduce or eliminate our competitive advantages; and
•	we will face increased costs as a result of being a public company.

Corporate Information

We are a Delaware corporation. Our principal executive offices are located at 16767 N. Perimeter Drive, Suite 240, Scottsdale, Arizona, and our telephone number at that address is (480) 245-5960. Our website is www.thejoint.com. Information on, and which can be accessed through, our website is not incorporated in this prospectus.

THE OFFERING

Common stock offered by us in this offering
3,000,000 shares
Common stock to be outstanding immediately after this offering
9,168,821 shares
Over-allotment option
We have granted the underwriters a 45-day option to purchase up to 450,000 additional shares of our common stock at the public offering price, less underwriting discounts and commissions.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $27,050,000 assuming the sale of 3,000,000 shares at $10.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus. We intend to use the net proceeds (i) to establish new company-owned clinics; (ii) to acquire selected existing franchised clinics and reposition them as company-owned clinics; (iii) to repurchase selected area development licenses and (iv) for general corporate purposes, including, among other things, additional working capital, financing of capital expenditures and additional marketing efforts. See “Use of Proceeds.”
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Proposed NASDAQ Global symbol
We have applied for listing of our common stock on The NASDAQ Global Market under the symbol “JYNT.”

The number of shares of common stock to be outstanding after this offering is based on 4,833,821 shares of our common stock outstanding as of October 30, 2014, and 1,335,000 additional shares of our common stock issuable upon the conversion of 25,000 shares of preferred stock upon the completion of this offering, and excludes as of such date:

•	805,895 shares of common stock issuable upon exercise of outstanding options at a weighted-average exercise price of approximately $0.85 per share;
•	673,730 shares of common stock reserved for future issuance under our 2014 stock plan; and
•	90,000 shares of common stock issuable upon exercise of warrants to be issued to the Representatives of the underwriters in connection with this offering (assuming the sale of 3,000,000 shares), at an exercise price per share equal to 125% of the public offering price, as described in the “Underwriting — Representatives’ Warrants” section of this prospectus.
•	539,575 shares of restricted stock issued under our 2012 stock plan which are not vested.

Unless we indicate otherwise, this prospectus reflects and assumes the following:

•	a dividend of 0.78 shares of our common stock for each share of our common stock held as of September 15, 2014, as discussed in note 1 to our audited financial statements, which occurred on September 17, 2014;
•	no exercise of the Representatives’ warrants to be issued to the Representatives of the underwriters described above;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotment, if any; and
•	conversion of 25,000 shares of our preferred stock into 1,335,000 shares of common stock.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an emerging growth company as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;
•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;
•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and
•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision, and as a result, we plan to comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our common stock and more volatility in our stock price.

We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of these reduced disclosure requirements.

SUMMARY FINANCIAL DATA

The following summary financial data presents certain data for us. Historical financial data below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited financial statements and the related notes and the historical financial statements and the related notes included elsewhere in this prospectus. The summary financial data in this section is not intended to replace our financial statements and the related notes thereto. The following table reflects the dividend of 0.78 shares of our common stock for each share of our common stock outstanding as of September 15, 2014, which was effected on September 17, 2014. Our historical financial data may not be indicative of our future performance.

	Year Ended December 31,		Six Months Ended June 30, 2014 (unaudited)
	2013 (audited)	2012 (audited)
	(in thousands except per share data)
Consolidated Statement of Operations Data
Total revenues	$5,958	$2,785	$3,245
Cost of revenues	2,006	1,091	1,115
Selling, general and administrative expense	3,512	3,042	2,509
Income (loss) from operations	440	(1,347)	(379)
Net income (loss)	156	(736)	(262)
Basic net profit (loss) per share(2)	0.03	(0.14)	(0.05)
Diluted net profit (loss) per share(2)	0.02	(0.14)	(0.05)
Weighted-average shares outstanding used in computing basic income (loss) per share	5,314	5,340	4,816
Weighted-average shares outstanding used in computing diluted income (loss) per share(2)	6,670	5,340	4,816
Other Data:
EBITDA(1)	501	(1,258)	(290)

	2013 (audited)	2012 (audited)	June 30, 2014 (unaudited)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$3,517	$3,566	$3,261
Property and equipment	400	230	854
Deferred franchise costs	3,223	3,208	3,194
Other assets	2,628	2,096	2,817
Total assets	9,768	9,100	10,126
Deferred revenue	10,008	9,949	9,823
Other liabilities	981	288	1,758
Total liabilities	10,989	10,237	11,581
Stockholders’ deficit	(1,221)	(1,136)	(1,455)

(1)	EBITDA consists of net income (loss), before interest, income taxes, depreciation and amortization. We have provided EBITDA because it is a measure of financial performance commonly used for comparing companies in our industry. EBITDA provides an alternative measure of cash flow from operations. You should not consider EBITDA as a substitute for operating profit as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. We may calculate EBITDA differently from other companies.
(2)	All share and per share amounts have been retroactively restated to give effect to the dividend of 0.78 shares of common stock, which was effected on September 17, 2014.

We believe that the use of EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other outpatient medical clinics, which may present similar non-GAAP financial measures to investors. In addition, you should be aware when evaluating EBITDA that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate EBITDA in the same fashion.

Our management does not consider EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of EBITDA is that it excludes significant expenses and income that are required by GAAP to be recorded in our financial statements. Some of these limitations are:

a.	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
b.	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
c.	EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; and
d.	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

Because of these limitations, EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. You should review the reconciliation of net income (loss) to EBITDA below and not rely on any single financial measure to evaluate our business. The following table reconciles net income (loss) to EBITDA for 2013, 2012 and for the six months ended June 30, 2014:

(in thousands)	Year Ended December 31,		Six Months Ended June 30, 2014
	2013	2012
Net income	$156	$(736)	$(262)
Interest expense	—	—	—
Depreciation and amortization expense	71	50	89
Tax expense (benefit) penalties and interest	274	(572)	(117)
EBITDA	$501	$(1,258)	$(290)

RISK FACTORS

You should carefully consider the risks described below before buying shares in this offering. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Our long-term success is highly dependent on our ability to open new, primarily company-owned clinics, and is subject to many unpredictable factors.

One of the key means of achieving our growth strategy will be through opening new, primarily company-owned clinics and operating those clinics on a profitable basis. We expect this to be the case for the foreseeable future. We have opened 207 franchised clinics since April 2010, but we have opened only one company-owned clinic, which we then sold to a franchisee. We currently operate no company-owned clinics. We may not be able to open new company-owned clinics as quickly as planned. In the past, we have experienced delays in opening some franchised clinics, for various reasons, including the landlord’s failure to turn over the premises to our franchisee on a timely basis. Such delays could happen again in future clinic openings. Delays or failures in opening new, primarily company-owned clinics could materially and adversely affect our growth strategy and our business, financial condition and results of operations. As we operate more clinics, our rate of expansion relative to the size of our clinic base will eventually decline.

In addition, one of our biggest challenges is locating and securing an adequate supply of suitable new clinic sites in our target markets. Competition for those sites is intense, and other medical and retail concepts that compete for those sites may have unit economic models that permit them to bid more aggressively for those sites than we can. There is no guarantee that a sufficient number of suitable sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. Our ability to open new clinics also depends on other factors, including:

•	negotiating leases with acceptable terms;
•	identifying, hiring and training qualified employees in each local market;
•	timely delivery of leased premises to us from our landlords and punctual commencement of our build-out construction activities;
•	managing construction and development costs of new clinics, particularly in competitive markets;
•	obtaining construction materials and labor at acceptable costs, particularly in urban markets;
•	unforeseen engineering or environmental problems with leased premises;
•	generating sufficient funds from operations or obtaining acceptable financing to support our future development;
•	securing required governmental approvals, permits and licenses (including construction permits and operating licenses) in a timely manner and responding effectively to any changes in local, state or federal laws and regulations that adversely affect our costs or ability to open new clinics; and
•	avoiding the impact of inclement weather, natural disasters and other calamities.

We have not begun to identify specific sites for company-owned clinics, and we have not begun hiring operators for company-owned clinics. Our progress in opening new, primarily company-owned clinics from quarter to quarter may occur at an uneven rate. If we do not open new clinics in the future according to our current plans, the delay could materially adversely affect our business, financial condition and results of operations.

We intend to develop new, primarily company-owned clinics in our existing markets, expand our footprint into adjacent markets and selectively enter into new markets. However, there are numerous factors involved in identifying and securing an appropriate site, including, but not limited to: identification and availability of suitable locations with the appropriate population demographics, psychographics, traffic patterns, local retail and business attractions and infrastructure that will drive high levels of customer traffic and sales per clinic; consumer acceptance of our chiropractic practice concept; financial conditions affecting developers and potential landlords, such as the effects of macro-economic conditions and the credit market, which could lead to these parties delaying or canceling development projects (or renovations of existing projects), in turn reducing the number of appropriate locations available; developers and potential landlords obtaining licenses or permits for development projects on a timely basis; anticipated commercial, residential and infrastructure development near our new clinics; and availability of acceptable lease arrangements.

We may not be able to successfully develop critical market presence for our brand in new geographical markets, as we may be unable to find and secure attractive locations, build name recognition or attract new customers. If we are unable to fully implement our development plan, our business, financial condition and results of operations could be materially adversely affected.

New clinics, once opened, may not be profitable, and the increases in average clinic sales and comparable clinic sales that we have experienced in the past may not be indicative of future results.

Typically, our new clinics continue to increase sales for their first 36 months of operation. Our analysis of clinic growth leads us to believe that revenue growth will continue past 36 months. However, we cannot assure you that this will occur for future clinic openings. In new markets, the length of time before average sales for new clinics stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. New clinics may not be profitable and their sales performance may not follow historical patterns. In addition, our average clinic sales and comparable clinic sales may not increase at the rates achieved over the past several years. Our ability to operate new clinics, especially company-owned clinics, profitably and increase average clinic sales and comparable clinic sales will depend on many factors, some of which are beyond our control, including:

•	consumer awareness and understanding of our brand;
•	general economic conditions, which can affect clinic traffic, local rent and labor costs and prices we pay for the supplies we use;
•	changes in consumer preferences and discretionary spending;
•	competition, either from our competitors in the chiropractic industry or our own clinics;
•	temporary and permanent site characteristics of new clinics;
•	changes in government regulation; and
•	other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

If our new clinics do not perform as planned, our business and future prospects could be harmed. In addition, if we are unable to achieve our expected average clinics sales, our business, financial condition and results of operations could be adversely affected.

Our failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes a significant number of new clinics. Our existing clinic management systems, administrative staff, financial and management controls and information systems may be inadequate to support our planned expansion. Those demands on our infrastructure and resources may also adversely affect our ability to manage our existing clinics. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, clinic teams and existing infrastructure which could harm our business, financial condition and results of operations.

Our expansion into new markets may be more costly and difficult than we currently anticipate with the resulting risk of slower growth than we expect.

We plan to open clinics in markets where we have little or no operating experience. Clinics we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy, marketing or operating costs than clinics we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision and culture. We may also incur higher costs from entering new markets, particularly with company-owned clinics if, for example, we hire and assign regional managers to manage comparatively fewer clinics than in more developed markets. For these reasons, both our new franchised clinics and our new company-owned clinics may be less successful than our existing franchised clinics or may achieve target rates of patient visits at a slower rate. If we do not successfully execute our plans to enter new markets, our business, financial condition and results of operations could be materially adversely affected.

We will be subject to all of the risks associated with leasing space subject to long-term non-cancelable leases for clinics that we intend to operate.

We do not intend to own any of the real property where our company-owned clinics will operate. We expect the spaces for the company-owned clinics we intend to open in the future will be leased. We anticipate that our leases generally will have an initial term of five years and generally can be extended only in five-year increments (at increased rates). We expect that all of our leases will require a fixed annual rent, although some may require the payment of additional rent if clinic sales exceed a negotiated amount. We expect that our leases will typically be net leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities, and that these leases will not be cancellable by us. If a future company-owned clinic is not profitable, resulting in its closure, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, we may fail to negotiate renewals as each of our leases expires, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close stores in desirable locations. These potential increases in occupancy costs and the cost of closing company-owned clinics could materially adversely affect our business, financial condition or results of operations.

We may not succeed in our plans to reaquire regional developer licenses or to purchase existing franchises, which could delay or prevent revenue increases we require to obtain profitability.

Our growth strategies include the selected re-acquisition of regional developer licenses and the purchase of existing franchised clinics. While from time to time we become aware of a regional developer or franchisee that may be interested in selling its license or franchised clinic, as of the date of this prospectus, we have not made any arrangements with any regional developer or franchisee to repurchase any specific regional developer license or franchised clinic. While we have the right to repurchase the regional developer license in several of our regional developer agreements, we cannot assure you that regional developers will cooperate with us should we choose to exercise such options. Similarly, we cannot assure you that regional developers whose licenses do not include repurchase options, or franchisees, none of whose franchise agreements contain repurchase options, will agree to sell their licenses or franchised clinics to us on terms we consider acceptable, or at all. Our failure to repurchase selected regional developer license or to purchase selected existing franchises on attractive terms could materially delay our growth plans, which could have the effect of delaying or preventing the increases in revenues we require to obtain profitability.

Our intended reliance on sources of revenue other than from franchise and regional developer licenses exposes us to risks including the loss of revenue and reduction of working capital.

From the commencement of our operations until the present, we have relied exclusively on the sale of franchises and regional developer licenses as sources of revenue until the franchises we have sold begin to generate royalty revenues. We intend to place less reliance in the future on these sources of revenue as we implement our strategy of developing and operating company-owned clinics. We will not realize revenues from company-owned clinics until the opening of those clinics, and we will be required to use our working capital, including the proceeds for this offering, to operate our business and to develop company-owned clinics. If the opening of our company-owned clinics is delayed or if the cost of developing company-owned clinics exceeds our expectations, we may experience insufficient working capital to fully implement our development plans, and our business, financial condition and results of operations could be adversely affected.

Our potential need to raise additional capital to accomplish our objectives of expanding into new markets and opening company-owned clinics exposes us to risks including limiting our ability to develop or acquire clinics and limiting our financial flexibility.

We intend to use a portion of the proceeds of this offering as consideration for future development and acquisitions of company-owned clinics and related businesses. If we do not have sufficient cash resources, our ability to develop and acquire clinics and related businesses could be limited unless we are able to obtain additional capital through future debt or equity financings. Using cash to finance development and acquisition of clinics and related businesses could limit our financial flexibility by reducing cash available for operating purposes. Using debt financing could result in lenders imposing financial covenants that limit our operations and financial flexibility. Using equity financing may result in dilution of ownership interests of our existing stockholders. We may also use common stock as consideration for the future acquisition of clinics and related businesses. If our common stock does not maintain a sufficient market value or if prospective acquisition candidates are unwilling to accept our common stock as part of the consideration for the sale of their clinics or businesses, we may be required to use more of our cash resources or greater debt financing to complete these acquisitions.

Changes in economic conditions and adverse weather and other unforeseen conditions could materially affect our ability to maintain or increase sales at our clinics or open new clinics.

Our services emphasize maintenance therapy, which is generally not a medical necessity, and should be viewed as discretionary medical expenditures. The United States in general or the specific markets in which we operate may suffer from depressed economic activity, recessionary economic cycles, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumer discretionary spending. Traffic in our clinics could decline if consumers choose to reduce the amount they spend on non-critical medical procedures. Negative economic conditions might cause consumers to make long-term changes to their discretionary spending behavior, including reducing medical discretionary spending on a permanent basis. In addition, given our geographic concentrations in the West, South-west and mid-Atlantic regions of the United States, economic conditions in those particular areas of the country could have a disproportionate impact on our overall results of operations, and regional occurrences such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, tornadoes, earthquakes, hurricanes, floods, droughts, fires or other natural or man-made disasters could materially adversely affect our business, financial condition and results of operations. Adverse weather conditions may also impact customer traffic at our clinics. All of our clinics depend on visibility and walk-in traffic, and the effects of adverse weather may decrease visits to malls in which our clinics are located and negatively impact our revenues. If clinic sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential clinic closures could result from prolonged negative clinic sales, which could materially adversely affect our business, financial condition and results of operations.

Our dependence on the success of our franchisees exposes us to risks including the loss of royalty revenue and harm to our brand.

A substantial portion of our revenues comes from royalties generated by our franchised clinics. We anticipate that franchise royalties will represent a substantial part of our revenues in the future. As of June 30, 2014, we had 104 franchisees operating 215 clinics (225 as of September 1, 2014). Accordingly, we are reliant on the performance of our franchisees in successfully opening and operating their clinics and paying royalties to us on a timely basis. Our franchise system subjects us to a number of risks as described in the next four risk factors, any one of which could impact our ability to collect royalty payments from our franchisees, may harm the goodwill associated with our brand and may materially adversely affect our business and results of operations.

Our franchisees are independent operators over whom we have limited control.

Franchisees are independent operators, and their employees are not our employees. Accordingly, their actions are outside of our control. Although we have developed criteria to evaluate and screen prospective franchisees, we cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises in their approved locations, and state franchise laws may limit our ability to terminate or modify these franchise agreements. Moreover, despite our training, support and monitoring, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and adequately train qualified managers and other store personnel. The failure of our franchisees to operate their franchises successfully and the actions taken by their employees could have a material adverse effect on our reputation, our brand and our ability to attract prospective franchisees, and on our business, financial condition and results of operations.

A recent decision by the United States National Labor Relations Board held that McDonald’s Corporation could be held jointly liable for labor and wage violations by its franchisees. If this decision is upheld it could result in us having responsibility for damages, reinstatement, back pay and penalties in connection with labor law violations by our franchisees over whom we have no control, and could have a material and adverse effect on our financial condition and results of operations.

We are subject to the risk that our franchise agreements may be terminated or not renewed.

Each franchise agreement is subject to termination by us as the franchisor in the event of a default, generally after expiration of applicable cure periods, although under certain circumstances a franchise agreement may be terminated by us upon notice without an opportunity to cure. The default provisions under the franchise agreements are drafted broadly and include, among other things, any failure to meet operating standards and actions that may threaten our intellectual property. In addition, each franchise agreement has an expiration date. Upon the expiration of the franchise agreement, we or the franchisee may, or may not, elect to renew the franchise agreement. If the franchise agreement is renewed, the franchisee will receive a new franchise agreement for an additional term. Such option, however, is contingent on the franchisee’s execution of the then-current form of franchise agreement (which may include increased royalty payments, advertising fees and other costs), and the payment of a renewal fee. If a franchisee is unable or unwilling to satisfy any of the foregoing conditions, we may elect to not renew the expiring franchise agreement, in which event the franchise agreement will terminate upon expiration of its term. The termination or non-renewal of a franchise agreement could result in the reduction of royalty payments we receive.

Our franchisees may not meet timetables for opening their clinics, which could reduce the royalties we receive.

Our franchise agreements specify a timetable for opening the clinic. Failure by our franchisees to open their clinics within the specified time limit would result in the reduction in royalty payments we receive and could result in the termination of the franchise agreement. Of our 250 franchise agreements for unopened clinics as of June 30, 2014, franchisors under 135 franchise agreements have not met the opening timetable specified in their franchise agreement.

Our franchisees may elect bankruptcy protection and deprive us of income.

The bankruptcy of a franchisee could negatively impact our ability to collect payments due under such franchisee’s franchise agreement. In a franchisee bankruptcy, the bankruptcy trustee may reject the franchisee’s franchise agreement pursuant to Section 365 under the United States Bankruptcy Code, in which case we would no longer receive royalty payments from the franchisee.

Our regional developers are independent operators over whom we have limited control.

Our regional developers are independent operators. Accordingly, their actions are outside of our control. We depend upon our regional developers to sell a minimum number of franchises within their territory and to assist the purchasers of those franchises to develop and open their clinics. The failure by regional developers to sell the specified minimum number of franchises within the time limits set forth in their regional developer license agreements would reduce the franchise fees we receive, delay the payment of royalties to us and result in a potential event of default under the regional developer license agreement. Of our total of 26 regional developer licenses as of June 30, 2014, regional developers under 11 regional developer licenses have not met their minimum franchise sales requirements within the time periods specified in their regional developer license agreements.

We present EBITDA as a supplemental measure to help us describe our operating performance. EBITDA is a non-GAAP financial measure commonly used in our industry and should not be construed as an alternative to net (loss) income or as a better indicator of operating performance.

EBITDA consists of net income (loss), before interest, income taxes, depreciation and amortization. We present EBITDA as a supplemental measure to help us describe our operating performance. EBITDA is a non-GAAP financial measure commonly used in our industry and should not be construed as an alternative to net (loss) income (as determined in accordance with generally accepted accounting principles in the United States, or GAAP) or as a better indicator of operating performance. You should not consider EBITDA as a substitute for operating profit, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. We may calculate EBITDA differently from other companies.

In addition, in the future we may incur expenses similar to those excluded when calculating EBITDA. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate EBITDA in the same fashion.

Our management does not consider EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of EBITDA is that it excludes significant expenses and income that are required by GAAP to be recorded in our financial statements. Some of these limitations are: (i) EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (iii) EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts, and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future; and (iv) EBITDA does not reflect any cash requirements for such replacements.

Our ability to operate effectively could be impaired if we fail to attract and retain our executive officers.

Our success depends, in part, upon the continuing contributions of our executive officers and key employees at the management level. Although we have employment agreements with certain our key executive officers, there is no guarantee that they will not leave. The loss of the services of any of our executive officers or the failure to attract other executive officers could have a material adverse effect on our business or our business prospects. If we lose the services of any of our key employees at the operating or regional level, we may not be able to replace them with similarly qualified personnel, which could harm our business.

We are planning on rapidly growing our operations after the closing of this offering. A lack of qualified employees will significantly hinder our growth plans and adversely affect our results of operations.

As we grow, our ability to increase productivity and profitability will be limited by our ability to employ, train and retain skilled personnel. There can be no assurance that we will be able to maintain an adequate skilled labor force necessary to operate efficiently, that our labor expenses will not increase as a result of a shortage in the supply of skilled personnel or that we will not have to curtail our planned internal growth as a result of labor shortages.

Our clinics and chiropractors compete for patients in a highly competitive environment that may make it more difficult to increase patient volumes and revenues.

The business of providing chiropractic services is highly competitive in each of the markets in which our clinics operate. The primary bases of such competition are quality of care and reputation, price of services, marketing and advertising strategy and implementation, convenience, traffic flow and visibility of office locations and hours of operation. Our clinics compete with all other chiropractors in their local market. Many of those chiropractors have established practices and reputations in their markets. Some of these competitors and potential competitors may have financial resources, affiliation models, reputations or management expertise that provides them competitive advantages against us, which may make it difficult to compete against them. Our two largest multi-unit competitors are HealthSource Chiropractic, which currently operates

442 units and ChiroOne, which operates 42 units. In addition, a number of other chiropractic franchises and chiropractic practices that are attempting to duplicate or follow our business model are currently operating in our markets and in other parts of the country and may enter our existing markets in the future.

Our success is dependent on the chiropractors who control the professional corporations, or PC owners, with whom we enter into management services agreements, and we may have difficulty locating qualified chiropractors to replace PC owners.

With the exception of franchisees that are owned by chiropractors, or franchisees that are owned by non-chiropractors in states that do not regulate the corporate practice of chiropractic, our chiropractic services are provided by legal entities organized under state laws as professional corporations, or PCs. Each PC employs or contracts with chiropractors in one or more offices. Each of the PCs is wholly owned by one or more licensed chiropractors, the PC owner, and we do not own any capital stock of any PC. We and our franchisees that are not owned by chiropractors enter into management services agreements with PCs to provide on an exclusive basis all non-clinical services of the chiropractic practice. The PC owner is critical to the success of a clinic because he or she has control of all clinical aspects of the practice of chiropractic and the provision of chiropractic services. Under our arrangements with the PC owners, the PC owners are prohibited from selling, transferring, pledging or assigning the stock of the PC to a third party without our consent. In addition, we can require the PC owner to sell his or her interest in the PC to any person designated by us that is permitted to hold an ownership interest in the PC. However, upon the departure of a PC owner, we may not be able to locate one or more suitably qualified licensed chiropractors to hold the ownership interest in the PC and maintain the success of the departing PC owner. Also, a court may decide not to enforce these transfer restrictions in a given situation.

Our management services agreements with our affiliated PCs could be challenged by a state or chiropractor under laws regulating the practice of chiropractic.

The laws of every state in which we operate contain restrictions on the practice of chiropractic and control over the provision of chiropractic services. The laws of many states where we operate permit a chiropractor to conduct a chiropractic practice only as an individual, a member of a partnership or an employee of a PC, limited liability company or limited liability partnership. These laws typically prohibit chiropractors from splitting fees with non-chiropractors and prohibit non-chiropractic entities, such as chiropractic management services organizations, from engaging in the practice of chiropractic and from employing chiropractors. The specific restrictions against the corporate practice of chiropractic, as well as the interpretation of those restrictions by state regulatory authorities, vary from state to state. However, the restrictions are generally designed to prohibit a non-chiropractic entity from controlling or directing clinical care decision-making, engaging chiropractors to practice chiropractic or sharing professional fees. The form of management agreement that we recommend to our franchisees that are management service organizations explicitly prohibits the management service organization from controlling or directing clinical care decisions. However, there can be no assurance that all of our franchisees that are management service organizations will strictly follow the provisions in our recommended form of management agreement. The laws of many states also prohibit chiropractic practitioners from paying any portion of fees received for chiropractic services in consideration for the referral of a patient. Any challenge to our contractual relationships with our affiliated PCs by chiropractors or regulatory authorities could result in a finding that could have a material adverse effect on our operations, such as voiding one or more management services agreements. Moreover, the laws and regulatory environment may change to restrict or limit the enforceability of our management services agreements. We could be prevented from affiliating with chiropractor-owned PCs or providing comprehensive business services to them in one or more states.

We and our affiliated chiropractor-owned PCs are subject to complex laws, rules and regulations, compliance with which may be costly and burdensome.

We, and the chiropractor-owned PCs we provide management services for, are subject to extensive federal, state and local laws, rules and regulations, including:

•	state regulations on the practice of chiropractic;

•	the Health Insurance Portability and Accountability Act of 1996, as amended, and its implementing regulations, or HIPAA, and other federal and state laws governing the collection, dissemination, use, security and confidentiality of patient-identifiable health and financial information;
•	federal and state laws and regulations which contain anti-kickback and fee-splitting provisions and restrictions on referrals;
•	the federal Fair Debt Collection Practices Act and similar state laws that restrict the methods that we and third party collection companies may use to contact and seek payment from patients regarding past due accounts;
•	state and federal labor laws, including wage and hour laws.

Many of the above laws, rules and regulations applicable to us and our affiliated PCs are ambiguous, have not been definitively interpreted by courts or regulatory authorities and vary from jurisdiction to jurisdiction. Accordingly, we may not be able to predict how these laws and regulations will be interpreted or applied by courts and regulatory authorities, and some of our activities could be challenged. In addition, we must consistently monitor changes in the laws and regulatory schemes that govern our operations. Although we have tried to structure our business and contractual relationships in compliance with these laws, rules and regulations in all material respects, if any aspect of our operations was found to violate applicable laws, rules or regulations, we could be subject to significant fines or other penalties, required to cease operations in a particular jurisdiction, prevented from commencing operations in a particular state or otherwise be required to revise the structure of our business or legal arrangements. Our efforts to comply with these laws, rules and regulations may impose significant costs and burdens, and failure to comply with these laws, rules and regulations may result in fines or other charges being imposed on us.

Our facilities are subject to extensive federal and state laws and regulations relating to the privacy and security of individually identifiable information.

HIPAA required the United States Department of Health and Human Service to adopt standards to protect the privacy and security of individually identifiable health-related information, or PHI. The department released final regulations containing privacy standards in December 2000 and published revisions to the final regulations in August 2002. The privacy regulations extensively regulate the use and disclosure of PHI. The regulations also provide patients with significant rights related to understanding and controlling how their health information is used or disclosed. The security regulations require healthcare providers to implement administrative, physical and technical practices to protect the security of individually identifiable health information that is maintained or transmitted electronically. The Health Information Technology for Economic and Clinical Health Act, or HITECH, which was signed into law in February of 2009, enhanced the privacy, security and enforcement provisions of HIPAA by, among other things, extending HIPAA’s privacy and security standards directly applicable to “business associates,” which, like us, are independent contractors or agents of covered entities (such as the chiropractic PCs and other healthcare providers) that create, receive, maintain, or transmit PHI in connection with providing a service for or on behalf of a covered entity. HITECH also established security breach notification requirements, created a mechanism for enforcement of HIPAA by state attorneys general, and increased penalties for HIPAA violations. Violations of HIPAA or HITECH could result in civil or criminal penalties. In addition to HIPAA, there are numerous federal and state laws and regulations addressing patient and consumer privacy concerns, including unauthorized access or theft of personal information. State statutes and regulations vary from state to state. Lawsuits, including class actions and action by state attorneys general, directed at companies that have experienced a privacy or security breach also can occur. We have established policies and procedures in an effort to ensure compliance with these privacy related requirements. However, if there is a breach, we may be subject to various penalties and damages and may be required to incur costs to mitigate the impact of the breach on affected individuals.

Our business model depends on proprietary and third party management information systems that we use to, among other things, track financial and operating performance of our clinics, and any failure to successfully design and maintain these systems or implement new systems could materially harm our operations.

We depend on integrated management information systems, some of which are provided by third parties, and standardized procedures for operational and financial information, as well as for patient records and our billing operations. We may experience unanticipated delays, complications, data breaches or expenses in implementing, integrating, and operating our systems. Our management information systems regularly require modifications, improvements or replacements that may require both substantial expenditures as well as interruptions in operations. Our ability to implement these systems is subject to the availability of skilled information technology specialists to assist us in creating, implementing and supporting these systems. Our failure to successfully design, implement and maintain all of our systems could have a material adverse effect on our business, financial condition and results of operations.

If we fail to properly maintain the integrity of our data or to strategically implement, upgrade or consolidate existing information systems, our reputation and business could be materially adversely affected.

We increasingly use electronic means to interact with our customers and collect, maintain and store individually identifiable information, including, but not limited to, personal financial information and health-related information. Despite the security measures we have in place to ensure compliance with applicable laws and rules, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of cyber terrorism, vandalism or theft, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Additionally, the collection, maintenance, use, disclosure and disposal of individually identifiable data by our businesses are regulated at the federal and state levels as well as by certain financial industry groups, such as the Payment Card Industry organization. Federal, state and financial industry groups may also consider from time to time new privacy and security requirements that may apply to our businesses. Compliance with evolving privacy and security laws, requirements, and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our collection, disclosure and use of individually identifiable information that are housed in one or more of our databases. Noncompliance with privacy laws, financial industry group requirements or a security breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive and/or confidential information, whether by us or by one of our vendors, could have material adverse effects on our business, operations, reputation and financial condition, including decreased revenue; material fines and penalties; increased financial processing fees; compensatory, statutory, punitive or other damages; adverse actions against our licenses to do business; and injunctive relief whether by court or consent order.

We along with our affiliated PCs and their chiropractors may be subject to malpractice and other similar claims and may be unable to obtain or maintain adequate insurance against these claims.

The provision of chiropractic services by chiropractors entails an inherent risk of potential malpractice and other similar claims. While we do not have responsibility for compliance by affiliated PCs and their chiropractors with regulatory and other requirements directly applicable to chiropractors, claims, suits or complaints relating to services provided at the offices of our franchisees or affiliated PCs may be asserted against us. We have experienced one malpractice claim since our founding in April, 2010, which we are vigorously defending and do not expect its outcome to have a material adverse effect on our business, financial condition or results of operations. The assertion or outcome of these claims could result in higher administrative and legal expenses, including settlement costs or litigation damages. Our current minimum professional liability insurance coverage required for our franchisees or their affiliated PCs is $1 million per occurrence and $3 million in annual aggregate, with a self-insured retention of $0 per claim and $0 annual aggregate. Our inability to obtain adequate insurance or an increase in the future cost of insurance to us and the chiropractors who provide chiropractic services or an increase in the amount we have to self-insure may have a material adverse effect on our business and financial results.

We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies.

In addition to potential malpractice claims, we are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, harassment, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess of our insurance coverage for any claims could materially and adversely affect our financial condition and results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could materially adversely affect our business, financial condition and results of operations.

We are subject to the risk that our current insurance may not provide adequate levels of coverage against claims.

Our current insurance policies may not be adequate to protect us from liabilities that we incur in our business. Additionally, in the future, our insurance premiums may increase, and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any substantial inadequacy of, or inability to obtain insurance coverage could materially adversely affect our business, financial condition and results of operations.

Furthermore, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. As a public company, we intend to enhance our existing directors’ and officers’ insurance. While we expect to obtain such coverage, we may not be able to obtain such coverage at all or at a reasonable cost now or in the future. Failure to obtain and maintain adequate directors’ and officers’ insurance would likely adversely affect our ability to attract and retain qualified officers and directors.

Events or rumors relating to our brand names could significantly impact our business.

Recognition of our brand names, including “THE JOINT...THE CHIROPRACTIC PLACE”, and the association of those brands with quality, convenient and inexpensive chiropractic maintenance care are an integral part of our business. The occurrence of any events or rumors that cause patients to no longer associate the brands with quality, convenient and inexpensive chiropractic maintenance care may materially adversely affect the value of the brand names and demand for chiropractic services at our franchisees or their affiliated PCs.

Risks Related to this Offering

Our stock price could be volatile and could decline following this offering.

Prior to this offering, there has been no public market for shares of our common stock. An active market may not develop following completion of this offering, or if developed, may not be maintained.

The price at which our common stock will trade after this offering could be extremely volatile and may fluctuate substantially due to the following factors, some of which are beyond our control:

•	variations in our operating results;
•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;
•	announcements of developments affecting our business or expansion plans by us or others; and
•	conditions and trends in the chiropractic industry.

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the initial offering price.

In the past, securities class action litigation often has been instituted against companies following periods of volatility in the market price of their securities. This type of litigation, if directed at us, could result in substantial costs and a diversion of management’s attention and resources.

We have identified material weaknesses in our internal control over financial reporting, and our business and stock price may be adversely affected if we do not adequately address those weaknesses or if we have other material weaknesses or significant deficiencies in our internal control over financial reporting.

We did not adequately implement certain controls over our financial reporting cycle. These areas included properly segregated duties due to the size of our accounting department and inefficient accounting for and reporting of complex transactions. The existence of these or one or more other material weaknesses or significant deficiencies could result in errors in our financial statements, and substantial costs and resources may be required to rectify any internal control deficiencies. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed. We have added additional support personnel in our accounting department and are actively engaged in recruiting a chief financial officer, which we believe will remediate these weaknesses.

Our officers and directors and their affiliates will exercise significant control over us.

After the completion of this offering, our founders, executive officers and directors and their immediate family members will beneficially own, in the aggregate, approximately 55.9% of our outstanding common stock. These stockholders may have interests that are different from yours. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us.

Provisions of Delaware law could discourage a takeover that stockholders may consider favorable.

As a Delaware corporation, we have elected to be subject to the Delaware anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the Board of Directors has approved the transaction. Our Board of Directors could rely on this provision to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

Future sales of our common stock, including those purchased in this offering, may depress our stock price.

Sales of substantial amounts of our common stock in the public market following this offering by our then-existing stockholders may adversely affect the market price of our common stock. Shares issued upon the exercise of outstanding options and shares issuable upon the exercise of the Representatives’ warrants also may be sold in the public market. Such sales could create the perception to the public of difficulties or problems with our business. As a result, these sales might make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.

Upon completion of this offering, we will have 9,168,821 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options and warrants after September 30, 2014. Of these shares, only shares sold in this offering to persons not subject to a lock-up agreement with our underwriters are freely tradable without restriction immediately following this offering. After the lock-up agreements pertaining to this offering expire one year after the date of the final prospectus for this offering (or, in limited circumstances after 180 days from such date), an additional 6,168,821 shares will be eligible for sale in the public market, of which 5,129,306 shares are currently held by founders, directors, executive officers and other affiliates, and are subject to volume limitations under Rule 144 of the Securities Act and certain other restrictions. The underwriters may also, in their sole discretion, permit our founders, officers, directors and current stockholders to sell shares prior to the expiration of the lockup agreements. See “Shares Eligible for Future Sale” for more information regarding shares of our common stock that may be sold by existing stockholders after the closing of this offering.

Financial forecasting by us and financial analysts that may publish estimates of our financial results will be difficult because of our limited operating history, and our actual results may differ from forecasts.

As a result of our limited operating history, it is difficult to accurately forecast our revenues, operating expenses and results, and operating data. The inability by us or the financial community to accurately forecast our operating results could cause our net losses in a given quarter to be greater than expected, which could cause a decline in the trading price of our common stock. We have a limited amount of meaningful historical financial data upon which to base planned operating expenses. We base our current and forecasted expense levels new company acquisitions on our operating plans and estimates of future revenues, which are dependent on the growth of the number of customers and the demand for our products. As a result, we may be unable to make accurate financial forecasts or to adjust our spending in a timely manner to compensate for any unexpected shortfalls in revenues. We believe that these difficulties in forecasting are even greater for financial analysts that may publish their own estimates of our financial results.

Our management may not use the proceeds of this offering effectively.

Our management has broad discretion over the use of proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds in ways that do not improve our operating results. In addition, these proceeds may not be invested to yield a favorable rate of return pending our use of the proceeds.

We do not intend to pay dividends. You will not receive funds without selling shares, and you may lose the entire amount of your investment.

We have never declared or paid any cash dividends on our capital stock and do not intend to pay dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. We cannot assure you that you will receive a positive return on your investment when you subsequently sell your shares or that you will not lose the entire amount of your investment.

You will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value.

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares in the amount of $7.21 per share, or 72.1%, assuming an initial public offering price of $10.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). For a discussion of dilution, see “Dilution.”

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we will need to comply with certain laws, regulations and requirements, including corporate governance provisions of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” related regulations of the Securities and Exchange Commission, or “SEC,” and the requirements of The NASDAQ Global Market with which have not been required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our Board of Directors and management and will significantly increase our costs and expenses. We will need to:

•	institute more comprehensive corporate governance and compliance functions;
•	design, establish, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of Section 404(a) of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;
•	comply with rules promulgated by The NASDAQ Global Market;
•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	to a greater degree than previously, involve and retain outside counsel and accountants in the above activities; and
•	establish an investor relations function.

We are an emerging growth company and our reliance on the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies but are not applicable to emerging growth companies. In particular, while we are an emerging growth company we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and we will not be required to hold non-binding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved.

We may remain an emerging growth company until as late as December 31, 2019 (the fiscal year-end following the fifth anniversary of the completion of this offering), though we may cease to be an emerging growth company earlier under certain circumstances, including (i) if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30, in which case we would cease to be an emerging growth company as of the following December 31 or (ii) if our gross revenues exceed $1 billion in any fiscal year. Investors may find our common stock less attractive if we rely on these exemptions and relief. If some investors find our common stock less attractive for this reason, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.

Following this offering we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Following this offering and beginning with our second annual report on SEC Form 10-K after becoming a public company, we will be required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We may not be able to complete evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to confirm that our internal controls are effective.

When we cease to be an emerging growth company, our auditors will be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and bylaws that will be in effect immediately prior to the completion of this offering provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, we have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. Upon the consummation of this offering, we will enter into indemnification agreements with our director nominees and amended indemnification agreements with each of our directors and officers. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of the Company or any of its subsidiaries or was serving at the Company’s request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims and may reduce the amount of money available to us.

ABOUT THIS PROSPECTUS

Industry and Market Data and Forecasts

This prospectus contains industry and market data, forecasts and projections that are based on internal data and estimates, independent industry publications, reports by market research firms or other published independent sources. In particular, we have obtained information regarding the chiropractic industry, including sales and revenue growth in the chiropractic industry, from First Research, a national consulting market research firm and Chiropractic Economics, a print and online chiropractic industry news and research source. Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis.

We believe these data to be reliable as of the date of this prospectus. Our internal data and estimates are based upon information obtained from trade and business organizations, other contacts in the markets in which we operate and our management’s understanding of industry conditions. Though we believe this information to be true and accurate, such information has not been verified by any independent sources. You should carefully consider the inherent risks and uncertainties associated with the market and other industry data contained in this prospectus.

Trademarks, Trade Names and Service Marks

“The Joint… the Chiropractic Place” is our trademark, registered in February of 2011, under the registration number 3922558. We also registered the words, letters, and stylized form of service mark, “The Joint… the Chiropractic Place” in April of 2013 under registration number 4323810. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

Other Important Introductory Information

Unless otherwise indicated by the context, references to the “company,” “our,” “we,” “us” and similar terms refer to The Joint Corp.

In this prospectus we use various industry-specific terms. A brief explanation of some of those terms follows. An “adjustment” is the specific manual manipulation of vertebrae and extremities which have become misaligned or which evidence abnormal movement patterns or fail to function properly. “Chiropractic” is a non-invasive approach to health restoration, maintenance and disease resistance. As a natural health-care method, chiropractic does not utilize drugs or surgical procedures. “Maintenance therapy” is defined as a treatment plan that seeks to prevent disease, promote health, and prolong and enhance the quality of life, or therapy that is performed to maintain or prevent deterioration of a chronic condition that is reflected in a misalignment. “Subluxations” are misalignments of the spine that chiropractic adjustments seek to correct.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus (including information incorporated by reference) are “forward-looking statements.” We have tried to identify these forward-looking statements by using words such as “may,” “might,” “will,” “expect,” “anticipate,” “believe,” “could,” “intend,” “plan,” “estimate,” “should,” “if,” “project,” and similar expressions. We have based these forward-looking statements on our current expectations and projections about future events. However, these forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different from our expectations and projections. Some of these risks, uncertainties and other factors are set forth in this prospectus and in other documents we will file with the SEC.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on our forward-looking statements. Projections and other forward-looking statements included in this prospectus have been prepared based on assumptions, which we believe to be reasonable, but not in accordance with GAAP or any guidelines of the SEC. Actual results may vary, perhaps materially. You are strongly cautioned not to place undue reliance on such projections and other forward-looking statements. All subsequent written and oral forward-looking statements attributable us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Except as required by federal securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any such forward-looking statements, whether made in this prospectus or elsewhere, should be considered in the context of the various disclosures made by us about our businesses including, without limitation, the risk factors discussed above. For further discussion of these and other factors that could impact our future results, performance or transactions, please carefully read “Risk Factors.”

In addition, all forward-looking statements are subject to the following risks and uncertainties, among others, that may cause actual results to differ materially from those that we expect:

•	we may not be able to successfully implement our growth strategy if we or our franchisees are unable to locate and secure appropriate sites for clinic locations, obtain favorable lease terms, hire and retain suitable chiropractors and staff to serve our patients, and attract patients to our clinics;
•	we have limited experience operating company-owned clinics, and we may not be able to duplicate the success of some of our franchisees;
•	we may not be able to acquire operating clinics from existing franchisees or acquire operating clinics on attractive terms;
•	we may not be able to continue to sell franchises to qualified franchisees;
•	we may not be able to identify, recruit and train enough qualified chiropractors to staff our clinics;
•	new clinics may not be profitable, and we may not be able to maintain or improve revenues and franchise fees from existing franchised clinics;
•	the chiropractic industry is highly competitive, with many well-established competitors;
•	we may face negative publicity or damage to our reputation, which could arise from concerns expressed by opponents of chiropractic and by chiropractors operating under historically traditional service models;
•	legislation and regulations, as well as new medical procedures and techniques could reduce or eliminate our competitive advantages; and
•	we will face increased costs as a result of being a public company.

USE OF PROCEEDS

The net proceeds to us from the sale of 3,000,000 shares being offered by us at an estimated initial public offering price of $10.00 per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $27,050,000, or approximately $31,235,000 if the underwriters’ over-allotment option is exercised in full.

Each $1.00 increase or decrease in the assumed initial public offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the net proceeds we receive from this offering by approximately $2.8 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease the net proceeds we receive from this offering by approximately $9.3 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock; to provide resources to develop new company-owned clinics; to acquire selected existing franchisees; to repurchase selected regional developer licenses; for general corporate purposes, including additional working capital, capital expenditures and marketing; to facilitate future access to the public capital markets; and to provide us with flexibility in the future to acquire additional businesses, either with the net proceeds from this offering or through the publicly traded common stock we create through this offering.

We have not allocated a specific amount of our net proceeds from this offering to any particular purpose. The net proceeds we actually expend for the development of company-owned clinics and the acquisition of additional franchises or regional developer licenses may vary significantly depending on a number of factors, including the timing of our identification and leasing of suitable sites for company-owned clinics and, in respect of the acquisition of franchises or regional developer licenses, our ability to enter into a binding acquisition agreement on favorable terms and the negotiated purchase price. In addition, the net proceeds we actually expend for general corporate purposes may vary significantly depending on a number of factors, including future revenue growth and our cash flows. As a result, we will retain broad discretion over the allocation of the net proceeds from this offering. Pending use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014:

•	on an actual basis;
•	on a pro forma basis assuming (i) a dividend of 0.78 shares of our common stock for each share of our common stock held as of September 15, 2014, as discussed in note 1 to our audited financial statements, which occurred on September 17, 2014, and (ii) the conversion of 25,000 shares of Series A preferred stock into 1,335,000 shares of common stock, to be effected upon the completion of this offering; and
•	on a pro forma as adjusted basis to reflect the sale of 3,000,000 shares of our common stock at the assumed initial public offering price of $10.00 per share, less estimated underwriting discounts and commissions and estimated offering expenses.

You should read this information in conjunction with the section entitled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$3,261	$3,261	30,311
Capital lease obligations – net of current position	—
Stockholders' equity:
Series A preferred stock; $0.001 par value; 50,000 shares authorized; 25,000 issued and outstanding (actual) and no shares issued and outstanding (pro forma and pro forma adjusted)	—	—	—
Common stock; $0.001 par value; 20,000,000 shares authorized (actual); 4,822,693 shares outstanding (actual) and 6,157,693 shares outstanding (pro forma); and 9,157,693 shares outstanding (pro forma as adjusted)	5	6	9
Additional paid-in capital	1,575	1,574	28,621
Treasury stock (534,000 shares at cost)	(792)	(792)	(792)
Accumulated deficit	(2,243)	(2,243)	(2,243)
Total stockholders' equity (deficit)	(1,455)	(1,455)	25,595
Total capitalization	$(1,455)	$(1,455)	$25,595

This table excludes the following shares:

•	805,895 shares of common stock issuable as of June 30, 2014 upon the exercise of outstanding options at a weighted-average exercise price of $0.85 per share; and
•	90,000 shares of common stock issuable upon exercise of warrants to be issued to the Representatives of the underwriters in connection with this offering (assuming the sale of 3,000,000 shares), at an exercise price per share equal to 125% of the public offering price, as described in the “Underwriting — Representatives’ Warrants” section of this prospectus.

DILUTION

If you invest in our stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The net tangible book value of our common stock on June 30, 2014 was ($1.5 million) or ($0.30) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 3,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $10.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value will be $25.6 million, or approximately $3.09 per share. This represents an immediate increase in pro forma net tangible book value of $3.08 per share to existing stockholders and an immediate dilution in net tangible book value of $7.21 per share to new investors. The following table illustrates the per share dilution:

Estimated public offering price per share		$10.00
Net tangible book value per share as of June 30, 2014	($0.30)
Increase in net tangible book value per share attributable to new investors	3.09
Pro forma net tangible book value per share after this offering		2.79
Dilution in net tangible book value per share to new investors		$7.21

This table excludes the following shares:

•	805,895 shares of common stock issuable as of June 30, 2014 upon the exercise of outstanding options at a weighted-average exercise price of $0.85 per share; and
•	90,000 shares of common stock issuable upon exercise of warrants to be issued to the Representatives of the underwriters in connection with this offering (assuming the sale of 3,000,000 shares), at an exercise price per share equal to 125% of the public offering price, as described in the “Underwriting — Representatives’ Warrants” section of this prospectus.

The following table sets forth, on a pro forma basis at June 30, 2014, the differences in the total consideration and average price per share paid by existing stockholders, and by new investors, before deducting estimated offering expenses payable by us, using an assumed initial public offering price of $10.00 per share and assumes the conversion of our Series A preferred stock into 1,335,000 shares of common stock.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders(1)	6,157,693	67.2%	$1,000,100	3.2%	$0.16
New investors	3,000,000	32.8	30,000,000	96.8	$10.00
Total	9,157,693	100.0%	$31,000,100	100.0%

(1)	See “Certain Transactions” for a discussion of the issuance of common stock to our initial stockholders. Total consideration does not include stock-based compensation which was non-cash.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new public investors will be increased to 3,450,000, or approximately 35.9% of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

The following table presents our selected historical consolidated financial data and certain other financial data. The historical consolidated balance sheet data as of December 31, 2013 and 2012, and the consolidated statement of operations and consolidated statement of cash flows data for the years ended December 31, 2013 and 2012, have been derived from our historical audited consolidated financial statements, which are included in this prospectus. The consolidated balance sheet data as of June 30, 2014 and 2013 and the consolidated statement of operations and consolidated statement of cash flow data for the six-month periods ended June 30, 2014 and 2013 have been derived from our historical unaudited consolidated financial statements, which are included in this prospectus.

The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and is qualified by reference to the financial statements and notes thereto appearing elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014 (unaudited)	2013 (unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Revenues:
Franchise and regional developer fees	$3,279	$1,732	$1,259	$1,758
Royalties	1,531	536	1,362	574
Other income	1,148	517	624	501
Total revenues	5,958	2,785	3,245	2,833
Cost of revenues	(2,006)	(1,091)	(1,115)	(1,007)
General and administrative expense	(3,512)	(3,042)	(2,509)	(1,722)
Other income (expense)	(32)	36	(4)	(22)
(Provision) benefit for income taxes	(252)	574	122	31
Net income (loss)	$156	$(736)	$(262)	$113
Earnings per share:
Basic	$0.03	$(0.14)	$(0.05)	$0.02
Fully Diluted	$0.02*	$(0.14)	$(0.05)	$0.02
Non-GAAP financial data
Net Income	$156	$(736)	$(262)	$113
Interest expense	—	—	—	—
Depreciation and amortization expense	71	50	89	32
Tax expense (benefit) penalties and interest	274	(572)	(117)	(25)
EBITDA	$501	$(1,258)	$(290)	$120

*	Amounts have been restated.

	December 31,		June 30,
	2013	2012	2014 (unaudited)	2013 (unaudited)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$3,517	$3,566	$3,261	$3,794
Property and equipment	400	230	854	208
Deferred franchise costs	3,223	3,208	3,194	3,453
Other assets	2,628	2,096	2,817	2,428
Total assets	9,768	9,100	10,126	9,883
Deferred revenue	10,008	9,949	9,823	10,463
Other liabilities	981	288	1,758	443
Total liabilities	10,989	10,237	11,581	10,906
Stockholders’ deficit	(1,221)	(1,136)	(1,455)	(1,023)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with our financial statements and their notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements for many reasons, including the risks faced by us described in “Risk Factors” starting on page 14 and elsewhere in the prospectus.

Overview

The Joint Corp. (“we,” “our” or “us”), a Delaware corporation, was formed on March 10, 2010, for the purpose of franchising chiropractic clinics, selling regional developer rights and supporting the operations of franchised chiropractic clinics at locations throughout the United States.

The Joint Corporate Unit No. 1 LLC, an Arizona limited liability company, was formed on July 14, 2010, for the purpose of operating chiropractic centers in the state of Arizona. It operated one company-owned clinic which was sold on July 1, 2012, and all remaining balances were consolidated with The Joint Corp. as of December 31, 2013.

We seek to be the leading provider of chiropractic care in the markets we serve and to become the most recognized brand in our industry through the rapid and focused expansion of chiropractic clinics in key markets throughout North America and abroad.

Key Performance Measures.  We receive both weekly and monthly performance reports from our franchised clinics which include key performance indicators including gross clinic revenues, total royalty income, number of open clinics and patient office visits. We believe these indicators provide us with useful data with which to measure our performance and to measure our franchisees’ performance.

Key Clinic Development Trends.  We expect to open an additional 92 clinics in the next twelve months, with 74 clinics to be opened under regional developer licenses and 18 clinics to be opened under direct franchise agreements. We generally expect a franchised clinic to open within 9 to 12 months from the date a franchise agreement is signed. This development timeline applies both to clinics franchised directly with us and for clinics franchised through a regional developer. In addition, our regional developers are required, under their respective regional developer agreements, to obtain franchises and open the minimum number of clinics prescribed in their regional developer agreement within a negotiated time period, which takes into account the number of clinics, as well as the size, geography and demographics pertaining to each relevant region. This negotiated time period may differ among regional developers.

We may encounter difficulty in finding suitable locations for our planned company-owned clinics, and our franchisees may encounter difficulty in finding suitable locations for their franchised clinics. In addition, we and our franchisees may not be able to secure the services of chiropractors who share our vision and philosophy regarding the practice of chiropractic and are therefore appropriate candidates to provide services at a Joint clinic. Our ability to take full advantage of advertising and public awareness initiatives will depend on the speed with which we can develop either company-owned or franchised clinics in clusters with sufficient density to justify the use of mass media.

Revenues

Franchise Fees.  Our revenues from franchise fees are derived from the sales of franchised units which are recognized when a clinic is opened. In April of 2010, we became a registered franchisor, with the acquisition of 23 original franchises. In 2013, franchise fees recognized were $2,536,333, or 42.6% of total 2013 revenue.

Royalty Fees.  We collect royalties based upon the terms of our franchise disclosure document and our franchise agreements, currently equal to 7.0% of gross sales from open clinics. In 2013, royalty fees were $1,531,201, or 25.7% of total revenues for 2013.

National Marketing Fund Revenue.   In 2013, advertising fund revenue was $216,784, or 3.6% of total revenues.

IT Related Income and Software Fees.  We collect a monthly computer software fee for use of our proprietary chiropractic software, for related computer support and related internet service support. That fee is $275/month per open clinic. The combined software and supportive hardware program was made available to all clinics in April 2012. IT related revenue represents a flat fee paid by our franchisees to purchase the clinics’ computer equipment, operating software, pre-installed chiropractic system software, keycard scanner and credit card receipt printer. In 2013, combined IT related income and software fees were $762,867, or 12.8% of total revenues.

Regional Developer Fees.  In 2011, we established a regional developer program to engage independent contractors to assist in developing a specified geographical region. Under this program, regional developers pay a per license fee of 25.0% of the applicable franchise fee to obtain the right to develop a minimum number of clinics within a specified geographic region and receive 50.0% of franchise fees collected upon the sale of franchises and 3.0% of royalties collected from open clinics in their region. No additional fees are required from regional developers in respect of clinics developed by the regional developer in excess of their minimum development obligation in the territory. Regional developer fees are recognized as revenue when we have performed substantially all initial services required by the regional developer agreement, which is generally upon the opening of each clinic. In 2013, regional developer fees were $742,875, or 12.5% of total revenues.

Cost of Revenues

Cost of Revenues.  Cost of Revenues is comprised of expenses associated with sales, opening and ongoing support in respect of our clinic operators and regional developers. Specifically, cost of revenues includes franchise sales commissions, regional developer royalties and commissions and payments to contracted sales professionals. These costs are recognized upon the opening and ongoing operations of the clinics. Also included in cost of revenues are the costs of computer hardware and software sold to each franchisee owner.

For the year ended December 31, 2013, cost of revenues was $2,006,196, or 33.7% of total revenues, reflecting a decrease from 2012, in which cost of revenues was 39.2% of total revenues. Cost of revenues as a percent of revenues decreased in the first six months of 2014 to 34.3% because of increased royalty revenue due to an increase in open clinics.

Selling, General and Administrative Costs

Selling, general and administrative costs include all corporate and administrative functions that support our clinics and provide an infrastructure to facilitate our operations and future growth. Components of these costs include executive management, supervisory and staff salaries, bonuses and related taxes and employee benefits, marketing, travel, information systems, training, support center rent and related occupancy costs, and professional and consulting fees. Selling, general and administrative expenses rose in 2013 by more than $470,000 in response to our growth and the opening of 93 clinics in 2013, which represented an increase of 40 above 2012. In the first six months of 2014, we opened 41 new clinics which contributed to selling, general and administrative costs of $2,509,547. As a result of these additional clinics opening, selling, general and administrative costs as a percent of revenues increased for the first six months of 2014 to 77.3% from 59.0% for the year ended December 31, 2013.

Selling and marketing expenses consist principally of advertising and promotion, outside services, media and advertising, marketing fund expenditures and internal software costs. These costs are directed through our chief marketing officer and are paid for with the 1.0% marketing fee we collect from franchisees. Outside services and costs includes programs to create brand awareness and promotion in new markets for potential clinic locations. All advertising costs are expensed as incurred.

Depreciation and Amortization is computed using the straight line method over the estimated useful lives of any property and equipment.

General and Administrative Costs rose in 2013 in response to our growth and the opening of 93 clinics in 2013, which represented an increase of 40 above 2012. In the first six months of 2014, general and administrative costs rose to $2,050,640. This was an increase of $823,031 over the first six months of 2013 and was due to continued growth and the opening of 41 clinics in the first six months of 2014 in addition to the 93 new clinics opened for fiscal year 2013 and our commitment to develop a significant number of company-owned clinics in selected markets. In anticipation of this growth we have invested in the development of our senior management team which includes the addition of a Chief Marketing Officer, and the hiring of a new Chief Operating Officer and Chief Executive Officer. We are currently developing a chiropractic advisory board to assist in oversight, quality control, research and training in chiropractic and related performance issues. We have engaged a health care focused public relations firm as well as a nationally recognized marketing agency to continue to drive revenue growth and brand awareness.

Results of Operations

Our operating results for fiscal years 2013 and 2012, and for the six months ended June 30, 2014 and June 30, 2013, expressed as a percentage of sales were as follows:

	Year Ended December 31,				Six Months Ended June 30,
	2013	% of Revenue	2012	% of Revenue	2014	% of Revenue	2013	% of Revenue
	(in thousands)		(in thousands)		(in thousands)		(in thousands)
	(audited)		(audited)		(unaudited)		(unaudited)
Total revenues	5,958		2,785		3,245		2,833
Total cost of revenues	2,006	33.7%	1,091	39.2%	1,115	34.4%	1,007	35.5%
Total selling, general and administrative expenses	3,512	58.9%	3,042	109.2%	2,509	77.3%	1,722	60.8%
Income (loss) from operations	$440	7.4%	$(1,347)	(48.4%)	$(379)	(11.7)%	$104	3.7%

Comparison of Six Months Ended June 30, 2014 to Six Months Ended June 30, 2013

For the six months ended June 30, 2014 and 2013, revenues were $3,244,671 and $2,832,812 respectively, an increase of $411,859, or 14.5%. The increase was due to increased royalty fee revenue of $787,691, increased software fee revenue of $116,600, increased marketing fund revenue $34,886 and increased other income of $37,215. These revenue increases were offset by decreases of $351,333 in franchise fee revenue, a decrease of $147,000 in regional developer fees and a decrease of $66,200 in IT related income. The increase in royalty fees for the period ended June 30, 2014 was due to an increase of 84 open clinics to 215 open clinics as of June 30, 2014, compared to 131 open clinics as of June 30, 2013, representing an increase of 64.1% over the total number of open clinics as of June 30, 2013. The increased clinic base generated significantly more sales upon which the royalty fee is calculated. Franchise fees are recognized when clinics are opened. For the six months ended June 30, 2014 and June 30, 2013, 41 and 52 new clinics opened respectively.

For the six months ended June 30, 2014 and 2013, the cost of revenues was 34.4% and 35.5%, respectively as a percentage of total revenues. The total cost of revenues increased by $107,764 due to an increase in the regional developer royalties of $285,662 or 155.0% higher than the six months ended June 30, 2013. This expense increase was due to an increase in the number of open regional developer sold franchises from number of open regional developer sold franchises for the six months ended June 30 2013. This increased cost of revenues was partially offset by a decrease in regional developer and sales commissions of $210,688 due to a lower amount of regional developer clinic openings during the six months ended June 30, 2014 as compared to the six months ended June 30, 2013.

Selling and general administrative expenses increased $730,775, or 43.2% to $2,420,662 for the six months ended June 30, 2014 from $1,689,887 reported for the comparable period in 2013. As a percentage of sales, selling and general administrative expenses increased to 74.6% for the six months ended June 30, 2014 from 59.7% for the same period in 2013. Selling and marketing expenses decreased $92,256, or 20.0%, to $370,022 for the six months ended June 30, 2014 from $462,278 for the six months ended June 30, 2013. Direct selling expenses are comprised of media and promotion costs, advertising, software development and related travel costs. The decrease in direct selling expenses is attributable to a change in marketing strategy in 2014 to focus attention on the development of new marketing plans to be launched in the second half of 2014.

General administrative expenses increased $823,031 or 67.0% to $2,050,640 for the six months ended June 30, 2014 from $1,227,609 reported for six months ended June 30, 2013. The expense increase is due to a $558,079 increase in employment expense which includes salaries and wages, stock based compensation, executive relocation costs, health insurance expense and payroll tax expense, a $137,430 increase in professional fees expense for legal and accounting services, a $55,500 increase in director’s fees and an increase of $30,727 in computer and internet expenses. Depreciation expense for the six months ended June 30, 2014, and June 30, 2013, was $88,885 and $31,511 respectively, an increase of $57,374 or 182.1% The increase was due to the fixed assets additions of $542,673 for relocation and expansion of the corporate office, related tenant improvement expenses, software enhancements and website development expenses subsequent to June 30, 2013.

Other expense was $3,800 and $22,000 for the six months ended June 30, 2014, and 2013, respectively. Income tax benefits for the six months ended June 30, 2014, and June 30, 2013, was $121,523 and $30,667 respectively.

Royalty income for the six month period ended June 30, 2014 was $1,361,591, as compared to $573,900 for the same period in 2013, representing growth of 137.0%. Total patient visits for the six month period ended June 30, 2014 were 948,304, as compared to 430,875 for the same period in 2013, representing growth of 120.0%. As of June 30, 2014, we had 215 open clinics, as compared to 131 open clinics as of June 30, 2013, representing growth of 64.0%.

Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012

For the years ended December 31, 2013, and 2012, we reported revenues of $5,958,067 and $2,784,942, an increase of $3,173,125, or 113.9%. The increase is attributable to increases of $1,197,000 in franchise fees, $994,965 in royalty fees, $406,817 in IT related income and software fees, $350,125 in regional developer charges, $161,648 in advertising fund revenue and $122,692 in merchant fee rebates for promotional marketing and credit card processing, partially offset by a decrease of $60,122 of clinic revenue.

For the years ended December 31, 2013, and 2012, we reported cost of revenues of $2,006,196 and $1,090,533, an increase of $915,663, or 84.0%. As a percentage of revenues, cost of revenues decreased to 33.7% for the year ended December 31, 2013, from 39.2% for the same period in 2012. The decrease is attributable to the mix of revenues and cost of revenues. With the increased number of clinics in 2013 the royalty fees earned in 2013 increased $944,965 over the prior year. For the year ended December 31, 2013, and 2012, we reported clinic openings of 93 and 53 respectively, an increase of 40, or 75.5%.

For the years ended December 31, 2013, and 2012, we reported selling and general administrative expenses of $3,512,082 and $3,041,550 an increase of $470,532, or 15.5%. As a percentage of revenue, selling and general administrative expenses decreased to 58.9% for the year ended December 31, 2013, from 109.2% for the year ended December 31, 2012. Selling and marketing expenses increased $32,341, or 4.3%, to $781,256 for the year ended December 31, 2013, from $748,915 reported for the year ended December 31, 2012. Direct selling expenses are comprised of media and promotion costs, advertising, software development and related travel costs. This increase in direct selling expenses is attributable to our addition of new franchise stores from a year ago. General administrative expenses increased $417,280 or 18.6%, to $2,660,101 for the year ended December 31, 2013, from $2,242,821 reported for the year ended December 31, 2012. The increase is attributable to $477,361 in increases in salaries and benefits, $83,695 for occupancy and related costs and $20,285 for miscellaneous expenses, partially offset by decreases of $164,061 in office expenses, professional fees, insurance and clinic expenses (we sold the company clinic as of June 2013). Depreciation expense for the year ended December 31, 2013, was $70,725 compared to depreciation of $49,814 for the year ended December 31, 2012. The $20,911 increase in depreciation was primarily due to the additional assets added in 2013 for software development for our franchisees.

Other income (expense) totaled $(32,000) and $36,318 for the years ended December 31, 2013, and 2012, respectively.

For the year ended December 31, 2013, and 2012, we recorded income tax provision or benefit of approximately $(252,154) and $574,528, respectively.

Royalty income for the 12 month period ended December 31, 2013 was $1,531,201, as compared to $536,236 for the same period in 2012, representing growth of 186.0%. Total patient visits for the 12 month period ended December 30, 2013 were 1,113,674, as compared to 440,636 for the same period in 2012, representing growth of 153.0%. As of December 31, 2013, we had 175 open clinics, as compared to 82 open clinics as of December 31, 2012, representing growth of 113.0%.

Liquidity and Capital Resources

We will finance our operations primarily with the capital raised through sales of our common equity securities in connection with this offering. As of June 30, 2014, we had cash and cash equivalents of $3,260,666.

We expect to devote substantial resources to acquiring additional companies. Although we anticipate that the proceeds of this offering, together with our current cash and cash equivalents and cash flows will be sufficient to fund our activities for the next twelve months and the foreseeable future, we cannot assure you that we will not require additional financing within this time period or that additional funding, if needed, will be available on terms acceptable to us or at all. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, we intend to actively seek and attempt to complete the acquisition of other businesses. If we are unable to raise additional equity or debt financing, if and when needed, we could be forced to significantly curtail our operations.

At June 30, 2014, we had an accumulated deficit of $2,242,607. Current assets of $5,825,390 exceeded current liabilities of $4,216,747 by $1,608,643. Historically, we have financed our business through cash generated from ongoing operations.

At December 31, 2013, we had an accumulated deficit of $1,980,961. Liquid assets at December 31, 2013 consisted primarily of cash and cash equivalents of $3,516,750. Current assets of $5,660,799 exceeded current liabilities of $3,589,459 by $2,071,340.

Cash Flows

Cash Flow for Six Months Ended June 30, 2014

Cash decreased $256,084 to $3,260,666 at June 30, 2014, as compared to $3,516,750 at December 31, 2013, which results from the following:

Net Loss	$(261,646)
Adjustments to reconcile net income to net cash	20,219
Changes in operating assets and liabilities	515,245
Net cash provided by operating activities	273,818
Net cash used in investing activities	(529,902)
Net cash provided by financing activities	—
Net decrease in cash	$(256,084)

Net cash provided by operating activities for the six months ended June 30, 2014 was $273,818 comprised of noncash reconciling adjustments of $20,219 and changes in operating assets and liabilities of $515,245 partially offset by a net loss of $261,646. Noncash reconciling adjustments includes an increase in stock based compensation expense of $27,922 and depreciation and amortization of $88,885.

The $515,245 increase in cash in operating assets and liabilities is primarily attributable to cash received and recorded as a deferred tenant allowance for $541,962, a decrease in accounts receivable $133,543, an increase of $491,099 for accounts payable and accrued expenses and a decrease in co-op funds liability of $20,508 partially offset by a reduction in the income tax liability of $419,297, additional prepaid taxes of $63,499 and reductions in deferred revenue of $186,250 and an increase in restricted cash of $57,547.

Cash used in financing activities was due to the purchase of property and equipment as a part of the move into the new corporate office space for $542,673 partially offset by payments received on the outstanding long-term notes receivable for $12,771.

Cash Flow for Fiscal Year 2013 compared to Fiscal Year 2012

Cash decreased $48,842 to $3,516,750 at December 31, 2013, as compared to $3,565,592 at December 31, 2012, which results from the following:

Net Income	$155,635
Adjustments to reconcile net income to net cash	(487,126)
Changes in operating assets and liabilities	753,708
Net cash provided by operating activities	422,217
Net cash used in investing activities	(231,059)
Net cash used in financing activities	(240,000)
Net decrease in cash	$(48,842)

Cash provided by our operating activities for the year ended December 31, 2013 was $422,217 resulting from net income of $155,635 and cash increases in operating assets and liabilities of $753,708, partially offset by noncash reconciling adjustments of $487,126. Noncash reconciling adjustments include accrued interest on notes receivable of $5,551 and deferred income taxes of $552,300 partially offset by depreciation and amortization of $70,725.

The $753,708 increase in cash from operating assets and liabilities is primarily attributable to an decrease in restricted cash of $17,290, prepaid income taxes of $300,000, prepaid expenses and other current assets of $47,069, decreases in accounts payable and accrued expenses of $125,394, co-op funds liability of $9,359, payroll liabilities of $58,046, deferred revenue of $59,167, income taxes payable of $419,297, and other liabilities of $108,029 partially offset by an increase in accounts receivable of $287,757, deferred franchise costs of $14,850, deposits and other assets of $60,686, and a decrease in marketing fund deferred revenue of $26,650.

Cash used in investing activities of $231,059 was the result of the purchase of equipment for $241,412, offset by payments received from notes receivable of $10,353. Cash used in financing activities was $240,000, and is comprised of the purchase of treasury stock of $240,000.

Net cash provided by operating activities decreased $1,753,720, or 80.6% to $422,217 for the year ended December 31, 2013, from $2,175,937 for the comparable period in 2012. This decrease in net cash provided from operating activities, is comprised of an increase in operating assets and liabilities of $2,684,810 offset by a decreases in non-cash reconciling adjustments of $39,160 and net loss of $891,930 for the year ended December 31, 2013, as compared to 2012.

Deferred revenue and deferred costs decreased from 2012 to 2013 due to the two underlying factors affecting our business: sales of franchises and opening of clinics. In fiscal 2013 we opened 93 clinics. Opening of clinics is a non-cash transaction. In fiscal 2013 we sold 98 franchises. The sale of franchises is a cash transaction. In fiscal 2013 we realized more revenue from clinic openings than we added through sales, resulting in a net decrease in deferred revenue and deferred cost balances at year-end.

Accounts receivable increased $287,757 or 269.2% from 2012 to 2013. The increase is primarily attributable to an increase in clinic sales and transfer fees receivable of $178,008 and an increase in royalties receivable of $68,585. Prepaid taxes decreased $300,000 or 100.0% from 2012 to 2013, directly related to a prepayment of taxes in 2012 of $300,000, however no such payment was made in 2013. Income taxes payable increase $419,297 or 100.0% from 2012 to 2013. The increase in income taxes payable is primarily attributable to positive taxable income in 2013.

Net cash used in financing activities increased $240,000, or 100.0% for the year ended December 31, 2013, from $0 for the comparable period in 2012. This increase is comprised of a $240,000 increase in the purchase of treasury stock.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) which provides guidance on how companies recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which we expect to be entitled in exchange for those goods or services. We are in the process of evaluating the impact of this pronouncement.

Potential Fluctuations in Quarterly Results

Our quarterly operating results may fluctuate significantly as a result of a variety of factors, including the timing of new clinic openings, markets in which they are contained and related expenses, general economic conditions, consumer confidence in the economy, consumer preferences, and competitive factors.

Contractual Obligations and Risk

The following table summarizes our contractual obligations at December 31, 2013, and the effect that such obligations are expected to have on our liquidity and cash flows in future periods:

Contractual Obligation	2014	2015	2016	2017	2018	2019 & Beyond	Other	Total
Operating lease obligations	116,000	235,000	250,000	255,000	260,000	154,000	—	1,270,000
Uncertain tax positions(1)	—	—	—	—	—	—	204,300	204,300
Total	116,000	235,000	250,000	255,000	260,000	154,000	1,474,300	1,474,300

(1)	Unrecognized tax benefits, as shown in “Other,” have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled.

Quantitative and Qualitative Disclosures about Market Risk

Our market risk exposures are related to our cash, cash equivalents and investments. We invest our excess cash in liquid short-term investments with a maturity of less than one year. We anticipate investing our net proceeds from this offering in similar investment grade and highly liquid investments. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations.

All of our transactions are conducted, and our accounts are denominated, in United States dollars. Accordingly, we are not exposed to foreign currency risk.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Our estimates are based on assumptions we believe are reasonable under the circumstances. We will evaluate our estimates on an ongoing basis and make changes as experience develops or as we become aware of new information. Actual results may differ from these estimates.

Items subject to significant estimates and assumptions include the allowance for doubtful accounts, share-based compensation arrangements, fair value of stock options, estimated life of stock options and forfeitures, useful lives and realizability of long-lived assets, classification of deferred revenue and deferred franchise costs and deferred tax assets and liabilities as long-term or current, uncertain tax positions and realizability of deferred tax assets. Of these items, share-based compensation, the fair value of stock options and the estimated lives of stock options and forfeitures entail a high degree of subjectivity and judgment.

The allowance for doubtful accounts is based on management’s assessment of the collectability of accounts receivable. Although not historically a large area for us, we did establish an allowance for doubtful accounts of $42,039 as of June 30, 2014.

The useful lives and realizability of long lived assets is not expected to have a high degree of susceptibility to change.

Share-based compensation expense is based upon a variety inputs including the value of our stock, which as a private company is highly subjective and subject to significant change, estimates of volatility, currently based on comparable companies, the selection of which is subjective. Estimated life of options and forfeitures are also subjective and subject to judgment, and may impact expense in the future. Most of these subjective estimates will impact the value of future grants.

The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. In order to calculate the fair value of the options, certain assumptions are made regarding the components of the model, including the estimated fair value of underlying common stock, risk-free interest rate, volatility, expected dividend yield and expected option life. Changes to the assumptions could cause significant adjustments to the valuation.

The fair value of the Company’s common stock is estimated by the Board of Directors at or about the time of grant for each share-based award. At each grant, the Board of Directors considered a blend of approaches in establishing a value for our common stock, including an income approach which considers our EBITDA, a market approach, involving the Board of Directors’ assessment of an amount our shareholders would accept in the private sale of the Company, and the valuation of the Company in an initial public offering and the probability of successfully completing an initial public offering. In addition, the Board of Directors considered its receipt, pursuant to a contractual right of first refusal, of a bona fide offer from an unaffiliated third party, in November 2013, to purchase 534,000 shares of our common stock at a price of $0.45 per share. Although the methods for determining fair value of our common stock are not complex, the Board of Directors’ estimate of the fair value of our common stock does involve subjectivity, especially assessments of value in a private sale and estimates of value in the public stock market.

The classification of deferred revenue and deferred franchise costs as current or long-term is based on the production schedule and our ability to adhere to it. Although not impacting our overall financial position, classification does impact our current ratio.

The realizability of deferred tax assets and determination of whether an allowance is necessary is based on our assessment of the probability and timing of the reversal of the deferred tax asset, prospects for book and tax income and the potential to carry back net operating losses if needed. It is our assessment that our assessment of the realizability of deferred tax assets and determination regarding allowances will not change in the forseeable future.

Principles of Consolidation

Our consolidated financial statements include the accounts of The Joint Corp. and its wholly-owned subsidiary, The Joint Corporate Unit No. 1, LLC. All significant intercompany accounts and transactions between The Joint Corp. and its subsidiary have been eliminated in consolidation.

Concentrations of Credit Risk

We grant credit in the normal course of business to franchisees related to the collection of initial franchise fees, royalties and other operating revenues. We periodically perform credit analysis and monitor the financial condition of the franchisees to reduce credit risk. As of December 31, 2013, and 2012, one customer and two customers, respectively, represented 14.7% and 54.3% of outstanding accounts receivable.

Accounts Receivable

Accounts receivable represent amounts due from franchisees for royalty fees and marketing and advertising expenses. We consider a reserve for doubtful accounts based on the creditworthiness of the franchisee. The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses. The allowance is our best estimate of uncollectible amounts and is determined based on specific identification and historical performance that are tracked by us on an ongoing basis. The losses ultimately could differ materially in the near term from the amounts estimated in determining the allowance. We determined that an allowance for doubtful accounts was not necessary for the twelve months ended December 31, 2013, and 2012. For the six months ended June 30, 2014, we established an allowance for one account in the amount of $42,039.

Deferred Franchise Costs

Deferred franchise costs represent commissions that are earned in conjunction with the sale of a franchise, and are expensed when the respective revenue is recognized, which is generally upon the opening of a clinic.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Maintenance and repairs are charged to expense as incurred; major renewals and improvements are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in other income.

Software Developed

We capitalize most software development costs. These capitalized costs are primarily related to proprietary software used by clinics for operations and by us for management of operations. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized as assets in progress until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Software developed is recorded as part of property and equipment. Maintenance and training costs are expensed as incurred. Internal use software is amortized on a straight line basis over its estimated useful life, generally five years.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. We look primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. No impairments of long-lived assets were recorded for the years ended December 31, 2013, and 2012, and for the six months ended June 30, 2014.

Revenue Recognition

We generate revenue through initial franchise fees, regional developer fees, transfer fees, royalties, IT related income, and computer software fees.

Initial Franchise Fees

We require the entire initial franchise fee to be paid upon execution of the franchise agreement, which has an initial term of ten years. Initial franchise fees received from a franchisee are recognized as revenue when we have performed substantially all initial services required by the franchise agreement, which is generally upon the opening of a clinic.

Regional Developer Fees

During 2011, we established a regional developer program to bring on independent contractors to assist in developing a specified geographical region or unit. Under this program, a regional developer pays a per license fee of 25.0% of the franchise fee to obtain the rights to develop the clinic within a specified geographical region and receives 50.0% of all franchise fees collected upon the sale of a franchise and 3.0% of all royalties collected from open clinics in their region. Any clinics developed by the regional developer over their contracted minimum in the territory, require no additional fee. Regional developer fees are recognized as revenue when we have performed substantially all initial services required by the regional developer agreement, which is generally upon the opening of each clinic.

Royalties

We collect royalties, as stipulated in the franchise agreement, equal to 7.0% of gross sales and a marketing and advertising fee of 1.0% of gross sales. Certain franchisees with franchise agreements acquired during our formation pay a monthly flat fee. Royalties are recognized as revenue when earned.

Income Taxes

We account for income taxes in accordance with the Accounting Standards Codification that requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation of property and equipment and treatment of revenue for franchise fees and regional developer fees collected. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

We account for uncertainty in income taxes by recognizing the tax benefit or expense from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. We measure the tax benefits and expenses recognized in the consolidated financial statements from a position based on the largest benefit that has a greater than 50.0% likelihood of being realized upon ultimate resolution.

Earnings (Loss) per Common Share

Basic earnings (loss) per common share include no dilution and are computed by dividing the net earnings (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed by giving effect to all potentially dilutive common shares including preferred stock, restricted stock and stock options. Basic and diluted earnings per share for the year ended December 31, 2012, and the six months ended June 30, 2014, were the same as the impact of all potentially dilutive securities outstanding was anti-dilutive. Diluted earnings per share for the year ended December 31, 2013, included the effect of 1,335,000 shares of common stock issuable upon conversion of the preferred stock and 534,000 shares of common stock issuable upon exercise of a stock option. Diluted earnings per share for the six months ended June 30, 2013, included the effect of 1,335,000 shares of common stock issuable upon conversion of the preferred stock.

BUSINESS

Our Company

We are a rapidly growing franchisor of chiropractic clinics that operates on a non-insurance, cash-based model. We seek to be the leading provider of chiropractic care in the markets we serve and to become the most recognized brand in our industry through the rapid and focused expansion of chiropractic clinics in key markets throughout North America and abroad. Our mission is to improve quality of life through routine chiropractic care. We strive to accomplish this by making quality care readily available and affordable. We have created a growing network of modern, consumer-friendly chiropractic clinics operated by franchisees that employ only licensed chiropractors. We have priced our services below most competitors’ pricing for similar services and below most insurance co-payment levels (i.e., below the patient co-payment required for an insurance-covered service).

Since acquiring the predecessor to our company in March, 2010, we have grown our enterprise from eight to 215 franchised clinics in operation as of June 30, 2014, with another 250 franchises granted through our network of regional developers and independent franchise operators. In the six months ended June 30, 2014, our franchised clinics registered 948,304 patient visits and generated system-wide revenues of $19,773,084, which refers to the aggregate revenues of our franchisees. We receive a royalty of 7.0% of gross revenues from franchised clinics and 4.0% of gross revenues from clinics franchised through regional developers. We also collect a national marketing fee of 1.0% of gross revenues of all franchised clinics. We receive a franchise of $29,000 for franchises we sell directly and a franchise fee of $14,500 for franchises sold through regional developers.

All 215 Joint clinics open as of June 30, 2014, are operated by franchisees and we do not directly own or operate any of these clinics. Of these, 40 franchises have been awarded directly by us. In addition, 175 franchises were awarded pursuant to our regional developer program in which we sold licenses to third parties to develop franchises in particular geographic areas. The 250 franchises granted in addition to our currently open clinics are in various stages of development. Of these, 83 franchises were awarded directly by us and 167 franchises were awarded pursuant to our regional developer program. Our future growth strategy will increasingly focus on opening clinics directly owned and operated by us, while continuing to grow through the sale of additional franchises.

For the year ended December 31, 2013, we had net income after taxes of $155,635. For the six month period ended June 30, 2014, we had a net loss of $261,646. For the same periods, our revenue as a percentage of franchisees’ revenue was 26.7% and 16.4%, respectively.

Over the past three years, our franchisees have achieved sustained increases in average monthly revenues and patient visits per clinic, which we believe demonstrates our ability to continue to increase revenues and to grow our brand equity. For the 14 clinics that opened in 2011, we increased sales throughout our system from $650,170 in 2011 to $2,823,895 in 2012, and to $4,223,254 in 2013, and increased patient visits from 34,056 in 2011 to 142,045 in 2012 and to 197,452 in 2013.

Sales — Clinics Opened in 2011

Patient Visits(1) — Clinics Opened in 2011

(1)	Includes repeat visits and does not indicate total number of patients.

For the 53 clinics that opened in 2012, we increased sales from $2,140,814 in 2012 to $9,591,917 in 2013, and increased patient visits from 116,752 in 2012 to 468,467 in 2013.

Sales — Clinics Opened in 2012

Patient Visits(1) — Clinics Opened in 2012

(1)	Includes repeat visits and does not indicate total number of patients.

As part of our branding strategy, we deliver convenient, appointment-free chiropractic adjustments in a casual, inviting, consumer-oriented environment at prices that are between 56% and 70% lower than the average cost for comparable procedures offered by traditional chiropractors, according to First Research. To increase convenience and value for our patients, our clinics offer a variety of customizable membership and wellness plans which feature discounted pricing even as compared with our single-visit pricing schedules. These flexible plans are designed to attract patients and encourage repeat visits and routine usage.

As of June 30, 2014, we had 215 franchised clinics in operation in 25 states. The map below shows the states in which our franchisees operate clinics and the number of clinics open in each state as of June 30, 2014.

Our locations have been selected to be visible, accessible and convenient. We offer a welcoming, consumer-friendly experience that attempts to redefine the chiropractic doctor/patient relationship. Our clinics are open longer hours than most of our competitors and our patients do not need appointments. We operate a “cash” business. We do not accept insurance and do not provide Medicare covered services. We believe that our approach, especially our commitment to affordable pricing and our ready service delivery model, will attract existing consumers of chiropractic services and will also appeal to the growing market of consumers who seek alternative or non-invasive wellness care.

Patients

We believe we appeal to a broad demographic group. Our patients come from a cross section of 20 different demographic categories with significant variation in age, income, employment and lifestyle. Our top five demographic/psychographic categories (using Pitney Bowes’ “Personix” profiles) are as follows:

Personix Profile	Median Age	Income Range	Occupation
Collegiate Crowd	21	$15 – 20K	Student/Manager/Clerical
Career Building	26	$50 – 75K	Professional/Technical
Savvy Singles	37	$50 – 100K	Professional/Technical
Solid Single Parent	43	$50 – 75K	Professional/Technical
Career-Centered Singles	54	$75 – 100K	Professional/Managerial

Services

We offer convenient, appointment-free chiropractic adjustments in a casual, inviting, consumer-oriented environment. To increase convenience and value for our patients, our clinics offer a variety of membership and wellness packages which feature discounted pricing as compared with our single-visit pricing. These flexible packages are designed to attract patients and encourage repeat visits and routine usage. As an added advantage, patients who purchase memberships may receive adjustments at any Joint clinic throughout our system at no additional cost.

Our goal is to locate our clinics in highly visible retail centers. Our clinics measure, on average, approximately 1,000 – 1,200 square feet, and contain a reception area and an average of three treatment tables. A typical clinic is staffed by one receptionist/wellness coordinator and one or two chiropractic doctors. Our service delivery model, coupled with our consistent, consumer-oriented approach, has been designed to aid in the development of brand awareness and to provide our patients with an identifiable, comfortable, upscale service experience that distinguishes us from the clinical and impersonal atmosphere often encountered at traditional chiropractic and medical offices.

Our patients arrive at our clinics without appointments at times convenient to their schedules. Once a patient has signed up, they simply swipe their membership card at a card reader at the reception desk to announce their arrival. Typically, within five to seven minutes (the average throughout our system), the patient is escorted to the non-intimidating, open adjustment area, where they are required to remove only their outerwear to receive their adjustment. The adjustment, administered by a licensed chiropractor, takes approximately 12 – 15 minutes on average for a new patient and 7 minutes on average for a returning patient. Each patient’s records are automatically updated in our proprietary data storage system by our chiropractors in compliance with all applicable medical records security and privacy regulations. A typical Joint adjustment area is shown on the inside front cover of this prospectus.

Our consumer-focused service model targets the non-acute treatment market, which we believe to be the largest segment of the chiropractic services market. As our model does not focus on the treatment of severe, acute injury, we do not have the need to provide expensive and invasive diagnostic tools such as MRIs and X-rays but instead refer those who present with acute symptoms to alternate healthcare providers, including traditional chiropractors. We seek to drive patient flow to our clinics by creating brand awareness through numerous, conveniently located, highly visible clinic locations and traditional retail-oriented marketing and customer acquisition techniques. We intend to maximize our operational efficiencies, drive usage and grow brand awareness through the expansion of our presence into a national infrastructure that leverages our size and local market density.

We maintain operating standards in compliance with the highest standards in the chiropractic profession. We intend to recruit a chiropractic advisory board consisting of cross-functional specialists and opinion leaders. Collectively they would contribute to an integrated understanding of the science of chiropractic and advise us on the current state of spinal and neuromuscular research. In addition, we expect that our chiropractic advisory board will contribute to the development and improvement of our protocols and operating practices.

Franchises

All of our current clinics are operated by franchisees under franchise agreements with us. We employ demanding qualification criteria in the selection of franchisees and training programs that adhere to strict operating standards for franchisees. We qualify potential franchisees by conducting criminal and credit background checks and obtaining information on their financial resources, work history and experience. We require franchisees to have a minimum net worth of $250,000. In addition, we make a determination as to the compatibility of franchisee candidates with our philosophical approach to chiropractic patient care, based on personal interviews. Once qualified, we require proposed franchisees to attend a three-day training program, where candidates are evaluated and scored. If the training program is successfully completed, we will grant a franchise. We provide additional field support in advance of a franchised clinic’s opening, and we further provide ongoing training though our web portal and through quarterly franchisee reviews and scheduled field visits by our operations support personnel. We work hard to ensure that each of our franchise locations meets the same quality and patient service standards in order to preserve the consistency and reliability of our brand.

We are dedicated to providing the tools our franchisees need to succeed before, during and after a clinic opening, including assistance with site selection and development, training, operations and marketing support. Through our franchise support and development infrastructure and our rigorous screening process, we have successfully built a base of 215 franchised clinics in operation that are owned by 104 franchisees as of June 30, 2014, with an average clinic ownership of approximately two clinics per franchisee. As of June 30, 2014, a majority of our franchisees owned one clinic, while approximately 85% of franchisees owned one or two clinics. We believe this highly diversified franchisee base demonstrates the viability of our concept across numerous types of owners and operators, limits our risk and provides an attractive base of owners with capacity to grow with our brand.

We identify potential franchisees through a variety of methods, including information on our website, advertising in chiropractic journals, the use of franchise brokers and through referrals from existing franchisees.

Many of our franchisees are chiropractors. However, the majority of our franchisees are independent businesses. In states which regulate the corporate practice of chiropractic services, our non-chiropractor owned franchisees enter into management agreements typically with a chiropractor-owned professional corporation. Under such management agreements, all aspects of professional chiropractic practice are under the exclusive control of the licensed chiropractor and all non-chiropractic aspects of the operation of the clinic are managed by the franchisee. Where such arrangements are in place, the chiropractors are employees of the chiropractor-owned professional corporation and not of the franchisee.

Franchise Disclosure.   The United States Federal Trade Commission and many states require a franchisor to provide a franchise disclosure document or “FDD” to all prospective franchisees. In addition, many states require a franchisor to register with a state franchise administrator before offering or selling a franchise in that state. We believe we have complied with all federal regulations regarding disclosure and with all state franchise registration requirements in the states in which we have sold, offered or are offering to sell franchises. Our FDD contains detailed information about our company’s organization and history, and explains to prospective franchisees what their rights and responsibilities would be if they became our franchisee. The FDD also includes our financial statements, a copy of our standard franchise agreement and various other documents and agreements that are relevant to a prospective franchisee’s decision to purchase a franchise.

Regional Developers.  We have entered into 26 regional developer licenses with 15 regional developers in which we granted to regional developers the right to solicit potential franchisees in a defined territory. The fee for a regional developer license varies from territory to territory and generally depends on the number of franchises anticipated to be awarded within a particular territory. We reserve the right to approve franchisees and clinic sites identified by our regional developers. We receive 50.0% of our standard franchise fee for franchises awarded under regional developer licenses, and we remit a 3.0% royalty to our regional developers on the gross revenues of franchises awarded under their regional developer licenses.

Regional developers are typically seasoned entrepreneurs with significant investment capital. Many of our regional developers were successful franchisees or regional developers of Massage Envy, the company founded by our non-executive Chairman of the Board, John Leonesio, or owners of multiple unit franchises of other unrelated businesses. Because of their business acumen, potential regional developers typically are aware of opportunities for licenses and have approached us to begin the licensing process.

Our regional developer licenses grant an exclusive territory to our regional developers and require our regional developers to sell a minimum number of franchises within their territory and to cause the franchises to be opened within a specified time period. Regional developers are obligated also to provide training and support to franchisees. Regional developer licenses typically have a ten year duration and are renewable upon payment of a renewal fee. We may terminate regional developer licenses if the regional developer fails to meet its material obligations under the license.

We have negotiated repurchase rights in some of our regional developer licenses, pursuant to which we have the option, commencing three years from the effective date of the license, to repurchase the regional developer license pursuant to a negotiated formula.

Franchise Agreements.  For each franchise clinic, we enter into a franchise agreement stipulating a standard set of terms and conditions. The initial term of a franchise agreement generally is 10 years, with one 10-year renewal option. The standard initial franchise fee for our clinics is $29,000. This initial fee is paid in full at the time the franchise agreement is signed. A franchise fee allows an owner to open a single clinic at a specific location. Our franchise agreements do not, however, typically create an exclusive territory for our franchisees outside of their specific location. Franchisees who renew their franchises after the initial term must pay us a renewal fee equal to 25.0% of our then-current initial franchise fee.

Under our standard franchise agreements, franchisees are also required to pay an ongoing royalty fee of 7.0% of gross revenues in order to use our registered trademarks and to benefit from corporate franchise support. Our franchisees currently contribute 1.0% of gross revenues to a regional and national advertising fund, and we may, under certain circumstances, raise this contribution to 2.0% of gross revenues.

Our franchise agreements set forth certain material duties and responsibilities of franchisees, including, but not limited to, the timetable for pre-opening actions such as permitting, the timetable for opening, initial and follow up training responsibilities, advertising standards, restrictions on the use of our trademarks and services marks both during and after the term of the franchise, confidentiality and non-competition provision, restrictions on transfer of the franchise, and dispute resolution provisions. Our franchise agreements also set forth our material duties and responsibilities, including but not limited to, our right to approve the site selected for each franchise, our right to set and make changes to the operating standards applicable to franchisees, such as plans and specifications for the franchised clinic, choice of equipment, signs, furnishings, software and computer systems, advertising materials, types of products and services offered, conditions and appearance of the franchised clinic, approved vendors and suppliers and insurance requirements. We also retain the right to approve all advertising conducted by a franchisee. Our right to enforce certain standards may be limited by state laws which restrict the right of a franchisor to control the activities of a licensed professional chiropractor.

If a franchisee fails to comply with the material provisions of our franchise agreement or our operating policies, or if a franchisee violates other specific provisions of our franchise agreement, including, but not limited to, operating in an unsafe manner, failure to comply with applicable laws, failure to submit financial reports, attempting to transfer the franchise, conviction of a crime, or materially degrading our brand or goodwill, we have the right, after specified notice and cure periods, to terminate the franchise and require the franchisee to cease using our brand and our operating systems. Upon termination of a franchise, we are entitled to receive, in addition to any damages to which we are entitled, a termination fee equal to one-half of our then-current franchise fee. We also have the right, but not the obligation, to purchase the assets of the franchise at fair market value. Upon termination of a franchise, the former franchisee will be bound by the confidentiality and non-competition provisions of the franchise agreement.

From time to time, we may enter into amendments to our standard franchise agreements as part of various limited incentive programs targeted to improve clinic growth, accelerate development in certain markets or assist underperforming clinics, among others. These amendments may include lower royalty fees for a limited period.

We have the right to terminate our franchise agreements for a number of reasons, including insolvency or bankruptcy, failure to operate franchised clinics according to our standards, understatement of sales, failure to pay fees, or material misrepresentations on an application for a franchise.

If a franchisee is not a licensed chiropractor, we provide the franchisees with a standard form of management agreement that, depending on the laws of the state in which the franchisee is located, the franchisee may be required to enter into with a chiropractic professional corporation or professional limited liability company, pursuant to which the franchisee will provide management and administrative services to the professional corporation or limited liability company. Under this arrangement, the franchisee is prohibited from providing, supervising, directing or controlling the manner in which the licensed chiropractors who are employed by the professional corporation or limited liability company provide chiropractic services to their patients.

Franchisee Support.  From the time the initial franchise agreement is executed, we offer assistance in order to ensure that our franchisees begin their Joint ownership in a manner that we believe will foster success. Although our franchisees are responsible for site selection, we provide guidance and assistance through the site searching and acquisition process, as well as in the design and construction phases.

Site Selection.  Franchisees are responsible for finding their own site, with guidance and approval from us. Standard specifications involve such factors as: (i) general location/neighborhood; (ii) traffic patterns; (iii) parking; (iv) size; and (v) proximity to competing businesses. Once a franchisee completes a site submission package, which typically occurs at least 150 days prior to the execution of a lease, our real estate personnel will assess the prospective site and, if deemed appropriate, provide written approval to start negotiations for a lease of the site. Throughout this negotiation process, members of our real estate team support the franchisee.

Design and Construction.  Once a site is approved, our construction management personnel provide the franchisee with construction education and design plans to ensure that the franchised location fits our standards and specifications. Once a lease is signed, we also help our franchisees in: (i) identifying and selecting qualified contractors; (ii) submitting plans for necessary permits; (iii) reviewing bids and (iv) helping to negotiate prices for design and construction. During the actual construction phase, our construction management personnel also help the franchisee in providing final punch list instructions prior to opening the clinic.

Training.  We have a mandatory training program for new franchisees and their managers, crafted to provide the technical and managerial skills necessary to prepare them for their duties. Our training program consists of 12 hours of classroom training and 14 hours of on-the-job training, covering areas including (i) our operating manual; (ii) computer software; (iii) accounting; (iv) vendor relations; (v) construction specifications; (vi) staffing; (vii) new patients; (viii) adjusting techniques; (ix) communications; (x) patient education; and (xi) marketing and advertising. We equip and support our franchisees with the necessary tools to represent the brand and empower each franchisee to run a successful business that ultimately drives our operating results. In addition to the initial franchisee training, we offer support materials through our website and conduct periodic educational webinars.

System Standards and Operations Support.  We have established stringent standards for franchise operations to protect and benefit the Joint brand and our franchisees. These standards are clearly and thoroughly detailed for franchisees through our operations manual, which is given to franchisees in training and amended periodically. Topics covered in our operations manual include, among other things: (i) pre-opening procedures; (ii) construction; (iii) operating guidelines; (iv) detailed daily operating procedures; (v) software and (vi) marketing guidance. We periodically provide refresher training programs, seminars and regional meetings which require the attendance and satisfactory completion by franchisees and/or their managers.

Our Industry

The chiropractic industry in the United States is large, growing and highly fragmented. According to First Research, expenditures for chiropractic services in the U.S. were $11.0 billion in 2013 and are expected to grow at approximately 3.0% annually between 2014 and 2018. In addition, according to Chiropractic Economics, in 2013 approximately 35.0% of total chiropractic expenditures were from out-of-pocket, or cash, payments by patients. The United States Bureau of Labor Statistics expects employment in chiropractic to grow faster than the average for all occupations. Some of the factors the Bureau of Labor Statistics identified as driving this growth are healthcare cost pressures, an aging population requiring more health care and technological advances that are expected to shift services from inpatient facilities and hospitals to outpatient settings. We believe that the demand for chiropractic services will continue to grow as a result of several additional drivers such as the increased awareness of the benefits of regular maintenance therapy and increasing awareness of the availability of our pricing at significant discounts to the cost of traditional chiropractic adjustments and, in most cases, below the level of insurance co-payment amounts.

Most chiropractic services are provided by sole practitioners in medical-office settings. The chiropractic industry differs from the broader healthcare services industry in that it is more heavily consumer-driven, market-responsive and price sensitive, as the result of many treatment options falling outside the bounds of traditional insurance reimbursable services and fee schedules. According to a report issued by First Research in March, 2014, expenditures for chiropractic services in the United States were approximately $11.0 billion in 2013, which represents less than 1.0% of all healthcare expenditures, and in 2013 the top 50 companies delivering chiropractic services in the United States generated less than 10.0% of all industry revenue. In addition, according to Chiropractic Economics, in 2013, 40.0% of all chiropractic expenditures were paid by insurance, with only 17.1% of chiropractic costs financed by government programs, including Medicare and Medicaid. We believe these characteristics are evidence of an underserved market with potential consumer demand that is favorable for an efficient, low-cost, consumer-oriented provider.

Most chiropractic practices are set up to accept and to process insurance-based reimbursement. And while chiropractors typically accept cash payment in addition to insurance, Medicare and Medicaid, they continue to incur overhead expenses associated with maintaining the capability to process third-party reimbursement. We believe that most chiropractors who operate on the third-party reimbursement model would find it economically difficult to discount the prices they charge for their services to levels comparable with our pricing.

We believe that certain trends that favor our business model are present in our industry. Among these are:

•	individuals are increasingly practicing active lifestyles, people are living longer, and require more medical, maintenance and preventative support;
•	individuals are displaying an increasing openness to alternative, non-pharmacological types of care;
•	utilization of local conveniently sited urgent-care or “mini-care” alternatives to primary care is increasing; and
•	health clubs, massage and other non-drug, non-invasive wellness maintenance providers continue to grow in popularity.

Chiropractic care is widely accepted among individuals with a variety of medical conditions, particularly back pain. Between approximately 6.0% and 9.0% of the United States population regularly uses chiropractic. According to the American Chiropractic Association, 80.0% of Americans experience back pain at least once in their lifetime. According to Global Industry Analysts, chiropractic represents one of the most popular and cost effective alternative treatments for musculoskeletal disorders and is being used by more than 50.0% of American patients suffering from persistent back pain. The National Center for Complementary & Alternative Medicine of the National Institutes of Health has stated that spinal manipulation appears to benefit some people with low-back pain and also may be helpful for headaches, neck pain, upper- and lower-extremity joint conditions and whiplash-associated disorders. The Mayo Clinic has recognized chiropractic as safe when performed by trained and licensed chiropractors, and the Cleveland Clinic has stated that chiropractors are established members of the mainstream medical team.

Our Competitive Strengths

We believe the following competitive strengths have contributed significantly to our initial success and will position us for future growth:

Price and convenience.   We believe that our strongest competitive advantages are our price and convenience. We offer a much less expensive alternative to traditional providers of chiropractic services by focusing on non-acute care and by not participating in insurance or Medicare reimbursement. We can do this because our clinics are not burdened with the operating expenses required to perform certain diagnostic procedures and to process reimbursement claims. Our model allows us to pass these savings on to our patients. According to Chiropractic Economics, the average price for a chiropractic adjustment involving spinal manipulation in the United States is between $50 and $75. By comparison, our average price is $22, or between 56% and 70% lower than the average price.

Our service offerings, pricing and growing number of conveniently sited locations encourage consumer trial, repeat visits and sustainable patient relationships. According to a 2013 survey conducted by Chiropractic Economics, the average for repeat patient visits generally in the chiropractic industry is two times per month. We believe our pricing and service offering structure helps us to generate a higher usage. The following table sets forth our average price per adjustment as of June 30, 2014, for patients who purchase single adjustments, multiple adjustment packages, and memberships. Our price per adjustment averages approximately $22 across all three groups.

	The Joint Service Offering
	Single Visit	Package(s)	Membership(s)
Price per adjustment	$29	$16 – $20	$13 – $16

We have attracted an average of between 540 and 948 new patients per year to our clinics between 2010 and 2013, as compared to the 2013 average of 364 new patients per year for the chiropractic industry generally.

We offer our patients the opportunity to visit our clinics without an appointment and receive prompt attention. Additionally, we offer extended hours of operation, including weekends, which is not typical among our competitors.

Retail, consumer-driven approach.  We utilize strong, recognizable brand and retail approaches to stimulate awareness and drive patients to our clinics. We intend to continue to drive brand awareness through prominent signage on our clinics and through consistent, proven and highly targeted marketing initiatives. Our model provides our patients with the flexibility to see a chiropractor when they want to because we do not schedule appointments and most of our clinics maintain extended hours and offer patient care six or seven days per week.

Our chiropractors can focus on patient service.  We believe the time our chiropractors save by not having to attend to administrative duties related to insurance reimbursement processing allows more time to:

•	see more patients,
•	establish and reinforce chiropractor/patient relationships, and
•	educate patients on the benefits of chiropractic maintenance therapy.

Our approach to chiropractic practices has also made us an attractive alternative for chiropractic doctors who desire to spend more time treating patients than they typically do in traditional practices, which are burdened with greater overhead, personnel, and administrative expense. We believe that our model will aid us in recruiting chiropractors who desire to focus their practice principally on patient care and to minimize the administrative burdens of traditional insurance-based practices.

Proven track record of opening franchised clinics and achieving profitability at the clinic level.  We have grown our franchised clinic revenue base every month since we acquired our predecessor in March 2010, increasing monthly sales from $113,198 in June, 2010 to $3,773,953 in June, 2014. During this period we increased the number of clinics in operation from eight to 215. During this same period, we have increased average annualized unit sales from $137,087 to $350,771.

Monthly Sales June 2010 – June 2014

Same store sales growth is a measure commonly used in the retail industry. It is important because it excludes sales growth from new locations, thus illustrating a retailer’s growth capacity from existing units. Same store sales growth measures the annual sales increase for each store that has been open for at least one year. Same store sales growth for our clinics that opened in 2011 (which we refer to as age class 2011) was 99.1% in 2012, 49.6% in 2013, and 21.2% through June 30, 2014. The following table presents same store sales growth data for our clinics that opened in 2011, which is the only age class for which we have at least two full years of data. Although our age class 2011 clinics consist of only 14 clinics, we believe that they are representative of the same store sales growth that we expect from new clinics as they grow to maturity.

Same Store Sales Growth %

*	Through June 30, 2014

We have demonstrated success in opening franchised clinics across a range of markets. While there is significant variation among our franchisees, our clinics generally require annual sales, subject to market-specific expenses, of approximately $250,000 to achieve profitability. The following table shows the performance of some of our highest performing franchisees in selected markets. We believe that the information provided below demonstrates our ability to open clinics across a range of geographies including small, medium-sized and large markets, and to grow those clinics to sustained profitability.

Market Size	Market	Region	Years in Operation	Annual Sales
Small (less than one million population)	Albuquerque, NM	SW	2	$288,144
	Savannah, GA	SE	2	$454,584
	Greenville, SC	SE	3	$604,797
Medium (between one and 2.5 million population)	Austin, TX	S	5	$614,640
	Greensboro, NC	SE	3	$263,568
	Las Vegas, NV	SW	2	$357,096
Large (greater than 2.5 million population)	Phoenix, AZ	SW	3	$570,007
	Dallas, TX	S	2	$437,124
	Houston, TX	S	2	$565,824
	San Diego, CA	W	2	$434,880
	Los Angeles, CA	W	2	$420,864

Not all of our franchised clinics perform as well as our top clinics. Average annual sales as of June 30, 2014 for all clinics open between two and three years in small markets is $244,969, or $20,414 per month. Average annual sales as of June 30, 2014 for all clinics open between two and five years in medium sized markets is $323,568, or $26,964 per month. Average annual sales as of June 30, 2014 for all clinics open between two and three years in large markets is $349,617, or $29,135 per month. Sales levels vary among clinics in each market size. Among our franchisees with clinics open for two years or more as of June 30, 2014: (i) in small markets, average sales for the year ended June 30, 2014 were $284,598, or $23,716 per month. The top 10% of clinics in small markets had average annual sales of $355,149 or $29,596 per month, which is 24.8% higher than the mean of the group. The bottom 10% of clinics in small markets had average annual sales of $223,391, or $18,616 per month, which is 21.5% lower than the mean of the group; (ii) in medium sized markets, average sales for the year ended June 30, 2014 were $362,702, or $30,255 per month. The top 10% of clinics in medium sized markets had average annual sales of $529,827, or $44,152 per month, which is 46.1% higher than the mean of the group. The bottom 10% of clinics in medium sized markets had average annual sales of $218,049, or $18,171 per month, which is 39.9% lower than the mean of the group; (iii) in large markets, average sales for the year ended June 30, 2014 were $375,183, or $31,265 per month. The top 10% of clinics in large markets had average annual sales of $550,976, or $45,915 per month, which is 46.9% higher than the mean of the group. The bottom 10% of clinics in large markets had sales of $180,457, $15,038 per month, which is 51.9% lower than the mean of the group. Like all franchisors, we have franchisees who do not succeed, so you should not assume that all franchisees will reach average sales levels or the superior sales levels set forth in the above table. See “Risk Factors — Our dependence on the success of our franchisees exposes us to risks.”

Strong and proven management team.  Our strategic vision and results-oriented culture are directed by our senior management team led by Chief Executive Officer John B. Richards, who previously served as president of Starbucks North America when it expanded from 500 to 3,000 units. Mr. Richards was also Chief Executive Officer of Elizabeth Arden Red Door Salons. Our senior management team is also guided by David Orwasher, who has served as our Chief Operating Officer since January 2014 and who previously served as a vice president of Starbucks, working directly with Mr. Richards during the same period. John Leonesio, the founder of Massage Envy Spa, who grew that company from inception through the opening of over 300 franchises, serves as non-executive Chairman of our Board of Directors. Mr. Leonesio was our Chief Executive Officer from the commencement of our operations through the opening of 160 clinics across 22 states. Our senior management directs a team of dedicated leaders who are focused on executing our business plan and implementing our growth strategy. Messrs. Richards, Orwasher, and Leonesio have had collective responsibility for building, opening or franchising a total of over 7,000 retail units. We believe that our management team’s experience in operating, franchising, developing systems and rapidly expanding retail operations will be a key driver of our growth and will position us well for achieving our long-term strategy.

Our Growth Strategy

Our goal is not only to capture a significant share of the existing market but also to expand the market for chiropractic care. We intend to accomplish this through the rapid and focused geographic expansion of our affordable service offering by the introduction of company-owned clinics and the selected continuation of our franchising program. We propose to employ a variety of growth tactics including:

•	the development of company-owned clinics;
•	the opportunistic acquisition of existing franchises;
•	continued clinic revenue and royalty income growth;
•	the sale of additional franchises and conversion of existing chiropractic practices to our model;
•	acquiring regional developer licenses; and
•	improving margins and leveraging infrastructure.

Our analysis of over 300,000 patients from 173 clinics across 22 states suggests that the United States market alone can support at least 1,600 Joint clinics.

Development of company-owned clinics.

We will focus on the development of company-owned clinics as the principal strategy in our growth plan, and we intend to use a significant portion of the proceeds from this offering to pursue this strategy.

We will open, develop or purchase company-owned clinics that meet our criteria for demographics, site attractiveness, proximity to other clinics and additional suitability factors. We believe that, based on the historic level of monthly sales achieved by franchised clinics that have reached a level of maturity of at least two years, that share these suitability factors and that adhere to our recommended staffing and operating standards, our company-owned clinics will be able to achieve average monthly sales of $35,000 after two years of operation. When operated as franchises, over whose operating expenses we have no control, there will be significant variability of profit levels among our franchised clinics. In addition, franchisees may elect to incur expenses and pay salaries in excess of amounts necessary to maximize profit. However, when operated as company-owned clinics, using our recommended staffing and operating guidelines, and applying uniform management and financial discipline, we believe company-owned clinics that adhere to such standards will be capable of generating monthly operating profits of $18,000 after two years. Based on our understanding of the investment necessary to open and properly capitalize a typical clinic, as described in our Franchise Disclosure Document, we believe our company-owned clinics will be capable of generating an attractive rate of return on investment. See “Risk Factors — Risks Related to Our Business — Our long-term success is highly dependent on our ability to open new, primarily company-owned clinics, and is subject to many unpredictable factors.”

We believe we can leverage the experience we have gained in supporting our demonstrated clinic growth and our senior management’s experience in rapidly and effectively growing other well-known high velocity specialty retail concepts to successfully develop and profitably operate company-owned clinics. Since commencing operations as a franchisor of chiropractic clinics, we have gained significant experience in identifying and implementing the business systems and practices that are required to profitably operate our clinics, validate our model and demonstrate proof of concept. We have developed simple, repeatable operating standards which, when applied in a disciplined approach, result in an attractive opportunity for success at the clinic level.

We believe our direct control over company-owned clinics will enable us to apply these operating standards even more effectively than in our franchised clinics. We intend to develop company-owned clinics in geographic clusters where we are able to increase efficiencies through a consolidated real estate penetration strategy, leverage cooperative advertisement and marketing and attain general corporate and administrative operating efficiencies. Our senior management has done this before, and we believe that their experience in this area readily translates to our business model.

We believe that the development process for company-owned clinics presents significant advantages as compared with growth through continued franchising. We believe that the development timeline for company-owned clinics can be as short as three months, while the development timeline for franchised clinics is generally between 9 and 12 months. While there may be material variances among franchisees in customer acquisition activities and compliance with operating standards, these key business initiatives can be uniformly defined, efficiently applied and continually measured for company-owned clinics. In addition, we believe that our revenue from company-owned and operated clinics will exceed revenue that would be generated strictly through royalty income from a purely franchise-operated system.

While we cannot predict the availability for lease of desirable locations for company-owned clinics, nor the availability of suitable chiropractors to staff our clinics, we believe that the application of a centralized process, driven by trained development and management professionals, will enable us to develop and operate company-owned clinics with greater certainty and likelihood of success than if we relied solely on growth through franchising.

We believe that our lower staffing requirements, simple layout and relatively shorter development timeline, as compared to retail industry averages, provide us with the opportunity to generate attractive returns on invested capital.

We currently have no company-owned clinics and, pending completion of this offering, we have taken no steps toward identifying specific locations, commencing negotiations with landlords or hiring operators for company-owned clinics, other than to have researched the market potential for new company-owned clinics, which we believe to be significant. See “Risk Factors — Risks Related to Our Business — Our long-term success is highly dependent on our ability to open new, primarily company-owned clinics, and is subject to many unpredictable factors.”

Acquiring existing franchisees.

We believe that we can accelerate the development of, and revenue generation from, company-owned clinics through the selective acquisition of existing franchised clinics. Our management has developed a template for the acquisition of existing franchised clinics, their conversion to company-owned clinics and their integration into a company-owned clinic system. We have begun the process of developing a pipeline of existing franchisees whose clinics may be available for purchase. While we cannot predict the availability of franchised clinics for repurchase, in the event appropriately located single clinics or clusters of clinics within our system become available to purchase on economically attractive terms, we may devote a significant portion of the proceeds from this offering to the purchase of such clinics. The acquisition of existing franchises could accelerate the time required to open and stabilize company-owned clinics.

We have no present agreement regarding any specific acquisition. However, from time to time we are approached by franchisees who wish to sell their clinics. By maintaining a record of franchisees who alert us to their interest in selling their clinics, we have begun to develop a pipeline of clinics potentially available for purchase. Following the completion of this offering, we will begin to proactively approach franchisees to determine whether they are interested in selling their clinics to us.

Increasing revenues from existing franchisees.

We have a history of increasing revenues from existing franchises. Our revenues from existing franchises have increased by an average of 27.30% for each of the past 14 calendar quarters through June 30, 2014. We believe that the experience we have gained in developing and refining management systems, operating standards, training materials and marketing and customer acquisition activities has contributed to our system’s revenue growth. Additionally, we believe that increasing awareness of our brand has also contributed to revenue growth, particularly in markets where the number and density of our clinics has made cooperative and mass media advertising attractive. We believe that our ability to leverage cooperative and general media advertising will continue to grow as the number and density of our clinics increases.

Opening clinics in development.

In addition to the 225 clinics our franchisees are currently operating, we have granted franchises either directly or through our regional developers for an additional 250 clinics that are in various stages of development. We will continue to provide support to our franchisees and regional developers to open these clinics and to achieve sustainable operating metrics as soon as possible. The following map shows the states in which we have sold 250 additional clinics pending development.

Selling additional franchises.

We intend to continue to sell franchises. We believe that, to secure leadership in our industry and to maximize opportunities in identified markets, it is important to gain brand equity and consumer awareness as rapidly as possible, consistent with a disciplined approach to opening clinics. We believe that continued sales of franchises in selected markets complements our plan to open company-owned clinics, particularly in specialized or unique operating environments, and that a growth strategy that includes both franchised and company-owned clinics has advantages over either approach by itself. These advantages include:

•	increasing our availability to patients;
•	accelerating our speed to market and our competitive advantages;
•	enhancing our value to present franchisees who may realize benefits from clinic density and cooperative advertising;
•	enhancing our desirability to potential new franchisees; and
•	presenting an exit strategy to franchisees, who may view us as a potential acquirer of their franchised clinics at such time as they may choose to sell.

Reacquiring regional developer licenses.

We intend to selectively pursue the reacquisition of regional developer licenses. We negotiated repurchase rights in 15 of our 26 regional developer licenses. We have the option, beginning after the third year of the regional developer license, to repurchase the license by paying $29,000 for each open franchise and $7,250 for each franchise that has not been opened. We have begun the process of developing a pipeline of existing regional developer licensees whose area licenses may be available for purchase. We believe that by repurchasing regional developer licenses we can increase our profitability through capturing the regional developers’ royalty stream from franchises within their region. In addition, to the extent that we acquire a given regional developer license, we will have fewer limitations on and less costs associated with opening or acquiring clinics within that region. Although we have not agreed to repurchase any specific regional developer licenses, we believe that we can successfully pursue this repurchase opportunity, and we intend to use a portion of the proceeds of this offering to reacquire regional developer licenses.

Continue to improve margins and leverage infrastructure.

We believe our corporate infrastructure is positioned to support a clinic base greater than our existing footprint. As we continue to grow, we expect to drive greater efficiencies across our operations and development and marketing organizations and further leverage our technology and existing support infrastructure. We believe we will be able control corporate costs over time to enhance margins as general and administrative expenses grow at a slower rate than our clinic base and revenues. We believe we can introduce better and more visible professional marketing and patient acquisition practices that will promote brand recognition and drive revenue increases at a faster pace than marketing costs will increase. At the clinic level, we expect to drive margins and labor efficiencies through continued revenue growth as our clinic base matures and the average number of patient visits increases. In addition, we will consider introducing selected and complementary branded products such as nutraceuticals or dietary supplements and related additional services.

Regulatory Environment

HIPAA

In an effort to further combat healthcare fraud and protect patient confidentially, Congress included several anti-fraud measures in the Health Insurance Portability and Accountability Act of 1996 (HIPAA). HIPAA created a source of funding for fraud control to coordinate federal, state and local healthcare law enforcement programs, conduct investigations, provide guidance to the healthcare industry concerning fraudulent healthcare practices, and establish a national data bank to receive and report final adverse actions. HIPAA also criminalized certain forms of health fraud against all public and private payors. Additionally, HIPAA mandates the adoption of standards regarding the exchange of healthcare information in an effort to ensure the privacy and security of electronic patient information. Sanctions for failing to comply with HIPAA include criminal penalties and civil sanctions. In February 2009, the American Recovery and Reinvestment

Act of 2009 (ARRA) was enacted. Title XIII of ARRA, the Health Information Technology for Economic and Clinical Health Act (HITECH), includes substantial Medicare and Medicaid incentives for providers to adopt electronic health records (“EHR”) and grants for the development of health information exchange (“HIE”). Recognizing that HIE and EHR systems will not be implemented unless the public can be assured that the privacy and security of patient information in such systems is protected, HITECH also significantly expands the scope of the privacy and security requirements under HIPAA. Most notable are the new mandatory breach notification requirements and a heightened enforcement scheme that includes increased penalties, and which now apply to business associates as well as to covered entities. In addition to HIPAA, a number of states have adopted laws and/or regulations applicable in the use and disclosure of individually identifiable health information that can be more stringent than comparable provisions under HIPAA and HITECH.

We believe that our operations substantially comply with applicable standards for privacy and security of protected healthcare information. We cannot predict what negative effect, if any, HIPAA/HITECH or any applicable state law or regulation will have on our business.

State regulations on corporate practice of medicine.

With the exception of franchisees that are owned by chiropractors or franchisees that are owned by non-chiropractors in states that do not regulate the corporate practice of chiropractic, our chiropractic services are provided by legal entities organized under state laws as professional corporations, or PCs. Each PC employs or contracts with chiropractors in one or more offices. Each of the PCs is wholly owned by one or more licensed chiropractors, and we do not own any capital stock of any PC. We and our franchisees that are not owned by chiropractors enter into management services agreements with PCs to provide the PCs on an exclusive basis with all non-clinical services of the chiropractic practice. We believe we are in compliance with all applicable laws relating to the corporate practice of medicine or chiropractic.

Regulation relating to franchising

We are subject to the rules and regulations of the Federal Trade Commission and various state laws regulating the offer and sale of franchises. The Federal Trade Commission and various state laws require that we furnish an FDD containing certain information to prospective franchisees, and a number of states require registration of the FDD at least annually with state authorities. Among the information required to be disclosed in our FDD is our business experience, material litigation, all fees due to us from franchisees, a franchisee’s estimated initial investment, restrictions on sources of products and services we impose on franchisees, development and operating obligations of franchisees, whether we provide financing to franchisees, our training and support obligations and other terms and conditions of our franchise agreement. We are operating under exemptions from registration in several states based on our qualifications for exemption as set forth in those states’ laws. Substantive state laws regulating the franchisor-franchisee relationship presently exist in many states. We believe that our FDD, and franchising procedures comply in all material respects with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises. We have not elected so sell franchises in certain states where the time and cost associated with registering our FDD in that state is not, in our judgment, justified by current demand for franchises in that state. As of June 30, 2014, we were registered to sell franchises in 25 states.

Other federal, state and local regulation

We are subject to varied federal regulations affecting the operation of our business. We are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various other federal and state laws governing such matters as minimum wage requirements, overtime, fringe benefits, workplace safety and other working conditions and citizenship requirements. A significant number of our clinic service personnel are paid at rates related to the applicable minimum wage, and increases in the minimum wage could increase our labor costs. We are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs. Many of our smaller franchisees will qualify for exemption from the mandatory requirement to provide health insurance benefits because of their small number of employees. The imposition of any requirement that we or our franchisees provide health insurance benefits to our or their employees that are more extensive than the health insurance benefits that we currently provide to our employees or that franchisees may or may not provide, or the imposition of additional employer paid employment taxes on income earned by our employees, could have an adverse effect on our results of operations and financial position. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

We are also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act of 1990 and related federal and state statutes, which generally prohibits discrimination in accommodation or employment based on disability. We may in the future have to modify our clinics to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

We are subject to extensive and varied state and local government regulation affecting the operation of our business, as are our franchisees, including regulations relating to public and occupational health and safety, sanitation, fire prevention and franchise operation. Each franchise clinic is subject to licensing and regulation by a number of governmental authorities, which include zoning, health, safety, sanitation, environmental, building and fire agencies in the jurisdiction in which the franchise is located. We require our franchisees to operate in accordance with standards and procedures designed to comply with applicable codes and regulations. However, ours or our franchisees’ inability to obtain or retain health or other licenses would adversely affect operations at the impacted clinic or clinics. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular clinic. In addition, in order to develop and construct our clinics we need to comply with applicable zoning and land use regulations. Federal and state regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning and land use could delay or even prevent construction and increase development costs of new clinics.

Competition

The chiropractic industry is highly fragmented. According to First Research’s March 2014 report, the top 50 providers of chiropractic services in the United States generate less than ten percent of industry revenue. Our competitors include the approximately 36,000 independent chiropractic offices currently open throughout the United States as well as certain multi-unit operators. We may also face competition from traditional medical practices, outpatient clinics, massage therapists and sellers of devices intended for home use to address back and joint discomfort. Our two largest multi-unit competitors are HealthSource Chiropractic, an insurance-based practice management company which currently operates 442 units and ChiroOne, which currently operates 42 units, both on a franchised basis.

We have identified two competitors who are attempting to duplicate our cash-only, low cost, appointment-free model. Based on publicly available information, these competitors operate five clinics and one clinic respectively as franchises. We anticipate that other direct competitors will join our industry as our visibility, reputation and perceived advantages become more widely known.

We believe the principal areas of competition in our industry include price, convenience, quality and consistency of services provided, comfort and accessibility of clinics and reputation.

Employees

As of October 30, 2014, we had 19 employees, all of whom were employed on a full-time basis. None of our employees are members of unions or participate in other collective bargaining arrangements.

Facilities

Our corporate headquarters are located at 16767 North Perimeter Drive, Suite 240, Scottsdale, Arizona 85260. The term of our lease for this location expires on July 31, 2019. The primary functions performed at our corporate headquarters are financial, accounting, treasury, marketing, operations, human resources, information systems support and legal. As of June 30, 2014, our franchisees operated 215 clinics across 25 states. All of our franchise locations are leased.

Legal Proceedings

We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of October 30, 2014.

Name	Age	Position
John B. Richards(1)(3)	66	Chief Executive Officer and Director
David Orwasher	58	President and Chief Operating Officer
Catherine B. Hall	52	Chief Marketing Officer
John Leonesio(2)(3)	63	Chairman of the Board and Director
William R. Fields(4)	65	Director
Ronald V. DaVella(5)	57	Director
Craig P. Colmar(1)(2)	61	Director
Steven P. Colmar(3)	58	Director
Richard Rees(6)	54	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.
(4)	To be appointed a director and a member of the compensation committee upon completion of this offering.
(5)	To be appointed a director and a member of the audit committee upon completion of this offering.
(6)	To resign as a director upon completion of this offering.

John B. Richards has served as a director since January 1, 2014, and became our Chief Executive Officer in July 2014. From September 2012 to January 2014, Mr. Richards was a consultant to the Joint. Mr. Richards has held a variety of leadership positions in the multi-unit retail industry. From 1987 to 1997, Mr. Richards served in a variety of capacities at Four Seasons Hotels, including executive vice president responsible for North American and European operations. From 1997 to 2001, he served as president of North American operations for Starbucks Coffee Company, during which time it expanded from 500 to 3,000 units. Mr. Richards was also Chief Executive Officer of Elizabeth Arden Red Door Salons from 2001 to 2006, and served as principal and managing director of the New England Consulting Group from 2007 to 2014. Mr. Richards serves as a member of the Board of Directors of Lifetime Fitness, Inc. (NYSE: LTM). He received a B.A. degree from Bucknell University and an M.B.A. degree from the Wharton School at the University of Pennsylvania. We believe that Mr. Richards is qualified to serve on our Board of Directors because of his education and business experience, including his experience with Starbucks Coffee Company.

David Orwasher has been our President and Chief Operating Officer since January 2014. Mr. Orwasher has significant experience in leadership positions in the retail industry. From 1995 to 2000, he was employed by Starbucks Coffee Company in various positions including vice president of development and asset management for the eastern United States. From 2001 to 2003, he served as chief development officer for Cosi, Inc., a multi-unit casual restaurant operator. From 2003 to 2007, Mr. Orwasher was president-retail for Dale and Thomas Popcorn, a division of Popcorn Indiana. From 2007 to 2010, Mr. Orwasher operated his own real estate development company which specialized in strip center and lifestyle center development. He also served as executive vice president of Medifast, Inc., an operator of multi-unit weight control centers from 2010 to 2012. From 2012 until he joined our company, Mr. Orwasher served as a strategy consultant to various companies in the retail and retail franchising industry. Mr. Orwasher received a B.A. degree from Vassar College and a J.D. degree from Pace University School of Law.

Catherine B. Hall joined us as our Chief Marketing Officer in April 2014. Ms. Hall has significant retail, digital, franchise marketing, and advertising agency experience. From 2010 until joining us, Ms. Hall was vice president of store operations, services marketing and e-commerce at PetSmart. From 2009 to 2010, she served as vice president of marketing for Advance Auto Parts, Inc. From 2004 to 2009, she held senior marketing positions at Midas International, one of the largest franchisers in the automobile services market, and at Select Comfort Corporation. Earlier, she held senior management positions at the BBDO and Leo Burnett advertising agencies where she worked on a number of well-known consumer accounts. Ms. Hall received a B.A. degree and a M.B.A. degree from Northwestern University.

John Leonesio is one of our founders and served as our Chief Executive Officer from our founding in 2010 through 2013. Mr. Leonesio has more than 40 years’ experience in the health, wellness and franchise industry. In the 1970s, Mr. Leonesio co-founded Scandinavian Health Spas, growing it from one club to 40 clubs before selling to Bally Health and Fitness in 1985. In 1990, he co-founded The Q, the Sports Club, growing it from one unit to 20 units in five years, before selling it to 24 Hour Fitness. In 2002, Mr. Leonesio founded Massage Envy, which he led from conception to a $300 million operation with more than 800 licenses awarded in six years. After selling Massage Envy in 2008, Mr. Leonesio was a franchise consultant and private investor before joining us as Chief Executive Officer in 2010. We believe that Mr. Leonesio is qualified to serve on our Board of Directors because of his business experience including his experience with Massage Envy and his experience with our company from its founding through the present.

William R. Fields will become a director upon completion of this offering. He is currently Chairman of Fields Texas Limited LLC and Four Corners Sourcing International and is a managing partner of Strategic Brands LLC. Mr. Fields has held a variety of leadership positions in the retail industry, including serving as Chairman and Chief Executive Officer of Factory 2-U Stores, Inc. from 2002 to 2003, President and Chief Executive Officer of Hudson’s Bay Company from 1997 to 1999, and Chairman and Chief Executive Officer of Blockbuster Entertainment Group, a division of Viacom, Inc., from 1996 to 1997. Mr. Fields has also held numerous positions with Wal-Mart Stores, Inc., which he joined in 1971. He left Wal-Mart in March 1996 as President and Chief Executive Officer of Wal-Mart Stores Division and executive vice president of Wal-Mart Stores, Inc. During the past five years, Mr. Fields has served as a director of Lexmark International, E Cigarette International Group, Inc., Graphic Packaging Corporation (from 2005 to 2008), and Sharper Image Corporation (from 2006 to 2008). We believe that Mr. Fields is qualified to serve on our Board of Directors because of his significant experience with retail businesses including Wal-Mart Stores.

Ronald V. DaVella will become a director upon the completion of this offering. Mr. DaVella was an audit partner with Deloitte & Touche LLP from June 1989 to July 2014. Prior to becoming a partner at Deloitte & Touche, Mr. DaVella served as an audit manager and staff accountant from August 1980 to June 1989. He received a bachelor of science degree in accounting from Queens College in 1979 and a masters in business administration degree in finance from Pace University in 1985. Mr. DaVella is a certified public accountant in the State of Arizona. We believe Mr. DaVella is qualified to serve on our Board of Directors because of his significant experience in serving a variety of public and private companies including those in the retail and franchise industries. He has assisted his clients with mergers and acquisitions, operational and financial controls, internal and external reporting, financings and public offerings and filings with the SEC. Mr. DaVella’s strong financial background provides our Board of Directors with financial expertise, including an understanding of financial statements, finance, capital investing strategies and accounting.

Craig P. Colmar is one of our founders and has served as a director and as our Secretary since March 2010. Mr. Colmar has been a partner at Johnson and Colmar, a law firm focusing on business, corporate finance and mergers and acquisitions for over 30 years. At Johnson and Colmar, he has represented clients in over one hundred mergers and acquisitions, ranging in size from several million dollars to over four hundred million dollars, and in numerous private and public debt and equity financings. In 1998, Mr. Colmar served as a member of the group responsible for the creation and public financing of Quanta Services, Inc., which is listed on the New York Stock Exchange; in 2006 Mr. Colmar was a co-founder and member of the group responsible for the creation and public offering of Digital Music Group, Inc., which, before its merger with Orchard Enterprises, was listed on NASDAQ; in 2007, Mr. Colmar was a co-founder and member of the group responsible for the creation and public offering of Trans-India Acquisition Corporation, a special purpose acquisition company which was listed on the American Stock Exchange and of which he served as an officer and director. Mr. Colmar received a B.A. degree in economics from Northwestern University and a J.D. degree from Northwestern University School of Law. We believe Mr. Colmar is qualified to serve on our Board of Directors because of his education and business experience including his experience in mergers and acquisitions.

Steven P. Colmar is one of our founders and has served as a director since March 2010. Since 1999, Mr. Colmar has served as president of Business Ventures Corp., a research and private equity firm. In 1998,

Mr. Colmar served as a co-founder and member of the group responsible for the creation and public financing of Quanta Services, Inc., which is listed on the New York Stock Exchange; in 2006, Mr. Colmar was a co-founder and member of the group responsible for the creation and public offering of Digital Music Group, Inc., which, before its merger with Orchard Enterprises, was listed on NASDAQ; in 2007, Mr. Colmar was a co-founder and member of the group responsible for the creation and public offering of Trans-India Acquisition Corporation, a special purpose acquisition company which was listed on the American Stock Exchange. Mr. Colmar received a B.A. degree in marketing, management and communications from the University of Tulsa. We believe that Mr. Colmar is qualified to serve on our Board of Directors because of his business experience including his experience in corporate finance.

Richard Rees is one of our founders and has served as a director since March 2010. Since 2008, Mr. Rees has been chief operating officer of Business Ventures Corp., a research and private equity firm. From 1991 to 1997, Mr. Rees was a co-founder, general partner and President of Rees-Slaymaker Broadcasting LP, which owned radio station KNNC-FM in Austin, Texas and a co-founder and president of Monarch Broadcasting, Inc., which owned radio station KENZ-FM in Salt Lake City, Utah. In 1997, Mr. Rees formed and operated Rio Bravo Entertainment, an aggregator of digital music. In 2006 Mr. Rees was co-founder and member of the group responsible for the creation and public offering of Digital Music Group, Inc., which, before its merger with Orchard Enterprises, was listed on NASDAQ; Mr. Rees served as vice president of business development for Digital Music Group until 2007. In 2007, Mr. Rees was a co-founder and member of the group responsible for the creation and public offering of Trans-India Acquisition Corporation, a special purpose acquisition company which was listed on the American Stock Exchange. We believe that Mr. Rees is qualified to serve on our Board of Directors because of his business experience, including his experience as an operator of several businesses.

Our executive officers are appointed by our Board of Directors and serve at the Board’s pleasure. With the exception of Craig P. Colmar and Steven P. Colmar, who are brothers, there are no family relationships among any of our directors or executive officers.

Director Independence

We intend to list our common stock on The NASDAQ Global Market in conjunction with this offering, and accordingly, we have used the definition of “independence” of the NASDAQ Stock Market to determine whether our directors are deemed to be independent. Based on that definition, we have determined that Craig P. Colmar and Steven P. Colmar are independent and that upon becoming a director, William R. Fields and Ronald V. DaVella will be independent.

Future Additions to Executive Management

Following completion of this offering, we plan to identify, recruit and add several persons to fill key positions in our management team as we seek to grow and develop our business. We will also seek to add substantially to our number of full-time employees, as discussed in more detail elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Future Revenues and Operating Expenses.”

Board Committees

We have established three standing committees of our Board of Directors: an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. Each of the committees will report to the Board of Directors as they deem appropriate, and as the Board of Directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee oversees our accounting and financial reporting processes and the integrity of our financial statements. The Audit Committee’s responsibilities also include oversight of our internal accounting and financial controls, the qualifications and independence of our independent accountants, and our compliance with legal and regulatory requirements. In addition, the Audit Committee is responsible for reviewing, setting policy and evaluating the effectiveness of our processes for assessing significant risk exposures and the measures that management has taken to minimize such risks. In carrying out these responsibilities, the Audit Committee is charged with, among other things: appointing, replacing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; discussing with our independent registered public accounting firm their independence from management; reviewing with our independent registered public accounting firm the scope and results of their audit; approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; reviewing periodically with our counsel and/or principal regulatory compliance officer any legal and regulatory matters that may have a material adverse effect on our financial statements, operations, compliance policies and programs; reviewing and approving procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; reviewing and approving related person transactions; (9) annually reviewing the Audit Committee charter and the Audit Committee’s performance; and handling such other matters that are specifically delegated to the Audit Committee by our Board of Directors from time to time.

Upon completion of this offering, our Audit Committee will consist of John B. Richards, Craig P. Colmar and Ronald V. DaVella. The SEC and NASDAQ rules require us to have one independent director on the Audit Committee upon the listing of our common stock on The NASDAQ Global Market and a majority of independent directors on the Committee within 90 days after the listing of our stock, with all of the members of the Audit Committee required to be independent directors no later than one year after the listing of our stock. Our Board of Directors has determined that Ronald V. DaVella meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NASDAQ rules but that Messrs. Richards and Colmar do not. We intend to comply with the phase-in of these independence requirements within the times specified. In addition, Mr. DaVella will initially qualify as our “audit committee financial expert,” as that term is defined in the applicable SEC rules.

The written charter for our Audit Committee will be available on our corporate website at www.thejoint.com upon the completion of this offering. The information contained on our website is not part of this prospectus.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for developing and recommending to the Board of Directors criteria for identifying and evaluating candidates for directorships and making recommendations to the full Board regarding candidates for election or reelection to the Board of Directors at each annual stockholders’ meeting. In addition, the Nominating and Governance Committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the Board of Directors concerning corporate governance matters. The Nominating and Governance Committee is also responsible for making recommendations to the full Board concerning the structure, composition and function of the Board of Directors and its committees.

Upon completion of this offering, our Nominating and Governance Committee will consist of John B. Richards, John Leonesio and Steven P. Colmar. The SEC and NASDAQ rules require us to have one independent director on the Nominating and Corporate Governance Committee and a majority of independent directors on the Nominating and Governance Committee within 90 days after the listing of our stock, with all of the members of the Nominating and Governance Committee required to be independent directors no later than one year after the listing of our stock. Our Board of Directors has determined that Mr. Colmar meets the definition of “independent director” for purposes of serving on a nominating and governance committee under applicable SEC and NASDAQ rules but that Messrs. Richards and Leonesio do not. We intend to comply with the phase-in of these independence requirements within the times specified.

The written charter for our Nominating and Governance Committee will be available on our corporate website at www.thejoint.com upon the completion of this offering. The information contained on our website does not constitute a part of this prospectus.

Compensation Committee

The Compensation Committee is responsible for determining the cash compensation and equity compensation of our executive officers. The Compensation Committee is responsible for, among other things: reviewing the respective salaries of our executive officers in light of our goals and objectives relevant to each officer; determining appropriate cash bonuses, if any, for our executive officers; and granting stock options and other awards under our stock option plan to our executive officers and determining the terms, conditions, restrictions and limitations of the options and awards granted.

Upon completion of this offering, our Compensation Committee will consist of William R. Fields, John Leonesio and Craig P. Colmar. The SEC and NASDAQ rules require us to have one independent director on the Compensation Committee member upon the listing of our common stock on The NASDAQ Global Market and a majority of independent directors on the Committee within 90 days after the listing of our stock, with all of the members of the Compensation Committee required to be independent directors no later than one year after the listing of our stock. Our Board of Directors has determined that Mr. Fields meets the definition of “independent director” for purposes of serving on a compensation committee under applicable SEC and NASDAQ rules but that Messrs. Leonesio and Colmar do not. We intend to comply with the phase-in of these independence requirements within the times specified.

The written charter for our Compensation Committee will be available on our corporate website at www.thejoint.com upon the completion of this offering. The information contained on our website does not constitute a part of this prospectus.

Risk Oversight

Our Audit Committee is responsible for overseeing our risk management process. The Audit Committee focuses on our general risk management strategy and the most significant risks facing us and ensures that appropriate risk mitigation strategies are implemented by management. The Audit Committee reports any significant issues to the Board of Directors as part of the Board of Directors’s general oversight responsibility.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Leadership Structure of the Board of Directors

The positions of Chairman of the Board and Chief Executive Officer are presently separated. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board of Directors in its fundamental role of providing advice to and oversight of management. Our Board of Directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as the Board of Directors’ oversight responsibilities continue to grow. While our bylaws and corporate governance guidelines do not require the positions of Chairman and Chief Executive Officer to be separate, our Board of Directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Code of Ethics

We have adopted a general code of ethics which applies to all of our directors, executive officers and employees, and have also adopted an additional code of ethics directed to our executive officers and designated accounting personnel. Copies of these codes will be available on our corporate website www.thejoint.com upon completion of this offering. The information contained on our website does not constitute a part of this prospectus. We will provide copies of our codes of ethics without charge to any person upon request. Such requests should be made in writing to Investor Relations at The Joint Corp., 16767 N. Perimeter, Suite 240, Scottsdale, Arizona 85260.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the total compensation paid or accrued during our last full fiscal year, which ended December 31, 2013, to our Chief Executive Officer and our Chief Operating Officer, who were our only two executive officers during the year:

Name and Principal Positions	Year	Salary	Stock Awards	Option Awards	All Other Compensation	Total
John Leonesio(1) Chief Executive Officer	2013	—	—	—	$232,833	$232,833
Ronald Record(2) Chief Operating Officer	2013	$205,000	—	—	—	$205,000

(1)	Mr. Leonesio served as our Chief Executive Officer under contract with his business, United Club Services, LLC. During 2013, we made payments totaling $232,833 to United Club Services, LLC, of which $157,000 was paid for Mr. Leonesio’s service as our Chief Executive Officer and as a member of our Board of Directors, $60,000 was paid on a pass-through basis for the services as our controller of an employee of United Club Services, LLC, and $15,833 was paid to reimburse United Club Services, LLC for Mr. Leonesio’s health insurance premiums.
(2)	Mr. Record resigned as Chief Operating Officer in April 2014. Under the terms of Mr. Record’s separation agreement, we agreed to make a payment to him of $100,000 contingent upon the successful completion of this offering.

We entered into an employment agreement with David Orwasher in December 2013, pursuant to which Mr. Orwasher became our President and Chief Operating Office as of January 1, 2014, with a base salary of $310,000 per year. We entered into an employment term sheet with John Richards in December 2013, pursuant to which Mr. Richards became our Chief Executive Officer in July 2014, and, following completion of this offering, we will enter into an employment agreement with Mr. Richards pursuant to which he will receive a base salary of $400,000 per year. Since January 1, 2014, Mr. Richards has received consulting fees at the rate of $75,000 per year pending his full-time employment following completion of this offering. We do not have employment agreements with any other executive officers, but we have entered into an employment term sheet with Catherine B. Hall which outlines her base salary, bonus opportunity and incentive equity grants. See “Employment Agreements and Change in Control Arrangements.” There were no stock options or other equity awards outstanding as of December 31, 2013.

Employment Agreements and Change in Control Arrangements

David Orwasher’s employment agreement provides that, in addition to his base salary, he may earn incentive compensation of up to 50% of his base salary based on his achievement of performance objectives agreed to with our Board of Directors. In connection with his employment, Mr. Orwasher received incentive stock options for 166,875 shares at an exercise price of $1.20 per share and a restricted stock award of 166,875 shares of our common stock. Our Board of Directors determined that the fair market value of a share of our common stock on the date of the stock option grant and restricted stock award to Mr. Orwasher was $1.20 per share. 66,750 shares of Mr. Orwasher’s stock options and 66,750 shares of his restricted stock award vest over a 48 month period in consecutive monthly installments beginning on the date of grant. 100,125 shares of Mr. Orwasher’s stock options and 100,125 shares of his restricted stock award begin to vest upon the completion of this offering: 50% of the shares vest in equal monthly installments over the 12-month period beginning on the completion of this offering; 30% of the shares vest in equal monthly installments over the 12-month period beginning on the first anniversary of the completion of this offering; and 20% of the shares will vest in equal monthly installments over the 12-month period beginning on the second anniversary of the conclusion of this offering.

Mr. Orwasher’s employment agreement provides that if his employment is terminated following a change in control for any reason other than his death, his permanent disability or “cause” (as that term is defined in the employment agreement), he will receive his base salary for a period of nine months following the date that his employment terminates and all of his unvested stock options and shares of restricted stock will immediately vest and, in the case of his stock options, remain exercisable for a period of 90 days following the date that his employment terminates. If we participate in a “business combination” (as that term is defined in the employment agreement) in which the aggregate consideration received by us or our stockholders exceeds $30 million, then that number of Mr. Orwasher’s 166,875 stock options and 166,875 restricted shares will vest such that the percentage of vested options and shares will equal the same percentage as the amount of consideration received by us or our stockholders in the business combination in excess of $30 million bears to $120 million.

In connection with our entering into the employment term sheet with Mr. Richards, he received a restricted stock award of 400,500 shares. Our Board of Directors determined the fair market value of a share of our common stock on the date of the restricted stock award to Mr. Richards was $1.20 per share. 66,750 shares of Mr. Richards’ restricted stock award vest over a 48-month period in consecutive monthly installments beginning on the date of grant. 333,750 shares of Mr. Richards’ restricted stock award will vest begin to vest upon the completion of this offering: 50% of the shares vest in equal monthly installments over the 12-month period beginning on the completion of this offering; 30% of the shares vest in equal monthly installments over the 12-month period beginning on the first anniversary of the completion of this offering; and 20% of the shares will vest in equal monthly installments over the 12-month period beginning on the second anniversary of the conclusion of this offering.

Mr. Richards’ restricted stock agreement provides that that if his employment is terminated following a change in control for any reason other than his death, his permanent disability or “cause” (as that term is defined in the restricted stock agreement), all of his unvested shares will vest following the termination of his employment. If we participate in a “business combination” (as that term is defined in the restricted stock agreement) in which the aggregate consideration received by us or our stockholders exceeds $30 million, then that number of Mr. Richards’ 400,500 restricted shares will vest such that the percentage of vested shares will equal the same percentage as the amount of consideration received by us or our stockholders in the business combination in excess of $30 million bears to $120 million.

We anticipate that the employment agreement that we will enter into with Mr. Richards upon completion of this offering will provide that he may earn incentive compensation of up to 50% of his base salary based on his achievement of performance objectives agreed to with our Board of Directors and that if his employment is terminated following a change in control for any reason other than his death, his permanent disability or “cause” (as that term is defined in the employment agreement), he will receive his base salary for a period of nine months following the date that his employment terminates.

Under our employment term sheet with Ms. Hall, she receives a base salary of $195,000 per year, with the opportunity to earn a bonus equal to 40% of her base salary. In connection with her employment, Ms. Hall received options to purchase 71,200 shares of our common stock at an exercise price per of $2.02 per share, which our Board of Directors determined was the fair market value of a share of our common stock on the date of the grant to Ms. Hall. Ms. Hall’s options will vest and become immediately exercisable in the event of a change of control.

Director Compensation

Each director who is not an employee of ours will receive a fee of $36,000 per year, plus $1,000 per committee meeting attended. Each director who is an employee of ours will not receive any additional compensation for serving as director. All of our directors will be reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or any of its committees and for other expenses reasonably incurred in their capacity as directors. Each non-employee director who will be joining the Board of Directors upon the completion of this offering will be granted an option to purchase 25,000 shares of our common stock upon the director’s initial election to the Board of Directors. These options will vest in full on the first anniversary of their grant. Thereafter, all non-employee directors who have served on our board of directors for the preceding six months will be granted an option to purchase not more than 2,500 shares of our common stock on the first day of each calendar quarter. These options will vest in full on the grant date. All options granted to directors will have an exercise price per share equal to the closing price of a share of our stock on the grant date, and may be exercised at any time after they become vested (and prior to the expiration of their 10-year term). See “— 2014 Plan.” Non-employee directors received directors’ fees of $1,000 per month during 2013.

Compensation Plans

2014 Plan

Our Board of Directors adopted and our stockholders approved the 2014 Incentive Stock Plan (the “2014 Plan” or “plan”) in May 2014 to replace our 2012 Stock Plan (the “2012 Plan”). The 2014 Plan provides for the grant of stock options, stock appreciation rights (“SARs”) (either alone or in tandem with stock options), shares of restricted stock, and restricted stock units (“RSUs”) (all of these types of grants collectively, “awards”). Stock options may be of two types: (i) incentive stock options (“ISOs”) intended to satisfy the requirements of section 422 of the Internal Revenue Code and (ii) nonstatutory stock options (i.e., options that do not qualify for special treatment under the Internal Revenue Code). ISOs may be granted only to our employees. All of the other awards may be granted to our employees, directors and consultants.

Number of Shares of Common Stock Issuable under the 2014 Plan.  The maximum total number of shares of common stock for which awards may be granted under the 2014 Plan is 1,513,000 shares. No person eligible for an award under the 2014 Plan may receive an award in any calendar year for more than 50,000 shares in the case of stock options and SARs and 50,000 shares in the case of shares of restricted stock and RSUs.

Administration of the 2014 Plan.  The 2014 Plan is administered by a committee of our Board of Directors (the “Committee”). The Committee is required to consist of two or more directors, all of whom are (i) “non-employee” directors as defined in Rule 16b-3 under the Securities Exchange Act of 1934, (ii) “independent directors” under the applicable listing standards of The NASDAQ Global Market, and (iii) “outside directors” under §162(m) of the Internal Revenue Code. Unless the Board designates a different committee, the Compensation Committee of the Board will serve as the Committee (as long as all of the members of the Compensation Committee qualify).

Subject to the terms of the 2014 Plan, the Committee has the authority to select the eligible persons to whom awards are to be granted and to determine the time, type, number of shares, vesting, restrictions, limitations and other terms and conditions of each award.

Options and SARs.  The 2014 Plan permits the award of options to purchase shares of our common stock and the award of SARs. An SAR entitles the holder to receive the appreciation in value over a specified period of the number of shares of our common stock for which the SAR is awarded. The holder of the SAR receives in settlement of the SAR an amount (either in cash or shares of our stock, or a combination of the two) equal to the excess of the fair market value of a share of our stock on the date of exercise of the SAR over the base price of the SAR, multiplied by the SAR’s number of shares.

The Committee determines the exercise price of each option or SAR granted under the 2014 Plan, but the exercise price per share may not be less than the closing price of a share of our common stock on the date of grant. The term of an option or SAR may not exceed 10 years, except in the case of an ISO granted to any employee who owns 10% of the voting power of all classes of our outstanding capital stock. In that case, the term may not exceed five years and the exercise price per share must be at least 110% of the closing price of a share of our common stock on the date of grant. In addition, to the extent that the aggregate fair market value of the underlying shares of all ISOs that become exercisable by an individual for the first time in any calendar year exceeds $100,000, the options will be treated as nonstatutory stock options.

Any unvested portion of an option or SAR expires on termination of employment, except if termination is due to death, in which case the option or SAR becomes fully vested. A terminated recipient may exercise the vested portion of his or her option or SAR for the period of time stated in the award agreement. Generally, the option or SAR will remain exercisable for 30 days following termination. In no event, however, may any option or SAR be exercised later than the expiration of its term.

As of June 30, 2014, 71,200 options to purchase our common stock at a weighted average $2.02, subject to vesting and other conditions were outstanding.

Restricted Stock and RSUs.  Our 2014 Plan permits the award of restricted shares and RSUs. An award of restricted shares is an award of shares of our common stock, subject to vesting requirements, restrictions on transfer and other terms and conditions as the Committee determines. An RSU award entitles the holder to receive a payment (either in cash or shares of our stock, or a combination of the two) equal to the value of a share of our common stock at the time of payment multiplied by the number of shares subject to the award.

Option Grants to Outside Directors.  Our 2014 Plan provides for the automatic grant on the first day of each calendar quarter to each non-employee director who has served on our board of directors for the preceding six months, of a nonstatutory stock option for not more than 2,500 shares at an exercise price per share equal to the closing price of a share of our common stock on the grant date. These options vest in full on the grant date, have a term of 10 years and may be exercised at any time after they become vested (and prior to the expiration of their 10-year term).

Transferability of Awards.  Unless otherwise determined by the Committee, options, SARs, unvested restricted shares and RSU awards generally may not be transferred. After vesting, restricted shares may still remain subject to restrictions on transfer under applicable securities laws and any restrictions imposed by the award agreement.

Adjustments upon Change in Control.  Our 2014 Plan provides that in the event of a change in control as defined in the plan, all outstanding unvested stock options, SARs and RSU awards will immediately vest and become exercisable and all restrictions on the shares underlying restricted stock awards will lapse.

Amendment and Termination of the 2014 Plan.  Our 2014 Plan will automatically terminate in 2024, unless we terminate it sooner. In addition, our Board of Directors has the authority to amend, suspend or terminate the 2014 Plan provided it does not impair the rights of the holder of any outstanding award. Any amendment to the 2014 Plan that would materially increase the number of shares of our common stock for which awards may be granted requires the approval of our stockholders.

2012 Plan

Our Board of Directors adopted the 2012 Stock Plan (the “2012 Plan”) in November 2012, and our stockholders approved the plan in December 2012. The 2012 Plan was subsequently amended and then replaced by our 2014 Plan, although the plan remains in effect for the administration of awards made prior to its replacement by the 2014 Plan. As of June 30, 2014, awards under both plans consisted, in the aggregate, of 567,375 shares of restricted stock and options to purchase 271,895 shares of our common stock at a weighted-average exercise price per share of $1.20, subject to vesting and other conditions.

Limitations on Directors’ Liability and Indemnification

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except for any of the following:

•	any breach of their duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	payments of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law; or
•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers and, in certain cases, our employees and agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her actions.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or officer or at our request.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. There is no pending litigation or proceeding involving any of our directors, officers, employees or agents. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification by a director, officer, employee or agent.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Our Formation and Organization

We were incorporated in Delaware on March 10, 2010. The following individuals and entities collectively acted as our co-founders and collectively received 163,763 shares of our common stock in connection with our formation:

Co-Founder	Shares
Dr. Fred Gerretzen	44,500
Charles Barnwell	588
United Club Services, LLC(1)	25,187
Todd Welker	25,187
C.H. Media(2)	8,972
The Austin Trust(3)	24,721
Craig Colmar	17,304
Richard Rees	17,304

(1)	John Leonesio is the sole member of United Club Services, LLC; all of the shares subscribed for by United Club Services, LLC were subsequently transferred to LTLx2, LLC, a limited liability company of which Mr. Leonesio is the sole member.
(2)	Barbara Holland is the sole proprietor of C.H. Media.
(3)	Steven P. Colmar is the trustee of The Austin Trust.

Transactions Involving Certain Officers, Directors and Stockholders

Commencing on March 10, 2010, we have paid a management fee of $6,000 per month to Business Ventures Corp. pursuant to an informal arrangement whereby Business Ventures Corp. provides general management consulting services to us as we request from time to time. Pursuant to this arrangement, we have received management consulting services from Business Ventures Corp. on matters including corporate governance, our financing needs, personnel, including staffing and compensation strategies, our geographic growth strategies, shareholder relations, franchisee relations and our marketing and public relations strategies. In addition, Business Ventures Corp.’s representatives arranged the initial $1.0 million investment made by our preferred stockholders. This arrangement is terminable by either party without notice or penalty and will be terminated upon the completion of this offering. Steven P. Colmar is a shareholder of Business Ventures Corp., and Steven P. Colmar and Richard Rees are officers of Business Ventures Corp. Steven P. Colmar, Richard Rees and Craig P. Colmar each have received $2,000 per month from the management fee paid to Business Ventures Corp.

On March 24, 2010, we completed the purchase of substantially all of the assets of The Joint Franchise Company, LLC in exchange for 14,240 shares of our common stock. Dr. Fred Gerretzen beneficially owned 50% of the membership interests of The Joint Franchise Company, LLC.

Craig Colmar is a partner in Johnson and Colmar, which is representing the Company in connection with this offering. We anticipate that the fees to be paid to Johnson and Colmar for its representation of the Company in this offering will be approximately $180,000. For the years ended December 31, 2013, and December 31, 2012, Johnson and Colmar received fees of $30,022 and $16,384, respectively.

Consulting Agreements

John Richards has served as a consultant to the company since January 1, 2014, when he was elected to our Board of Directors. Mr. Richards receives an annual consulting fee of $75,000. Mr. Richards will become an employee of the company upon the completion of this offering at which time his consulting arrangement and consulting fee will terminate. See “Executive Compensation.” Since resigning as our Chief Executive Officer in January, 2014, Mr. John Leonesio, who then became our non-executive Chairman of the Board of Directors, serves as a consultant to the Company and receives an annual consulting fee of $90,000. Upon completion of this offering, Mr. Leonesio’s consulting arrangement and consulting fees will terminate.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer.

Procedures for Approval of Related Party Transactions

The Board of Directors has adopted a written policy requiring certain transactions with related parties to be approved in advance by the Audit Committee. For purposes of this policy, a related party includes any director or executive officer or an immediate family member of any director or executive officer. The transactions subject to review include any transaction, arrangement or relationship (or any series of similar transactions, arrangements and relationships) in which (i) we or one of our subsidiaries will be a participant, (ii) the aggregate amount involved exceeds $100,000 and (iii) a related party will have a direct or indirect interest. In reviewing proposed transactions with related parties, the Audit Committee will consider the benefits to us of the proposed transaction, the potential effect of the proposed transaction on the director’s independence (if the related party is a director), and the terms of the proposed transaction and whether those terms are comparable to the terms available to an unrelated third party or to employees generally. There were no transactions during 2013 that required the Audit Committee’s approval (or would have required the Audit Committee’s approval if the policy had been in place at the time).

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of October 30, 2014, by the following individuals or groups:

•	each person or entity whom we know beneficially own more than 5% of our outstanding shares of common stock;
•	each of our named executive officers and other executive officers;
•	each of our directors and director nominees; and
•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities in question. Except as otherwise indicated, and subject to applicable community property laws in the case of married stockholders, the persons and entities named in the following table have sole voting and investment power over all of the shares of our common stock held by them. The shares of common stock issuable under a stock option or warrant that is currently exercisable or are exercisable within 60 days after October 30, 2014, are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of the holder of the stock option or warrant but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Similarly, the shares of restricted stock that are currently vested or will vest within 60 days after October 30, 2014, are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of the holder of the restricted stock award but are not treated as outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each stockholder listed in the following table is c/o The Joint Corp., 16767 North Perimeter Drive, Suite 240, Scottsdale, Arizona 85260.

The percentage ownerships shown in the “Before Offering” column of the following table were determined on the basis of 4,833,821 shares of our common stock and 25,000 shares of our Series A Preferred Stock outstanding as of October 30, 2014 (including for this purpose shares of restricted stock that had vested). The percentage ownership shown in the “After Offering” column of the following table is based on 9,168,821 shares of our common stock outstanding after the offering, assuming the sale of 3,000,000 shares and that all shares of our Series A Preferred Stock were converted into 1,335,000 shares of our common stock. The table assumes that none of the listed persons or entities will purchase any shares of our common stock in the offering.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Shares Outstanding
		Before Offering	After Offering
Named Executive Officers, Other Executive Officers, Directors and Director Nominees:
John Leonesio(1)	775,610	16.0%	8.4%
John B. Richards(2)	44,518	*	*
David Orwasher(3)	41,482	*	*
Ronald Record(4)	271,005	5.6%	2.9%
Catherine B. Hall(5)	4,450	*	*
Craig P. Colmar	519,102	10.7%	5.6%
Steven P. Colmar(6)	593,327	12.3%	6.4%
Richard Rees	519,101	10.6%	5.6%
William R. Fields	—	—	—
Ronald V. DaVella	—	—	—
All directors, director nominees and current executive officers as a group (10 persons)	2,708,125	57.0%	29.5%
5% Stockholders
Dr. Fred Gerretzen(7)	1,762,200	32.8%	18.2%
Barbara Holland(8)	269,136	5.6%	2.9%
Don A Sanders(9)	267,000	5.2%	2.9%
Don Sanders 2003 Children’s Trust(10)	267,000	5.2%	2.9%
Todd Welker(11)	377,805	7.8%	4.1%

*	Less than 1% of our outstanding shares of common stock.
(1)	The shares shown as beneficially owned by Mr. Leonesio are held by LTLx2, LLC, a limited liability company of which Mr. Leonesio is the sole member.
(2)	The shares shown as beneficially owned by Mr. Richards consist of shares of restricted stock that have vested or will vest within 60 days after October 30, 2014.
(3)	The shares shown as beneficially owned by Mr. Orwasher consist of shares of restricted stock that have vested or will vest within 60 days after October 30, 2014 and shares of stock issuable under stock options that are exercisable or will become within 60 days after October 30, 2014.
(4)	Mr. Record’s address is 21426 North 78th Street, Scottsdale, Arizona 85255.
(5)	The shares shown as beneficially owned by Ms. Hall consist of shares of stock issuable under stock options that are exercisable or will become exercisable within 60 days of October 30, 2014.
(6)	The shares shown as beneficially owned by Mr. Colmar are held by The Austin Trust dated January 1, 2006, of which Mr. Colmar is the Trustee.
(7)	The shares shown as beneficially owned by Dr. Gerretzen include 427,200 shares held by The Joint Franchise Co., LLC, a limited liability company which is wholly-owned by The Joint Interest Holder Trust, of which Dr. Gerretzen is the trustee. The shares also include 534,000 treasury shares subject to a purchase option that is immediately exercisable. Dr. Gerretzen’s address is 3173 Laramie Drive, Atlanta, Georgia 30339.
(8)	The shares shown as beneficially owned by Ms. Holland are held by C.H. Media, of which Ms. Holland is the sole proprietor. Ms. Holland’s address is 11433 North 43rd Street, Scottsdale, Arizona 85260.
(9)	The stockholder’s address is c/o Sanders Morris Harris Group, Inc., JP Morgan Chase Tower, 600 Travis, Suite 5800, Houston, Texas 77002. The shares held are 5,000 shares of Series A Preferred Stock, which are convertible into 267,000 shares of common stock.
(10)	The stockholder’s address is c/o Don Wier, Sanders Morris Harris Group, Inc., JP Morgan Chase Tower, 600 Travis, Suite 5800, Houston, Texas 77002. Donald V. Wier is the trustee of the stockholder and directs the investments for the stockholder. The shares held are 5,000 shares of Series A Preferred Stock, which are convertible into 267,000 shares of common stock.
(11)	Mr. Welker’s address is 9431 E. Hillery Way, Scottsdale, Arizona 85260.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

As of October 30, 2014, our authorized capital stock consisted of 20,000,000 shares of common stock, par value $0.001 per share, of which 4,833,821 are outstanding, and 50,000 shares of preferred stock, par value $0.001 per share, 25,000 of which are outstanding and convertible into 1,335,000 shares of our common stock. Upon completion of this offering, there will be 9,168,821 shares of common stock outstanding and no shares of preferred stock outstanding, in each case, after giving effect to the dividend of 0.78 shares of common stock for each share of common stock outstanding as of September 15, 2014, which occurred on September 17, 2014. The following description of our capital stock is only a summary and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Delaware law.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of common stock may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, common stockholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding, the common stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Common stockholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

Preferred Stock

The Board of Directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the Board of Directors determines the specific rights of the holders of such preferred stock. However the effects might include, among other things:

•	impairing the dividend rights of the common stock;
•	diluting the voting power of the common stock;
•	impairing the liquidation rights of the common stock; and
•	delaying or preventing a change in our control without further action by the stockholders.

Our certificate of incorporation, as amended, authorizes the issuance of 50,000 shares of preferred stock, of which, 25,000 shares, designated as “Series A Preferred Stock,” are issued and outstanding. The Board of Directors approved a certificate of designations, preferences and rights of our Series A Preferred Stock, which specifies that the Series A Preferred stock shall rank senior to our common stock, shall have a liquidation preference ahead of our common stock, shall be convertible at the option of holders of Series A Preferred Stock, into our common stock at a conversion price of $40.00 per share (subject to adjustment), shall have anti-dilution protection, shall have voting rights on all matters on an “as-converted” basis, shall have the right to receive dividends on an “as converted” basis, shall have preemptive rights to purchase additional securities issued by us, and shall have specific class voting rights with respect to certain corporate actions. As of June 30, 2014, each share of our Series A Preferred Stock is convertible into 53.4 shares of our common stock. All holders of our preferred stock have elected to convert their preferred stock into common stock upon completion of this offering.

Options and Restricted Stock

As of October 30, 2014, (i) options to purchase a total of 200,695 shares of our common stock were outstanding under our 2012 Plan, (ii) options to purchase a total of 71,200 shares of our common stock were outstanding under our 2014 Plan, (iii) options to purchase 534,000 shares of our common stock currently held in treasury were granted pursuant to a contractual arrangement, and (iv) 567,375 shares of restricted stock were awarded under our 2012 Plan. No additional options or other awards will be granted under our 2012 Plan, which has been replaced by our 2014 Plan. As of October 30, 2014, 673,730 shares of our common stock were available for issuance under our 2014 Stock Plan.

Representatives’ Warrants

As of October 30, 2014, no warrants to purchase shares of common stock were outstanding. Upon completion of this offering, the Representatives will receive warrants for the purchase of 90,000 shares of our common stock (assuming the sale of 3,000,000 shares). Please refer to the section entitled “Underwriting — Representatives’ Warrants.”

Registration Rights

The Representatives will be entitled to “piggy-back” and demand registration rights in connection with the warrants described above, provided that such demand registration rights will expire after four years from the date of effectiveness in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggy-back registration right provided will expire after six years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants, other than underwriting commissions incurred and payable by the holder. For a further description of these rights, please refer to the section entitled “Underwriting — Representatives’ Warrants.”

Anti-Takeover Provisions

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	the acquisition of us by means of a tender offer;
•	acquisition of control of us by means of a proxy contest or otherwise; and
•	the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our Board of Directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law.  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by our Board of Directors in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Stockholder Meetings.  Under our bylaws, only the Board of Directors, the Chairman of the Board, the Chief Executive Officer and the President may call special meetings of stockholders.

No Cumulative Voting.  Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock.  The authorization of undesignated preferred stock makes it possible for the Board of Directors without stockholder approval to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Amendment of Provisions in the Certificate of Incorporation.  The certificate of incorporation will generally require the affirmative vote of the holders of at least two-thirds of the outstanding voting stock in order to amend any provisions of the certificate of incorporation concerning:

•	the required vote to amend the certificate of incorporation;
•	management of the business by the Board of Directors;
•	calling of a special meeting of stockholders;
•	number of directors and structure of the Board of Directors;
•	removal and appointment of directors;
•	director nominations by stockholders;
•	personal liability of directors to us and our stockholders; and
•	indemnification of our directors, officers, employees and agents.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The telephone number of Continental Stock Transfer & Trust Company is (212) 509-4000.

Stock Market Listing

We have applied to have our shares of common stock listed on The NASDAQ Global Market under the symbol “JYNT.” No assurance can be given that our application will be approved.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and impair our ability to raise equity capital in the future. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales will have on the market price of our common stock prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Upon completion of this offering, we will have 9,168,821 shares of common stock outstanding. Of these shares of common stock, the 3,000,000 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an “affiliate” of ours, as that term is defined in Rule 144, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 6,168,821 shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market (after the expiration of the lock-up agreements described below) only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

As a result of the lock-up agreements described below under the “Underwriting” section and the provisions of Rules 144 and Rule 701 promulgated under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows:

•	no shares will be eligible for sale on the date of this prospectus; and
•	shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly described below under the “Underwriting” section, beginning one year after the date of this prospectus, subject to certain exceptions.

Rules 144 and 701

In general, under Rule 144, as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding which will equal to approximately shares immediately after this offering; and
•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate of The Joint, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions. Any employee, officer, director or consultant who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. However, in this offering     % of Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of the underwriters.

Registration Rights

We have granted “piggy-back” and demand registration rights in connection with the warrants to purchase shares of our common stock issued to the Representatives. Shares registered under such registration statement will be available for sale in the open market upon the effectiveness of the registration, subject to FINRA lock-up requirements. For a further description of these rights, please refer to the section entitled “Underwriting — Representatives’ Warrants.”

Form S-8 Registration Statement

Following the closing of this offering, we will file a registration statement on Form S-8 registering the 1,513,000 shares of our common stock issuable pursuant to stock options, SARs, restricted stock, and RSUs granted or awarded under our 2014 and 2012 Plans. Shares registered under such registration statement will be available for sale in the open market upon the effectiveness of the registration, subject to Rule 144 volume limitations and any applicable lock-up agreements. As of June 30, 2014, (i) options to purchase a total of 200,695 shares of our common stock were outstanding under our 2012 Plan, (ii) options to purchase a total of 71,200 shares of our common stock were outstanding under our 2014 Plan, and (iii) 576,375 shares of restricted stock were awarded under our 2012 Plan. No additional options or other awards will be granted under our 2012 Plan, which has been replaced by our 2014 Plan. As of June 30, 2014, 673,730 shares of our common stock were available for issuance under our 2014 Stock Plan.

UNDERWRITING

Roth Capital Partners, LLC and Feltl and Company, Inc. are acting as the joint book-running managers of the offering and as representatives of the underwriters named below, or the Representatives. Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share set forth on the cover page of this prospectus, less the underwriting discounts and commissions, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Roth Capital Partners, LLC
Feltl and Company, Inc.
Sanders Morris Harris Inc.
Total

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option.  We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of additional shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discounts and commissions. If this option is exercised in full, the total net proceeds, before expenses, to us will be $32,085,000.

Discounts.  The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $     per share. After the initial offering, the public offering price and concession to dealers may be changed.

We have also agreed to pay the Representatives’ expenses relating to the offering, including, but not limited to, expenses and disbursements relating to the registration, qualification or exemption of securities offered under state securities laws, or “blue sky” laws; reasonable fees and expenses of the Representatives’

counsel; expenses related to travel and due diligence meetings for the investment community and other expenses in connection with the delivery of the preliminary and final prospectus. In addition, we have agreed to pay to the Representatives of the underwriters accountable expenses in an amount not to exceed $250,000.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $850,432.

Lock-Up Agreements.  Pursuant to certain “lock-up” agreements with Feltl and Company, Inc., we, our executive officers and directors, and substantially all of our stockholders have agreed, for a period of one year from the date of the final prospectus pertaining to the offering and subject to certain specified limited exceptions, not to offer, sell, contract to sell, pledge, or otherwise dispose of, or hedge or enter into any other arrangement that transfers, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of Feltl and Company, Inc. Feltl and Company, Inc. may, in its sole discretion, at any time, release any of the securities subject to these lock-up agreements, which, in the case of officers and directors, shall be with certain notice.

NASDAQ Listing.  We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol “JYNT.”

Electronic Offer, Sale and Distribution of Shares.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Determination of the Initial Public Offering Price.  Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the Representatives of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

•	the information included in this prospectus and otherwise available to the Representatives;
•	the valuation multiples of publicly traded companies that the Representatives believe to be comparable to us;
•	our financial information;
•	our prospects and the history and the prospectus of the industry in which we compete;
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•	the present state of our development; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or common stock or preventing or retarding a decline in the market price of our shares or common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Passive market making.  In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Representatives’ Warrants.  We have agreed to issue the Representatives warrants to purchase up to 90,000 shares of common stock, which is 3% of the shares sold in this offering, excluding the over-allotment option, as additional consideration. The warrants are exercisable at $12.50 per share (125% of the initial public offering price (assuming the sale of 3,000,000 shares at $10.00 per share, the midpoint of the price range set forth on the cover of this prospectus)), commencing on a date which is one year from the effective date of this offering under this prospectus and expiring four years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants and the shares of common stock underlying the warrants have been deemed compensation by FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Representatives (or permitted assignees under the Rule) will not transfer the warrants or the securities underlying the warrants except in accordance with applicable securities regulations. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right will have a duration of no more than four years from the date of effectiveness in compliance with FINRA Rule 5110(f)(2)(G)(iv) if and when we are eligible to use a registration statement on Form S-3. The piggy-back registration right provided will have a duration of no more than six years from the date of effectiveness in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants, other than underwriting commissions incurred and payable by the holder. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal.  We have granted Feltl and Company, Inc. the right of first refusal to act, for a period of twelve months from the effectiveness or commencement of sales of this offering, at a minimum, as a co-lead manager and/or co-placement agent with at least 50% of the gross economics for any and all future public or private debt offerings by us occurring or commencing during such twelve-month period. The terms of any such engagement will be negotiated between us and Feltl and Company, Inc.

Other Relationships.  Certain of the underwriters and their affiliates have provided, and may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive customary fees. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan), or the PRC. The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC, or Prospectus Directive, as implemented in Member States of the European Economic Area, each, a Relevant Member State, from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);
(c)	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or
(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers, or AMF. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005, or the “Prospectus Regulations.” The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or CONSOB) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998, or Decree No. 58, other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999, or Regulation no. 1197l, as amended, or Qualified Investors; and
•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended, or the FIEL, pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom, and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended, or FSMA) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.

This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, or FPO, (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Johnson and Colmar, Bannockburn, Illinois. As of the date of this prospectus, certain individual attorneys of this firm beneficially own an aggregate of 519,101 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York.

EXPERTS

The financial statements of The Joint Corp. as of December 31, 2013 and 2012 and for each of the years in the two-year period ended December 31, 2013 have been included in this prospectus in reliance upon the report of EKS&H, LLLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, see the registration statement and the exhibits and schedules thereto. Any document we file may be read and copied at the Commission’s public reference room at 100 F Street, NE, Washington, D.C. 20549, on official business days during the hours of 10 a.m. to 3 p.m. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission are also available to the public from the Commission’s website at http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission’s public reference rooms, and the website of the Commission referred to above.

THE JOINT CORP.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders’ of
The Joint Corp.
Scottsdale, Arizona

We have audited the accompanying consolidated balance sheets of The Joint Corp. as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Joint Corp. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements, the 2013 financial statements have been restated to correct the earnings per share disclosure.

/s/ EKS&H LLLP

July 11, 2014 (except as to Note 9 which is dated August 21, 2014 and Note 1 which is dated September 19, 2014)
Denver, Colorado

The Joint Corp. and Subsidiary

Consolidated Balance Sheets

					Pro Forma*
	December 31,		June 30,		December 31, 2013	June 30, 2014
	2013	2012	2014	2013
	(audited)	(audited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS
Cash	$3,516,750	$3,565,592	$3,260,666	$3,794,094	$3,516,750	$3,260,666
Restricted cash	58,786	76,076	116,333	33,214	58,786	116,333
Accounts receivable, net	394,655	106,898	261,112	454,555	394,655	261,112
Prepaid income taxes	0	300,000	63,499	317,772	0	63,499
Note receivable – current portion	25,929	10,354	26,716	11,752	25,929	26,716
Prepaid expenses	23,729	48,969	7,704	16,822	23,729	7,704
Deferred franchise costs – current portion	939,750	1,179,850	1,158,300	981,850	939,750	1,158,300
Deferred tax asset – current portion	701,200	769,800	797,786	742,473	701,200	797,786
Other current assets	0	21,829	133,274	101,895	0	133,274
TOTAL CURRENT ASSETS	5,660,799	6,079,368	5,825,390	6,454,427	5,660,799	5,825,390
PROPERTY AND EQUIPMENT, net	400,267	229,580	854,055	207,726	400,267	854,055
OTHER ASSETS
Note receivable, net of current portion	59,269	79,646	45,711	80,982	59,269	45,711
Note receivable – related party	21,750	21,750	21,750	21,750	21,750	21,750
Deferred franchise costs, net of current portion	2,283,000	2,028,050	2,035,750	2,470,750	2,283,000	2,035,750
Deferred tax asset, net of current portion	1,265,700	644,800	1,265,702	644,800	1,265,700	1,265,702
Deposits and other assets	77,650	16,964	77,650	2,650	77,650	77,650
TOTAL OTHER ASSETS	3,707,369	2,791,210	3,446,563	3,220,932	3,707,369	3,446,563
TOTAL ASSETS	$9,768,435	$9,100,158	$10,126,008	$9,883,085	$9,768,435	$10,126,008

The accompanying notes are an integral part of these Consolidated Financial Statements.

The Joint Corp. and Subsidiary

Consolidated Balance Sheets

					Pro Forma*
	December 31,		June 30,		December 31, 2013	June 30, 2014
	2013	2012	2014	2013
	(audited)	(audited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable and accrued expenses	$226,757	$101,363	$717,856	$272,648	$226,757	$717,856
Co-op funds liability	54,133	44,774	33,625	32,729	54,133	33,625
Payroll liabilities	128,370	70,324	178,059	50,375	128,370	178,059
Marketing fund deferred revenue	4,652	31,302	82,707	0	4,652	82,707
Income taxes payable	419,297	0	0	0	419,297	0
Deferred revenue – current portion	2,756,250	3,186,750	3,204,500	2,641,750	2,756,250	3,204,500
TOTAL CURRENT LIABILITIES	3,589,459	3,434,513	4,216,747	2,997,502	3,589,459	4,216,747
DEFERRED RENT AND TENANT ALLOWANCE	0	0	541,962	0	0	541,962
DEFERRED REVENUE, NET OF CURRENT PORTION	7,252,084	6,762,417	6,617,584	7,821,084	7,252,084	6,617,584
OTHER LIABILITIES	147,753	39,724	204,300	87,643	147,753	204,300
TOTAL LIABILITIES	10,989,296	10,236,654	11,580,593	10,906,229	10,989,296	11,580,593
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ DEFICIT
Series A preferred stock, $0.001 par value; 50,000 shares authorized, 25,000 issued and outstanding, aggregate liquidation preference of $1,000,000	25	25	25	25	—	—
Common stock, $0.001 par value; 20,000,000 shares authorized, 5,340,000 shares issued and 4,806,000 outstanding as of December 31, 2013, 5,340,000 shares issued and outstanding as of December 31, 2012 and 5,356,693 shares issued and 4,822,693 outstanding as of June 30, 2014 and 5,340,000 shares issued and outstanding as of June 30, 2013	5,340	5,340	5,357	5,340	6,675	6,692
Additional paid-in capital	1,546,373	994,735	1,574,278	994,735	1,545,063	1,572,968
Treasury stock (534,000 shares, at cost)	(791,638)	0	(791,638)	0	(791,638)	791,638
Accumulated deficit	(1,980,961)	(2,136,596)	(2,242,607)	(2,023,244)	(1,980,961)	(2,242,607)
TOTAL STOCKHOLDERS’ DEFICIT	(1,220,861)	(1,136,496)	(1,454,585)	(1,023,144)	(1,220,861)	(1,454,585)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$9,768,435	$9,100,158	$10,126,008	$9,883,085	$9,768,435	$10,126,008

*	The Pro Forma balance sheets at December 31, 2013 and June 30, 2014 assume 25,000 shares of Series A preferred stock were converted into 1,335,000 shares of common stock resulting in no Series A preferred stock outstanding and common stock: 6,625,000 shares issued and 6,141,000 shares outstanding at December 31, 2013 and 6,691,693 shares issued and 6,157,693 shares outstanding at June 30, 2014.

The accompanying notes are an integral part of these Consolidated Financial Statements.

The Joint Corp. and Subsidiary

Consolidated Statements of Operations

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
	(audited)	(audited)	(unaudited)	(unaudited)
REVENUES
Royalty fees	$1,531,201	$536,236	$1,361,591	$573,900
Franchise fees	2,536,333	1,339,333	1,034,500	1,385,833
Regional developer fees	742,875	392,750	224,750	371,750
IT related income and software fees	762,867	356,050	410,825	360,425
Advertising fund revenue	216,784	55,136	116,110	81,224
Other income	168,007	105,437	96,895	59,680
TOTAL REVENUES	5,958,067	2,784,942	3,244,671	2,832,812
COST OF REVENUES
Franchise cost of revenues	1,781,477	908,591	978,830	874,101
IT cost of revenues	224,719	181,942	135,663	132,628
TOTAL COST OF REVENUES	2,006,196	1,090,533	1,114,493	1,006,729
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling and marketing expenses	781,256	748,915	370,022	462,278
Depreciation and amortization	70,725	49,814	88,885	31,511
General and administrative expenses	2,660,101	2,242,821	2,050,640	1,227,609
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,512,082	3,041,550	2,509,547	1,721,398
INCOME (LOSS) FROM OPERATIONS	439,789	(1,347,141)	(379,369)	104,685
OTHER (EXPENSE) INCOME	(32,000)	36,318	(3,800)	(22,000)
INCOME (LOSS) BEFORE INCOME TAX (PROVISION) BENEFIT	407,789	(1,310,823)	(383,169)	82,685
INCOME TAX (PROVISION) BENEFIT	(252,154)	574,528	121,523	30,667
NET INCOME (LOSS)	$155,635	$(736,295)	$(261,646)	$113,352
Basic net income (loss) per share	$0.03	$(0.14)	$(0.05)	$0.02
Diluted net income (loss) per share	$0.02*	$(0.14)	$(0.05)	$0.02
Pro Forma**
Basic net income (loss) per share	$0.02	—	$(0.04)	$0.02
Diluted net income (loss) per share	$0.02	—	$(0.04)	$0.02

*	Amounts have been restated
**	The Pro Forma income (loss) per share amounts assume 25,000 shares of Series A preferred stock were converted into 1,335,000 shares of common stock resulting in no Series A preferred stock outstanding and common stock: 6,625,000 shares issued and 6,141,000 shares outstanding at December 31, 2013 and 6,691,693 shares issued and 6,157,693 shares outstanding at June 30, 2014.

The accompanying notes are an integral part of these Consolidated Financial Statements.

The Joint Corp. and Subsidiary

Consolidated Statements of Changes in Stockholders’ Deficit

	Preferred Stock	Common Stock	Additional Paid In Capital	Treasury Stock	Accumulated Deficit	Total
Balances, December 31, 2012	$25	$5,340	$994,735	$0	$(2,136,596)	$(1,136,496)
Purchase of treasury stock	0	0	551,638	(791,638)	0	(240,000)
Net income	0	0	0	0	155,635	155,635
Balances, December 31, 2013	25	5,340	1,546,373	(791,638)	(1,980,961)	(1,220,861)
Stock-based compensation expense – (unaudited)	0	0	27,922	0	0	27,922
Vesting of restricted stock	0	17	(17)	0	0	0
Net loss – (unaudited)	0	0	0	0	(261,646)	(261,646)
Balances, June 30, 2014 (unaudited)	$25	$5,357	$1,574,278	$(791,638)	$(2,242,607)	$(1,454,585)

The accompanying notes are an integral part of these Consolidated Financial Statements.

The Joint Corp. and Subsidiary

Consolidated Statements of Cash Flows

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
	(audited)	(audited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$155,635	$(736,295)	$(261,646)	$113,352
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	70,725	49,814	88,885	31,511
Deferred income taxes	(552,300)	(576,100)	(96,588)	27,327
Accrued interest on notes receivable	(5,551)	0	0	(2,734)
Stock based compensation expense	0	0	27,922	0
(Increase) decrease in:
Restricted cash	17,290	(76,076)	(57,547)	42,862
Accounts receivable	(287,757)	(79,691)	133,543	(347,657)
Prepaid income taxes	300,000	(300,000)	(63,499)	(17,772)
Prepaid expenses	47,069	(51,703)	16,025	32,147
Deferred franchise costs	(14,850)	(2,233,800)	28,700	(244,700)
Deposits and other current assets	(60,686)	(12,474)	(133,274)	(65,752)
Increase (decrease) in:
Accounts payable and accrued expenses	125,394	(136,357)	491,099	171,285
Co-op funds liability	9,359	44,774	(20,508)	(12,045)
Payroll liabilities	58,046	39,203	49,689	(19,949)
Marketing fund deferred revenue	(26,650)	31,302	78,055	(31,302)
Other liabilities	108,029	4,160	56,547	47,919
Deferred rent and tenant allowance	0	(13,192)	541,962	0
Income taxes payable	419,297	(45)	(419,297)	0
Deferred revenue	59,167	6,222,417	(186,250)	513,667
NET CASH PROVIDED BY OPERATING ACTIVITIES	422,217	2,175,937	273,818	238,159
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(241,412)	(131,311)	(542,673)	(9,657)
Proceeds from sale of equipment	0	47,267	0	0
(Issuance of) payments received on notes receivable	10,353	(90,000)	12,771	0
NET CASH USED IN INVESTING ACTIVITIES	(231,059)	(174,044)	(529,902)	(9,657)
CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of treasury stock	(240,000)	0	0	0
NET CASH USED IN FINANCING ACTIVITIES	(240,000)	0	0	0
NET INCREASE (DECREASE) IN CASH	(48,842)	2,001,893	(256,084)	228,502
CASH AT BEGINNING OF PERIOD	3,565,592	1,563,699	3,516,750	3,565,592
CASH AT END OF PERIOD	$3,516,750	$3,565,592	$3,260,666	$3,794,094

The accompanying notes are an integral part of these Consolidated Financial Statements.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for income taxes during the years ended December 31, 2013 and 2012 was $0 and $300,045, and for the six months ended June 30, 2014 and 2013 was $420,250 and $0, respectively.

In December 2013, the Company repurchased 534,000 shares of its common stock for $240,000 in cash and issued an option for 534,000 shares of common stock and a fair value of $551,638, exercising its right of first refusal under the terms of a Stockholders Agreement (see Note 8).

During the year ended December 31, 2012, the Company issued a $21,750 promissory note for payment of a transfer fee (see Note 2).

There were no non-cash financing and investing activities for the six months ended June 30, 2014 and 2013.

The accompanying notes are an integral part of these Consolidated Financial Statements.

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 1      NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
                    POLICIES

Nature of Operations

The Joint Corp. (“The Joint”), a Delaware corporation, was formed on March 10, 2010, for the purpose of franchising chiropractic clinics, selling regional developer rights and supporting the operations of franchised chiropractic clinics at locations throughout the United States of America. The franchising of chiropractic clinics is regulated by the Federal Trade Commission and various state authorities.

The Joint Corporate Unit No. 1, LLC (“Clinic”), an Arizona limited liability company, was formed on July 14, 2010, for the purpose of operating chiropractic centers in the state of Arizona. The Clinic was sold on July 1, 2012, and all remaining account balances were consolidated with The Joint as of December 31, 2012.

The following table summarizes the number of clinics in operation for years ended December 31, 2013 and 2012 and the six months ended June 30, 2014 and 2013.

	December 31,		June 30,
	2013	2012	2014	2013
Clinics open at beginning of period	82	33	175	82
Clinics opened during the period	93	53	41	52
Clinics closed during the period	0	(4)	(1)	(3)
Clinics in operation at the end of the period	175	82	215	131
Clinics sold but not yet operational	223	216	250	264
Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Joint Corp. and its wholly owned subsidiary, The Joint Corporate Unit No. 1, LLC (collectively, the “Company”).

All significant intercompany accounts and transactions between The Joint Corp. and its subsidiary have been eliminated in consolidation.

Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash. The Company continually monitors its positions with, and credit quality of, the financial institutions with which it invests. As of the balance sheet date and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Restricted Cash

Restricted cash held by the Company relates to cash franchisees are required to contribute to the National Marketing Fund and cash franchisees provide to the Co-Op Marketing Funds. Cash contributed to the National Marketing Fund is to be used in accordance with the Franchise Disclosure Document with a focus on regional and national marketing and advertising.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to franchisees related to the collection of initial franchise fees, royalties, and other operating revenues. The Company periodically performs credit analysis and monitors the financial condition of the franchisees to reduce credit risk. As of December 31, 2013 and 2012, one customer and two customers, respectfully, represented 15% and 54% of outstanding accounts receivable. We did not have any customers that represented greater than 10% of our revenues during the six months ended June 30, 2014 and 2013 or the years ended December 31, 2013 and 2012.

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 1      NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
                    POLICIES  – (continued)

Accounts Receivable

Accounts receivable represent amounts due from franchisees for royalty fees and marketing and advertising expenses. The Company considers a reserve for doubtful accounts based on the creditworthiness of the franchisee. The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses. The allowance is management’s best estimate of uncollectible amounts and is determined based on specific identification and historical performance that are tracked by the Company on an ongoing basis. The losses ultimately could differ materially in the near term from the amounts estimated in determining the allowance. The Company determined that an allowance for doubtful accounts was not necessary for the twelve months ended December 31, 2013 and 2012. As of June 30, 2014 and 2013 the Company had allowance for doubtful accounts of $42,039 and $0, respectively.

Deferred Franchise Costs

Deferred franchise costs represent commissions that are earned in conjunction with the sale of a franchise, and are expensed when the respective revenue is recognized, which is generally upon the opening of a clinic.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

Maintenance and repairs are charged to expense as incurred; major renewals and improvements are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in other income.

Software Developed

The Company capitalizes most software development costs. These capitalized costs are primarily related to proprietary software used by clinics for operations and the Company for management of operations. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized as assets in progress until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Software developed is recorded as part of property and equipment. Maintenance and training costs are expensed as incurred. Internal use software is amortized on a straight line basis over its estimated useful life, generally 5 years.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. No impairments of long-lived assets were recorded for the years ended December 31, 2013 and 2012 and for the six months ended June 30, 2014.

Advertising Fund

The Company has established an advertising fund for national marketing and advertising of services offered by the clinics owned by the franchisees. As stipulated in the typical franchise agreement, a franchisee, in addition to the monthly royalty fee, pays a monthly marketing fee of 1% of gross sales, which may increase to 2% at the discretion of the Company. The Company is to segregate the marketing funds collected

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 1      NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
                    POLICIES  – (continued)

and use the funds for specific purposes as outlined in the Franchise Disclosure Document. As amounts are expended from the fund, the Company recognizes advertising fund revenue and a related expense. Amounts collected in excess of marketing expenditures are included in restricted cash on the consolidated balance sheets of the Company.

Co-Op Marketing Funds

Franchises have established regional Co-Ops for advertising within their local and regional markets. The Joint maintains an agency relationship under which the marketing funds collected are segregated and used for the specified purposes as directed by the Co-Ops officers. The marketing funds are included in restricted cash on the consolidated balance sheets of the Company.

Revenue Recognition

The Company generates revenue through initial franchise fees, regional developer fees, transfer fees, royalties, IT related income, and computer software fees.

Initial Franchise Fees

The Company requires the entire initial franchise fee to be paid upon execution of the franchise agreement, which has an initial term of ten years and are non-refundable. Initial franchise fees received from a franchisee are recognized as revenue when the Company has performed substantially all initial services required by the franchise agreement. The franchisor’s services under the franchise agreement include: training of franchisee and staff, site selection, construction/vendor management and ongoing operations support. The Company provides no financing to own franchises or guarantees on their behalf.

Regional Developer Fees

During 2011, the Company established a regional developer program to bring on independent contractors to assist in developing specified geographical regions. Under this program, regional developers pay a license fee of 25% of the then current franchise fee for each franchise they receive the right to develop within a specified geographical region. Each regional developer agreement establishes a minimum number of franchises that the regional developer must develop. Regional developers receive 50% of franchise fees collected upon the sale of franchises within their region, and a royalty of 3% of sales generated by franchised clinics in their region. Regional developer fees are non-refundable and are recognized as revenue when the Company has performed substantially all initial services required by the regional developer agreement, which generally is considered to be upon the opening of each franchised clinic. Upon the execution of a regional developer agreement, the Company estimates the number of franchised clinics to be opened, which is typically consistent with the contracted minimum. When the Company anticipates that the number of franchised clinics to be opened will exceed the contracted minimum, the license fee on a per-clinic basis is determined by dividing the total fee collected from the regional developer by the number of clinics expected to be opened within the region. Certain regional developer agreements provide that no additional fee is required for franchises developed by the regional developer above the contracted minimum, while other regional developer agreements require a supplemental payment. The Company reassesses the number of clinics expected to be opened as the regional developer performs under its regional developer agreement. When a material change to the original estimate becomes apparent, the fee per clinic is revised on a prospective basis, and the unrecognized fees are allocated among, and recognized as revenue upon the opening of, the remaining unopened franchised clinics within the region. The franchisor’s services under regional developer agreements include site selection, grand opening support for two clinics, sales support for identification of qualified franchisees, general operational support and marketing support to advertise for ownership opportunities. Several of the Company’s regional developer agreements grant to the Company the option to repurchase the regional developer’s license. The Company has no present intent to exercise any specific repurchase option for any particular regional developer license.

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 1      NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
                    POLICIES  – (continued)

Royalties

The Company collects royalties, as stipulated in the franchise agreement, equal to 7% of gross sales and a marketing and advertising fee of 1% of gross sales. Certain franchisees with franchise agreements acquired during the formation of the Company pay a monthly flat fee. Royalties are recognized as revenue when earned. Royalties are collected bi-monthly two working days after each sales period has ended. The Company considers a reserve for doubtful accounts based on the creditworthiness of the franchisee. The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses. The allowance is management’s best estimate of uncollectible amounts and is determined based on specific identification and historical performance that are tracked by the Company on an ongoing basis.

IT Related Income and Software Fees

The Company collects a monthly computer software fee for use of the Company’s proprietary chiropractic software, computer support, and internet services support, which was rolled out to all the clinics in April 2012. These fees are recognized on a monthly basis as services are provided. IT related revenue represents a flat fee to purchase the clinics’ computer equipment, operating software, preinstalled chiropractic system software, key card scanner (patient identification card), credit card scanner and credit card receipt printer. These fees are recognized as revenue when upon receipt of equipment by the franchisee.

Advertising Costs

The Company’s policy is to expense all operating advertising costs as incurred. Advertising expenses for years ended December 31, 2013 and 2012 were $323,219 and $404,050, respectively, and the six months ended June 30, 2014 and 2013 were $40,039 and $134,209, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the Accounting Standards Codification that requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation of property and equipment and treatment of revenue for franchise fees and regional developer fees collected. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for uncertainty in income taxes by recognizing the tax benefit or expense from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The Company measures the tax benefits and expenses recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

For the six months ended June 30, 2014 and the year ended December 31, 2013, the Company recorded a liability for income taxes for operations and uncertain tax positions of approximately $204,000 and $148,000, respectively, of which $50,000 and $33,000 respectively, represent penalties and interest and recorded in “other liabilities” section of the accompanying consolidated balance sheets. Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. The Company’s tax returns for tax years subject to examination by tax authorities include 2010 through the current period for state and federal reporting purposes.

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 1      NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
                    POLICIES  – (continued)

Earnings (Loss) per Common Share

Basic earnings (loss) per common share include no dilution and are computed by dividing the net earnings (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed by giving effect to all potentially dilutive common shares including preferred stock, restricted stock, and stock options. Basic and diluted earnings per share for the year ended December 31 2012 and the six months ended June 30, 2014 were the same as the impact of all potentially dilutive securities outstanding was anti-dilutive.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013
Net income (loss)	$155,635	$(736,295)	$(261,646)	$113,352
Weighted average common stock issued	5,340,000	5,340,000	5,340,000	5,340,000
Weighted average treasury stock	(26,335)	—	(534,000)	—
Weighted average vested restricted stock	—	—	9,669	—
Weighted average common shares used in basic earnings (loss) per share	5,313,665	5,340,000	4,815,669	5,340,000
Weighted average shares issuable on exercise of stock options	21,732	—	—	—
Weighted average shares issuable on conversion of series A preferred stock	1,335,000	—	—	1,335,000
Weighted average common shares used in diluted earnings (loss) per share	6,670,397	5,340,000	4,815,669	6,675,000
Basic net income (loss) per share	$0.03	$(0.14)	$(0.05)	$0.02
Diluted net income (loss) per share	$0.02	$(0.14)	$(0.05)	$0.02
Pro Forma
Basic net income (loss) per share	$0.02	$—	$(0.04)	$0.02
Diluted net income (loss) per share	$0.02	$—	$(0.04)	$0.02

Securities outstanding at June 30, 2014 which could be dilutive in the future, some of which are included in some, but not all, of the periods presented include preferred stock convertible into 1,335,000 shares of common stock issued in 2010, options to purchase 534,000 shares of common stock issued in 2013 in connection with the purchase of treasury stock and options to purchase 271,895 shares of common stock issued as compensation in 2014 and the 550,682 shares of unvested restricted stock issued as compensation in 2014. Pro forma net income (loss) per share assumes conversion of 25,000 shares of convertible preferred stock into 1,335,000 shares of common stock for all periods presented.

Stock-Based Compensation

The Company accounts for share based payments by recognizing compensation expense based upon the estimated fair value of the awards on the date of grant. The Company determines the estimated grant fair value using the Black-Scholes option pricing model and recognizes compensation costs ratably over the vesting period using the straight-line method.

Unaudited Interim Presentation

The accompanying interim balance sheets as of June 30, 2014 and 2013, the statements of operations and cash flows for the six months ended June 30, 2014 and 2013 and the statements of stockholders’ equity (deficit) for the six months ended June 30, 2014 and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with GAAP. In management’s

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 1      NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
                    POLICIES  – (continued)

opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments necessary for the fair presentation of its balance sheets as of June 30, 2014 and 2013, and its statements of operations for the six months ended June 30, 2014 and 2013, and statements of cash flows for the six months ended June 30, 2014 and 2013. The results for the six months ended June 30, 2014 are not necessarily indicative of the results expected for the full fiscal year.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Items subject to significant estimates and assumptions include the allowance for doubtful accounts, share-based compensation arrangements, fair value of stock options, useful lives and realizability of long-lived assets, classification of deferred revenue and deferred franchise costs and the related deferred tax assets and liabilities as long-term or current, uncertain tax positions and realizability of deferred tax assets.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) which provides guidance on how companies recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. The Company is in the process of evaluating the impact of this pronouncement.

Subsequent Events

Currently, the Company is pursuing a Form S-1 registration with the Securities and Exchange Commission and will have associated expenses related to this subsequent event.

On September 16, 2014, the Board declared a second stock dividend of .78 shares of common stock for each share of common stock outstanding as of September 15, 2014. The second stock dividend is effective and payable automatically as of the effective date of the Company’s Amended and Restated Certificate of Incorporation, which was September 17, 2014. This stock dividend has been accounted for as a stock split and retroactively reflected in these consolidated financial statements.

NOTE 2      NOTES RECEIVABLE

Effective July 2012, the Company sold its company-owned clinic, including the license agreement, equipment, and customer base, in exchange for a $90,000 promissory note. The note bears interest at 6% per annum for fifty-four months and requires monthly principal and interest payments over forty-two months, beginning August 2013 and maturing January 2017. The outstanding balance on the note as of June 30, 2014 and December 31, 2013 was $72,427 and $85,198, respectively and is uncollateralized.

Note Receivable — Related Party

Effective October 2012, a stockholder and former director of the Company transferred ownership in his clinic to a third party in connection with which the Company assessed a contractual transfer fee of $21,750. The Company accepted the stockholder’s promissory note in the amount $21,750 in payment of this fee. The note has not been formalized with terms, including interest rate or payment schedules and, accordingly, is presented as a long-term note receivable in the accompanying consolidated balance sheets.

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 2      NOTES RECEIVABLE  – (continued)

The Company considers a reserve for doubtful accounts on notes receivable. The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses. The allowance is management’s best estimate of uncollectible amounts and is determined based on specific identification and historical performance that are tracked by the Company on an ongoing basis. The losses ultimately could differ materially in the near term from the amounts estimated in determining the allowance. The Company determined that an allowance for doubtful accounts on notes receivable was not necessary as of June 30, 2014 and 2013 and December 31, 2013 and 2012.

NOTE 3      PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,		June 30,
	2013	2012	2014	2013
Office and computer equipment	$28,817	$28,817	$142,157	$37,080
Leasehold improvements	—	—	435,747	—
Software developed	379,415	247,085	438,737	248,479
	408,232	275,902	1,016,641	285,559
Accumulated depreciation and amortization	(117,047)	(46,322)	(203,284)	(77,833)
	291,185	229,580	813,357	207,726
Assets in progress	109,082	0	40,698	—
	$400,267	$229,580	$854,055	$207,726

Depreciation and amortization expense was $70,725, $49,814, for the years ended December 31, 2013 and 2012, respectively and $88,885 and $31,511 for the six months ended June 30, 2014 and 2013, respectively.

As of June 30, 2014, assets in progress represents new software under development. As of December 31, 2013, assets in progress includes costs for signage, furniture and equipment related to the impending new office relocation as well as new software under development. These costs are transferred to the appropriate property and equipment category and commence depreciation when the assets become ready for their intended use.

NOTE 4      FAIR VALUE CONSIDERATION

The Company’s financial instruments include cash, restricted cash, accounts receivable, notes receivable, accounts payable and accrued expenses. The carrying amounts of the Company’s financial instruments approximate their fair value due to their short maturities.

The Company generally does not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks.

Authoritative guidance defines fair value as the price that would be received to sell and asset paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the our assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on reliability of the inputs as follows:

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 4      FAIR VALUE CONSIDERATION  – (continued)

Level 1:	Inputs that reflect unadjusted quoted prices in active markets that are accessible to Ampio for identical assets of liabilities;
Level 2:	Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and
Level 3:	Unobservable inputs that are supported by little or no market activity.

As of December 31, 2013 and 2012 and for the six months ended June 30, 2014, and 2013 the Company does not have any financial instruments that contain unobservable inputs measured as level 1, 2 or 3.

NOTE 5      INCOME TAXES

Income tax provision (benefit) reported in the consolidated statements of operations is comprised of the following:

	December 31,
	2013	2012
Current Provision:
Federal	$583,558	$0
State, net of state tax credits	220,856	1,572
	804,454	1,572
Deferred Provision:
Federal	(482,350)	(509,795)
State	(69,950)	(66,305)
	(552,300)	(576,100)
Total income tax provision (benefit)	$252,154	$(574,528)

The following are the components of the Company’s net deferred taxes for federal and state income taxes:

	December 31,
	2013	2012
Current deferred tax asset (liabilities):
Deferred revenue	$1,064,000	$1,222,400
Deferred franchise costs	(362,800)	(452,600)
Net current deferred tax asset	701,200	769,800
Non-current deferred tax asset (liabilities):
Deferred revenue	1,825,700	1,476,100
Deferred franchise costs	(469,100)	(778,000)
Net operating carryforwards	0	34,200
Asset based difference related to property and equipment	(90,900)	(87,500)
Net non-current deferred tax asset	$1,265,700	$644,800

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 5      INCOME TAXES  – (continued)

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax accounting net income (loss) to the income tax provision (benefit) in the consolidated statement of operations:

	December 31,
	2013	2012
Expected federal tax expense	34.0%	(34.0%)
State tax provision, net of federal benefit	4.6%	(4.6%)
State tax credits	0.0%	(0.4%)
Meals and entertainment	2.6%	(0.6%)
Unrecognized tax penalties and interest	2.3%	(0.1%
State tax expense	18.3%	(4.1%)
	61.8%	(43.8%)

The Company’s state tax expense, penalties and interest stem from uncertain tax positions related to unresolved state apportionment of taxable income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012
Balance as of January 1	$40,000	$36,000
Additions based on tax positions related to the current year	108,000	4,000
Balance at December 31	$148,000	$40,000

NOTE 6      COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its corporate office space. Monthly payments under the lease were approximately $10,500 through June 2012 and approximately $6,700 through December 2013. The lease expired on December 31, 2013. On September 17, 2013, the Company entered into a new lease for corporate office space, with 66 monthly payments increasing from $10,500 to $22,000, beginning February 3, 2014, the date the Company took occupancy of the new office space.

Total rent expense for the six months ended June 30, 2014 and 2013 was $67,081 and $31,000, respectively. Total rent expense for the years ended December 31, 2013 and 2012, was approximately $124,000 and $117,000.

Future minimum annual lease payments are approximately as follows:

December 31,
2014	$116,000
2015	235,000
2016	250,000
2017	255,000
2018	260,000
Thereafter	154,000
$1,270,000
Deferred Rent and Tenant Allowance

In connection with the new lease, the Company received a tenant improvement allowance of $539,294. This allowance is amortized over the lease term as a reduction to rental expense. For the six months ending June 30, 2014, amortization credit was approximately ($40,850). In addition, the Company records operating

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 6      COMMITMENTS AND CONTINGENCIES  – (continued)

leases to rent expense on a straight-line basis. When lease payments differ from the straight-line rent expense, the difference is recorded to the deferred tenant allowance account. For the six months ending June 30, 2014, additional rent expense was $43,500.

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

NOTE 7      RELATED PARTY TRANSACTIONS

The Company entered into consulting and legal agreements with certain common stockholders related to services performed for the development of the Company. Amounts paid to these stockholders was approximately $680,000 and $556,000 for the years ended December 31, 2013 and 2012, respectively and $238,000 and $136,000 for the six months ended June 30, 2014 and 2013, respectively.

NOTE 8      EQUITY

Stock-Based Compensation

In November 2012, the Company adopted the 2012 Stock Plan (“2012 Plan”). The Plan purpose is to attract and retain the best available personnel for positions of substantial responsibility, provide incentives and additional ownership opportunities for employees, directors, and consultants, and generally promote the success of the Company’s business. The Plan permits the Company to grant incentive stock options, non-statutory stock options, restricted stock, stock appreciation rights, performance units and performance shares to employees, directors, and consultants for a period of ten years.

On May 15, 2014, the Company adopted the 2014 Stock Plan (“2014 Plan”). The 2014 Plan is designed to supersede and replace the 2012 Plan, effective as of the adoption date and set aside 1,513,000 shares of the Company’s common stock that may be guaranteed under the Plan.

As of June 30, 2014, the Company has granted stock options to employees to purchase 271,895 shares of the Company and granted restricted stock awards to an executive and consultant to earn 567,375 shares of Company stock. The stock options vest over a period of four years from grant date. The restricted stock was granted in two tranches. The first tranche vests over a period of four years from the grant date. The second tranche begins vesting upon completion of a successful initial public offering by the Company during the employment and service term of participating executives annually over a three year term. Management has reserved a pool of shares to be issued when the options are exercised and the restricted stock is earned.

The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. In order to calculate the fair value of the options, certain assumptions are made regarding the components of the model, including the estimated fair value of underlying common stock, risk-free interest rate, volatility, expected dividend yield and expected option life. Changes to the assumptions could cause significant adjustments to the valuation.

The fair value of the Company’s common stock is estimated by the Board of Directors at or about the time of grant for each share-based award. At each grant, the board considered a number of factors in establishing a value for the Company’s common stock including the Company’s EBITDA, assessments of an amount the Company’s shareholders would accept in the private sale of the company, discussions with the Company’s investment bankers regarding pricing of the company’s common stock in an initial public offering and the probability of successfully completing an IPO. Although the methods for determining fair value of the

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 8      EQUITY  – (continued)

Company’s common stock are not complex, the board’s estimate of the fair value of its common stock does involve subjectivity, especially assessments of value in a private sale and estimates of value in the public stock market.

Since the Company’s stock was not publicly traded, expected volatilities are based on volatilities from publicly traded companies with business models similar to the Company. Upon successful completion of an IPO, the Company’s stock trading price is expected be the basis of fair value of its common stock used in determining the value of share based awards. The Company will rely upon the volatilities from publicly traded companies with similar business models until the Company’s common stock has accumulated enough trading history for the Company to utilize its own historical volatility. There has been no employee forfeiture of stock options to date. The expected life of the options granted is based on the average of the vesting term and the contractual term of the option. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury 10-year yield curve in effect at the date of the grant.

The Company has computed the fair value of all options granted during the six months ended June 30, 2014, using the following assumptions:

Risk-free interest	2.05% – 2.45%
Expected life (years)	7.0
Expected dividend yield	0%
Volatility	43.40% – 45.06%

The information below summarizes the stock options:

STOCK OPTIONS	Options	Weighted average exercise price	Weighted contractual life	Aggregate fair value
Outstanding at December 31, 2013	—	—	—	—
Grants issued	271,895	$1.41	9.61	$183,579
Grants or awards forfeited or exercised	—	—	—	—
Outstanding grants at June 30, 2014	271,895	$1.41	9.61	$183,579
Options exercisable at June 30, 2014	8,341

Unrecognized stock-based compensation expense for stock options for the six months ended June 30, 2014 was $175,646, which is expected to be recognized ratably over the next 3.67 years. The remaining $56,419 in unrecognized stock-based compensation expense is associated with 100,125 stock option grants whose vesting is contingent upon completion of a successful IPO.

The information below summaries the restricted stock activity:

RESTRICTED SHARE AWARDS	SHARES
Outstanding at December 31, 2013	—
Restricted stock awards granted	567,375
Awards forfeited or exercised	—
Outstanding restricted stock awards at June 30, 2014	567,375
Remaining available to be issued	137,950

The restricted stock was granted in two tranches. The first tranche vests in 48 monthly installments of 1,390 restricted shares for the first 36 months and 1,392 shares for each of the last 12 monthly installments. The second tranche begins vesting upon completion of a successful initial public offering by the Company during the employment and service term of the executive and consultant, respectively. This vests in 12

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 8      EQUITY  – (continued)

monthly installments from the date of closing the IPO. The estimated fair market value of the 567,375 shares of restricted stock was valued at $1.20 per share, determined by the Board, totaling approximately $679,000 to be recognized ratably as the stock is vested. Unrecognized stock based compensation expense for restricted stock awards as of June 30, 2014 was $658,969 of which $139,781 is expected to be recognized ratably over 3.5 years. The remaining $519,188 is associated with 433,875 shares issued in the second tranche which may begin vesting upon completion of a successful IPO.

Preferred Stock

The Company has designated 50,000 shares as preferred stock. The preferred stock is senior to common stock and each share has the same voting rights as the common stockholders. The liquidation preference is equal to the stated value of the stock plus any dividends declared but unpaid at the time of a Liquidation event. The preferred shares are convertible to common stock at the option of the holder at a rate of one share of preferred stock for 53.4 shares of common stock. In addition, the preferred stock holders have a right of first refusal and tag-along rights to the common stockholders. The Company may request conversion with proper notice to preferred shareholders’ five days prior to a qualified initial public offering by the Company.

Common Stock

On November 26, 2012, the Board declared a dividend of 29 shares of common stock of the Company on each share of common stock outstanding as of December 1, 2012. The stock dividend is effective and payable automatically as of the effective date of the Certificate of Amendment which was January 9, 2013. The stock dividend has been accounted for as a stock split and retroactively reflected in these consolidated financial statements. On September 16, 2014, the Board declared a second stock dividend of .78 shares of common stock for each share of common stock outstanding as of September 15, 2014. The second stock dividend is effective and payable automatically as of the effective date of the Company’s Amended and Restated Certificate of Incorporation, which was September 17, 2014. This stock dividend has been accounted for as a stock split and retroactively reflected in these consolidated financial statements. After the stock dividends, 1,335,000 shares of the Company’s common stock have been reserved for issuance upon the conversion of any shares of its preferred stock.

On January 9, 2013, a Certificate of Amendment of Certificate of Incorporation was filed with the Delaware Secretary of State. This amendment authorized the Company to increase the number of common stock shares from 150,000 to 4,000,000. A subsequent Certificate of Amendment of Certificate of Incorporation was filed on December 24, 2013, authorizing the Company to increase the number of common stock shares to 4,250,000. An Amended and Restated Certificate of Incorporation was filed on September 17, 2014, authorizing the Company to increase the number of common stock shares to 20,000,000.

Treasury Stock

In December 2013, the Company exercised its right of first refusal under the terms of a Stockholders Agreement dated March 10, 2010 to repurchase 534,000 shares of its common stock. The shares were purchased for $0.45 per share or $240,000 in cash along with the issuance of an option for 534,000 shares. The Company has the right to call the option upon a 15% change in ownership. The repurchased shares were recorded as treasury stock, at cost in the amount of $791,638, and are available for general corporate purposes. The option is classified in equity as it is considered indexed to the Company’s stock and meets the criteria for classification in equity.

THE JOINT CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013
(information as it pertains to June 30, 2014 and 2013 is unaudited)

NOTE 8      EQUITY  – (continued)

The option was granted to the seller for a term of 8 years. The option contained the following exercise prices:

Year 1	$0.56
Year 2	$0.68
Year 3	$0.84
Year 4	$1.03
Year 5	$1.28
Year 6	$1.59
Year 7	$1.97
Year 8	$2.45

Consideration given in the form of the option was valued using a Binomial Lattice-Based model resulting in a fair value of $1.03 per share option for a total fair value of $551,638. The option was valued using the Binomial Lattice-Based valuation methodology because that model embodies all of the relevant assumptions that address the features underlying the instrument. Significant assumptions were as follows:

Market value of underlying common stock	$1.20
Term	1 yr – 8 yrs
Strike Price	$0.56 – $2.45
Volatility	27.03% – 45.64%
Risk Free Interest	0.13% – 2.45%

NOTE 9      RESTATEMENT

The Company has restated its diluted earnings per share for the year ended December 31, 2013 based upon an error in the determination of the dilutive effect of common stock equivalents related to convertible preferred stock and the stock option issued in 2013.

	As originally reported	Adjustment	As restated
Diluted	$0.03	$(0.01)	$0.02

3,000,000 Shares of Common Stock

PRELIMINARY PROSPECTUS

Joint Book Runners

Roth Capital Partners	Feltl and Company

Co-Manager

Sanders Morris Harris

           , 2014

Through and including            , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of common stock being registered. All amounts are estimates except the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Global Market listing fee.

SEC registration fee	$4,588.50
FINRA filing fee	5,843.75
The NASDAQ Global Market listing fee	125,000
Blue Sky fees and expenses	10,000
Printing and engraving costs	80,000
Legal fees and expenses	180,000
Accounting fees and expenses	100,000
Transfer Agent and Registrar fees	5,000
Miscellaneous expenses	340,000
Total	$850,432.25

*	to be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “General Corporation Law”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.

Registrant’s Amended and Restated Certificate of Incorporation and Bylaws provide that Registrant will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of Registrant or any predecessor of Registrant, or serves or served at any other corporation, partnership, joint venture, trust or other enterprise as a director, officer, employee or agent at the request of Registrant or any predecessor of Registrant.

Registrant’s Bylaws provide for mandatory indemnification to the fullest extent permitted by General Corporation Law against all expense, liability and loss including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlements, provided that Registrant shall not be required to indemnify unless the proceeding in which indemnification is sought was authorized in advance by our Board of Directors.

Registrant’s directors and executive officers are covered by insurance maintained by Registrant against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended. In addition, the Registrant has entered into contracts with its directors and executive officers providing indemnification of such directors and executive officers by the Registrant to the fullest extent permitted by law, subject to certain limited exceptions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of Registrant and its executive officers and directors, and by Registrant of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

The following is a summary of Registrant’s transactions within the last three years, involving sales of Registrant’s securities that were not registered under the Securities Act:

(a)	On January 1, 2014, the Registrant issued 400,500 restricted shares of its common stock to John B. Richards pursuant to a restricted stock purchase agreement. The Board of Directors of the Company determined that the fair market value of its common stock as of that date was $1.20 per share. The foregoing purchase and sale was exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof on the basis that the transaction did not involve a public offering.
(b)	On January 1, 2014, the Registrant granted 166,875 options to purchase common stock to David Orwasher at an exercise price of $1.20 per share. The foregoing option grant was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.
(c)	On January 1, 2014, the Registrant issued 166,875 restricted shares of its common stock to David Orwasher pursuant to a restricted stock purchase agreement. The Board of Directors of the Company determined that the fair market value of its common stock as of that date was $1.20 per share. The foregoing purchase and sale was exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof on the basis that the transaction did not involve a public offering.
(d)	On January 1, 2014, the Registrant granted options to purchase an aggregate of 33,820 shares of its common stock at an exercise price of $1.20 per share to 15 individuals who were either employees of or service providers to the Registrant. The foregoing option grants were exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof on the basis that the transaction did not involve a public offering.
(e)	On May 15, 2014, the Registrant granted 71,200 options to purchase common stock to Catherine B. Hall at an exercise price of $2.02 per share. The foregoing option grant was exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof on the basis that the transaction did not involve a public offering.

Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about Registrant or had access, through their relationships with Registrant, to such information.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.
3.1†	Certificate of Incorporation of Registrant.
3.2†	Amended and Restated Certificate of Incorporation of Registrant.
3.3†	Bylaws of Registrant.
3.4†	Amended and Restated Bylaws of Registrant.
4.1†	Form of Registrant’s Common Stock Certificate.
4.2†	Form of Representatives’ Warrant.
5.1	Form of Opinion of Johnson and Colmar.
10.1#†	Form of Indemnification Agreement between Registrant and each of its directors and officers and related schedule.
10.2#†	2012 Stock Plan.
10.3#†	2014 Incentive Stock Plan.
10.4#†	Form of Option Agreement under 2014 Stock Plan.
10.5†	Lease Agreement dated between Registrant and DTR 14, LLC, for Registrant’s office located at 16767 North Perimeter Drive, Suite 240, Scottsdale, Arizona 85260.
10.6#†	Employment Agreement between Registrant and David Orwasher dated January 1, 2014.
10.7#†	Employment Term Sheet between Registrant and John B. Richards, Chief Executive Officer of Registrant.
10.8#†	Employment Term Sheet between Registrant and Catherine Hall, Chief Marketing Officer of Registrant.
10.9#†	Stock Option Agreement between Registrant and David Orwasher dated January 1, 2014.
10.10#†	Stock Option Agreement between Registrant and Catherine Hall dated May 15, 2014.
10.11#†	Restricted Stock Award Agreement between Registrant and John B. Richards dated January 1, 2014.
10.12#†	Restricted Stock Award Agreement between Registrant and David Orwasher dated January 1, 2014.
10.13†	Form of Registrant’s Franchise Disclosure Document.
10.14†	Form of Registrant’s Regional Developer License Agreement.
10.15†	Form of Registrant’s Franchise Agreement.
10.16#†	Written Description of Management Services Arrangement between Registrant and Business Ventures Corp.
10.17#†	Written Description of Consulting Arrangement between Registrant and John Leonesio.
10.18†	Indemnification Agreement between Registrant and former director Fred Gerretzen.
10.19†	Indemnification Agreement between Registrant and former officer Ronald Record.
21.1†	List of subsidiaries of The Joint Corp.
23.1	Consent of EKS&H.
23.2	Consent of Johnson and Colmar (contained in Exhibit 5.1).
24.1†	Power of Attorney.
99.1†	Consent of Director nominee William R. Fields.
99.2†	Consent of Director nominee Ronald V. Davella.

*	To be filed by amendment.
#	Management contract or compensatory plan or arrangement.
†	Previously filed.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer, or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, Registrant has duly caused this Amendment No. 3 to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on the 30th day of October, 2014.

THE JOINT CORP.

By:	/s/ John B. Richards John B. Richards Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ John B. Richards John B. Richards	Chief Executive Officer and Director (Principal Executive Officer) and Director	October 30, 2014
* David Orwasher	Chief Operating Officer and President (Principal Financial and Accounting Officer)	October 30, 2014
* John Leonesio	Chairman of the Board and Director	October 30, 2014
* Craig P. Colmar	Director	October 30, 2014
* Steven P. Colmar	Director	October 30, 2014
* Richard Rees	Director	October 30, 2014
* By: /s/ John B. Richards John B. Richards Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.
3.1†	Certificate of Incorporation of Registrant.
3.2†	Amended and Restated Certificate of Incorporation of Registrant.
3.3†	Bylaws of Registrant.
3.4†	Amended and Restated Bylaws of Registrant.
4.1†	Form of Registrant’s Common Stock Certificate.
4.2†	Form of Representatives’ Warrant.
5.1	Form of Opinion of Johnson and Colmar.
10.1#†	Form of Indemnification Agreement between Registrant and each of its directors and officers and related schedule.
10.2#†	2012 Stock Plan.
10.3#†	2014 Incentive Stock Plan.
10.4#†	Form of Option Agreement under 2014 Stock Plan.
10.5†	Lease Agreement dated between Registrant and DTR 14, LLC, for Registrant’s office located at 16767 North Perimeter Drive, Suite 240, Scottsdale, Arizona 85260.
10.6#†	Employment Agreement between Registrant and David Orwasher dated January 1, 2014.
10.7#†	Employment Term Sheet between Registrant and John B. Richards, Chief Executive Officer of Registrant.
10.8#†	Employment Term Sheet between Registrant and Catherine Hall, Chief Marketing Officer of Registrant.
10.9#†	Stock Option Agreement between Registrant and David Orwasher dated January 1, 2014.
10.10#†	Stock Option Agreement between Registrant and Catherine Hall dated May 15, 2014.
10.11#†	Restricted Stock Award Agreement between Registrant and John B. Richards dated January 1, 2014.
10.12#†	Restricted Stock Award Agreement between Registrant and David Orwasher dated January 1, 2014.
10.13†	Registrant’s Franchise Disclosure Document.
10.14†	Form of Registrant’s Regional Developer License Agreement.
10.15†	Form of Registrant’s Franchise Agreement.
10.16#†	Written Description of Management Services Arrangement between Registrant and Business Ventures Corp.
10.17#†	Written Description of Consulting Arrangement between Registrant and John Leonesio.
10.18†	Indemnification Agreement between Registrant and former director Fred Gerretzen.
10.19†	Indemnification Agreement between Registrant and former officer Ronald Record.
21.1†	List of subsidiaries of The Joint Corp.
23.1	Consent of EKS&H.
23.2	Consent of Johnson and Colmar (contained in Exhibit 5.1).
24.1†	Power of Attorney.
99.1†	Consent of Director nominee William R. Fields.
99.2†	Consent of Director nominee Ronald V. Davella.

*	To be filed by amendment.
#	Management contract or compensatory plan or arrangement.
†	Previously filed.